                                                                      ----------------------------
                                                                            OMB APPROVAL
                                  UNITED STATES                       ----------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549                   OMB Number:        3235-0145
                                                                      Expires:    October 31, 1997
                                                                      Estimated average burden
                                                                      hours per response ....14.90
                                                                      ----------------------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ____)*


                            DSP Communications, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    23332K106
             ------------------------------------------------------
                                 (CUSIP Number)

                              F. Thomas Dunlap, Jr.
                  Vice President, General Counsel and Secretary
                                Intel Corporation
                         2200 Mission College Boulevard
                          Santa Clara, California 95052
                            Telephone: (408) 765-8080

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                October 13, 1999
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------                                  ---------------------
CUSIP No.   23332K106                                        PAGE 2 OF 8 PAGES
-------------------------                                  ---------------------

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Intel Corporation
      94-1672743
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          8,000,000
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          1,519,385(1)
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            8,000,000
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      9,519,385(1)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      19.7%(1)
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------


(1) The Reporting Person disclaims beneficial ownership of 1,519,385 shares and this statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any such shares.

                                  SCHEDULE 13D

-------------------------                                  ---------------------
CUSIP No.   23332K106                                        PAGE 3 OF 8 PAGES
-------------------------                                  ---------------------

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      CWC Acquisition Corporation
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          1,519,385(2)
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,519,385(2)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.8%(2)
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------


(2) The Reporting Person disclaims beneficial ownership of all such shares and this statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any such shares.

                                  SCHEDULE 13D

-------------------------                                  ---------------------
CUSIP No.   23332K106                                        PAGE 4 OF 8 PAGES
-------------------------                                  ---------------------

ITEM 1.     SECURITY AND ISSUER:

            (a): The name and address of the issuer is DSP Communications, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 20300 Stevens Creek Boulevard, Cupertino, California 95015.

            (b) The title and class of equity securities to which this statement relates is the common stock, $.001 par value, of the Company (the "Shares").

            The information set forth in "INTRODUCTION" of the Offer to Purchase, a copy of which is attached hereto as Exhibit A (the "Offer to Purchase"), is incorporated herein by reference. Capitalized terms used and not defined herein have the meanings ascribed to them in the Offer to Purchase.

ITEM 2.     IDENTITY AND BACKGROUND:

            (a)-(c), (f): This statement is filed by Intel Corporation, a
                 Delaware corporation ("Intel"), and CWC Acquisition Corporation, a Delaware corporation ("Purchaser" and, together with Intel, the "Reporting Persons").

                 The information concerning the name, state or other place of organization, principal business and address of the principal office of Purchaser and Intel, and the name, business address, present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted) set forth in "INTRODUCTION," "THE TENDER OFFER -- 8. Certain Information Concerning Purchaser and Intel" and
                 Schedule I ("Directors and Executive Officers of Intel and Purchaser") of the Offer to Purchase is incorporated herein by reference.

            (d): During the last five years neither Intel, Purchaser nor any officer or director of Intel or Purchaser has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e): During the last five years, neither Intel, Purchaser nor, to
                 Intel's or Purchaser's knowledge, any officer or director of Intel or Purchaser has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person would have been subject to any judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

            The information set forth in "THE TENDER OFFER -- 9. Source and Amount of Funds" and "THE TENDER OFFER -- 12. Purpose of the Offer and the Merger Agreement; and "THE TENDER OFFER -- 13. The Merger Agreement, the Stock Option Agreement and the Voting Agreements," in the Offer to Purchase is hereby incorporated by reference.

            In the event that Intel exercises its right to purchase Shares pursuant to the Stock Option Agreement, dated as of October 13, 1999, by and between the Company and Intel, a copy of which is attached hereto as Exhibit C (the "Stock Option Agreement"), Intel intends to use its available cash on hand.

                                  SCHEDULE 13D

-------------------------                                  ---------------------
CUSIP No.   23332K106                                        PAGE 5 OF 8 PAGES
-------------------------                                  ---------------------

ITEM 4.     PURPOSE OF TRANSACTION:

            (a) - (g), (j): The information set forth in "INTRODUCTION," "THE TENDER OFFER -- 11. Contacts with the Company; Background of the Offer and the Merger," "THE TENDER OFFER -- 12. Purpose of the Offer and the Merger Agreement," and "THE TENDER OFFER --
                 13. The Merger Agreement, the Stock Option Agreement and the Voting Agreements - The Merger Agreement, Stock Option Agreement and Voting Agreements" of the Offer to Purchase is incorporated herein by reference.

            (h) and (i): The information set forth in "THE TENDER OFFER -- 17. Effects of the Offer on the Market for Shares; New York Stock Exchange and Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference.

            Except as disclosed in the Offer to Purchase, the Agreement and Plan of Merger, dated as of October 13, 1999, by and among the Company, Intel and Purchaser, a copy of which is attached hereto as Exhibit B (the "Merger Agreement"), the Stock Option Agreement and the Tender and Voting Agreements and Irrevocable Proxies, dated as of October 13, 1999, by and among Purchaser, Intel and certain stockholders of the Company (the "Proxy Grantors"), copies of which are attached hereto as Exhibits D and E (the "Voting Agreements"), neither Intel nor Purchaser has any current plans or proposals that relate to or would result in any of the events described in clauses (a) through
            (j) of the instructions to Item 4 of Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

            (a) - (c): The information set forth in "INTRODUCTION," "THE TENDER OFFER -- 11. Contacts with the Company; Background of the Offer and the Merger," "THE TENDER OFFER -- 12. Purpose of the Offer and the Merger Agreement and "THE TENDER OFFER -- 13. The Merger Agreement, the Stock Option Agreement and the Voting Agreements - The Merger Agreement, Stock Option Agreement and Voting Agreements" of the Offer to Purchase is incorporated herein by reference.

                 As a result of Intel's conditional option to purchase certain Shares pursuant to the Stock Option Agreement, Intel may be deemed to own beneficially an aggregate of 8,000,000 Shares (representing approximately 16.5% of the Shares outstanding on October 19, 1999 after giving effect to the issuance of the Shares upon exercise of the option).

                 As a result of Purchaser's obtaining an irrevocable proxy with respect to certain Shares pursuant to the Voting Agreements, Purchaser and, indirectly Intel, may be deemed to own beneficially an aggregate of 1,519,385 Shares (representing approximately 3.8% of the Shares outstanding on October 19,
                 1999). Each of Purchaser and Intel, however, disclaims beneficial ownership of such Shares, and this statement shall not be construed as an admission that Purchaser or Intel is, for any or all purposes, the beneficial owner of such Shares.

            (d): The information set forth in "THE TENDER OFFER -- 12. Purpose of the Offer and the Merger Agreement" and "THE TENDER OFFER --
                 13. The Merger Agreement, the Stock Option Agreement and the Voting Agreements - Voting Agreements" of the Offer to Purchase is incorporated herein by reference. Until the acceptance for payment and payment for Shares tendered pursuant to the Offer, each Proxy Grantor will retain the right to receive dividends in respect of, and the proceeds from the sale of, the Shares of such Proxy Grantor subject to the Voting Agreement.

                                  SCHEDULE 13D

-------------------------                                  ---------------------
CUSIP No.   23332K106                                        PAGE 6 OF 8 PAGES
-------------------------                                  ---------------------

            (e): Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

            The information set forth in "INTRODUCTION," "THE TENDER OFFER -- 9. Certain Information Concerning Purchaser and Intel," "THE TENDER OFFER -- 11. Contacts with the Company; Background of the Offer and the Merger," "THE TENDER OFFER -- 12. Purpose of the Offer and the Merger Agreement" and "THE TENDER OFFER -- 13. The Merger Agreement, the Stock Option Agreement and the Voting Agreements - The Merger Agreement, Stock Option Agreement and Voting Agreements" of the Offer to Purchase is incorporated herein by reference.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS:

            Exhibit A        Offer to Purchase, dated October 20, 1999

            Exhibit B        Agreement and Plan of Merger, dated as of October
                             13, 1999, by and among the Company, Intel and Purchaser

            Exhibit C        Stock Option Agreement, dated as of October 13,
                             1999, by and between the Company and Intel

            Exhibit D        Tender and Voting Agreement and Irrevocable Proxy,
                             dated as of October 13, 1999, by and among Davidi
                             Gilo, Purchaser and Intel

            Exhibit E        Tender and Voting Agreement and Irrevocable Proxy,
                             dated as of October 13, 1999, by and among Joseph
                             Perl, Purchaser and Intel

                                  SCHEDULE 13D

-------------------------                                  ---------------------
CUSIP No.   23332K106                                        PAGE 7 OF 8 PAGES
-------------------------                                  ---------------------

                                    SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                          October 21, 1999

                                          INTEL CORPORATION

                                          By: /s/ F. THOMAS DUNLAP
                                              ---------------------------
                                          Name:   F. Thomas Dunlap, Jr.

                                          Title:  Vice President, General
                                                  Counsel and Secretary

                                          CWC ACQUISITION CORPORATION

                                          By: /s/ SUZAN A. MILLER
                                              ---------------------------
                                          Name:   Suzan A. Miller
                                          Title:  President

                                  SCHEDULE 13D

-------------------------                                  ---------------------
CUSIP No.   23332K106                                        PAGE 8 OF 8 PAGES
-------------------------                                  ---------------------

                                  EXHIBIT INDEX


            Exhibit A        Offer to Purchase, dated October 20, 1999

            Exhibit B        Agreement and Plan of Merger, dated as of October
                             13, 1999, by and among the Company, Intel and Purchaser

            Exhibit C        Stock Option Agreement, dated as of October 13,
                             1999, by and between the Company and Intel

            Exhibit D        Tender and Voting Agreement and Irrevocable Proxy,
                             dated as of October 13, 1999, by and among Davidi
                             Gilo, Purchaser and Intel

            Exhibit E        Tender and Voting Agreement and Irrevocable Proxy,
                             dated as of October 13, 1999, by and among Joseph
                             Perl, Purchaser and Intel

                                                                       EXHIBIT A

                           OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK

                                       OF

                            DSP COMMUNICATIONS, INC.
                                       AT

                               $36 NET PER SHARE

                                       BY

                          CWC ACQUISITION CORPORATION
                          A WHOLLY OWNED SUBSIDIARY OF

                               INTEL CORPORATION

     THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, NOVEMBER 17, 1999 (THE "EXPIRATION DATE"), UNLESS THE OFFER IS EXTENDED. SHARES WHICH ARE TENDERED PURSUANT TO THE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION DATE.

     THE OFFER IS BEING MADE PURSUANT TO AN AGREEMENT AND PLAN OF MERGER, DATED AS OF OCTOBER 13, 1999 (THE "MERGER AGREEMENT"), BY AND AMONG INTEL CORPORATION, A DELAWARE CORPORATION ("INTEL"), CWC ACQUISITION CORPORATION, A DELAWARE CORPORATION AND A WHOLLY OWNED SUBSIDIARY OF INTEL ("PURCHASER"), AND DSP COMMUNICATIONS, INC., A DELAWARE CORPORATION (THE "COMPANY"). THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) THERE BEING VALIDLY TENDERED BY THE EXPIRATION DATE AND NOT WITHDRAWN A NUMBER OF SHARES OF THE COMMON STOCK OF THE COMPANY, REPRESENTING AT LEAST A MAJORITY OF THE SHARES ISSUED AND OUTSTANDING ON A FULLY-DILUTED BASIS AND (2) THE SATISFACTION OR WAIVER OF CERTAIN CONDITIONS TO THE OBLIGATIONS OF PURCHASER AND THE COMPANY TO CONSUMMATE THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, INCLUDING RECEIPT BY PURCHASER AND THE COMPANY OF CERTAIN GOVERNMENTAL AND REGULATORY APPROVALS.

     AT A MEETING DULY CALLED AND HELD ON OCTOBER 13, 1999, THE BOARD OF DIRECTORS OF THE COMPANY, SUBJECT TO THE TERMS AND CONDITIONS SET FORTH IN THE MERGER AGREEMENT, (i) DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS; (ii) APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER; AND (iii) RESOLVED TO RECOMMEND THAT THE STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER, TENDER THEIR SHARES THEREUNDER TO PURCHASER AND APPROVE AND ADOPT THE MERGER AGREEMENT AND THE MERGER.
                            ------------------------

                                   IMPORTANT

    Any stockholder of the Company desiring to tender all or any portion of his Shares (as defined herein) should either (1) complete and sign the Letter of Transmittal, or a facsimile copy thereof, in accordance with the instructions in the Letter of Transmittal, have such stockholder's signature thereon guaranteed if required by the instructions to the Letter of Transmittal, mail or deliver it and any other required documents to the Depositary (as defined herein) and either deliver the certificates for such Shares to the Depositary along with the Letter of Transmittal or tender such Shares pursuant to the procedure for book-entry transfer set forth in this Offer to Purchase under the caption "THE TENDER OFFER -- 2. Procedure for Accepting the Offer and Tendering Shares" or
(2) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the stockholder. Stockholders having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if they desire to tender their Shares.

    A stockholder of the Company who desires to tender Shares and whose certificates for Shares are not immediately available, or who cannot comply with the procedures for book-entry transfer described in this Offer to Purchase on a timely basis, or who cannot deliver all required documents to the Depositary prior to the expiration of the Offer, may tender such Shares by following the procedure for guaranteed delivery set forth in this Offer to Purchase under the caption "THE TENDER OFFER -- 2. Procedure for Accepting the Offer and Tendering Shares."

    Questions and requests for assistance, or for additional copies of this Offer to Purchase, the Letter of Transmittal or other tender offer materials, may be directed to the Information Agent at its address and telephone numbers set forth on the back cover of this Offer to Purchase. Holders of Shares may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.
                            ------------------------
  THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON
THE FAIRNESS OR MERITS OF THIS TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF
 THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY
                                  IS UNLAWFUL.
                            ------------------------

                    The Information Agent for the Offer is:

                             D.F. KING & CO., INC.

             The date of this Offer to Purchase is October 20, 1999

                               TABLE OF CONTENTS

                                                                   PAGE
                                                                   ----
INTRODUCTION.....................................................    1
THE TENDER OFFER.................................................    4
 1.  Terms of the Offer; Expiration Date.........................    4
 2.  Procedure for Accepting the Offer and Tendering Shares......    5
 3.  Withdrawal Rights...........................................    8
 4.  Acceptance for Payment and Payment for Shares...............    8
 5.  Certain Federal Income Tax Consequences.....................    9
 6.  Price Range of the Shares...................................   10
 7.  Certain Information Concerning the Company..................   11
 8.  Certain Information Concerning Intel and Purchaser..........   13
 9.  Source and Amount of Funds..................................   14
10.  Certain Transactions between Intel and the Company..........   15
11.  Contacts with the Company; Background of the Offer and the
     Merger......................................................   15
12.  Purpose of the Offer and the Merger Agreement...............   17
13.  The Merger Agreement, the Stock Option Agreement and the
     Voting Agreements...........................................   18
14.  Interests of Certain Persons in the Merger..................   35
15.  Going Private Transactions..................................   37
16.  Dividends and Distributions.................................   37
17.  Effects of the Offer on the Market for Shares; New York
     Stock Exchange and Exchange Act Registration................   38
18.  Certain Conditions of the Offer.............................   39
19.  Certain Legal Matters; Regulatory Approvals.................   40
20.  Fees and Expenses...........................................   42
21.  Miscellaneous...............................................   43
SCHEDULE I.......................................................  I-1
ANNEX A..........................................................  A-1

To the Holders of Common Stock of DSP Communications, Inc.:

                                  INTRODUCTION

     CWC Acquisition Corporation, a Delaware corporation ("Purchaser"), which is a newly formed, wholly owned subsidiary of Intel Corporation, a Delaware corporation ("Intel"), hereby offers to purchase all of the issued and outstanding shares of common stock, par value $.001 per share (the "Shares" or the "Company Common Stock"), of DSP Communications, Inc., a Delaware corporation (the "Company"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together constitute the "Offer"), at the purchase price of $36 per Share (the "Offer Price"), net to the tendering stockholder in cash.

     The Offer is being made pursuant to the terms of the Agreement and Plan of Merger, dated as of October 13, 1999 (the "Merger Agreement"), by and among the Company, Purchaser and Intel. Among other things, the Merger Agreement provides for the making of the Offer and that, following the purchase of Shares pursuant to the Offer and promptly after the satisfaction or waiver of certain other conditions, Purchaser will be merged with and into the Company (the "Merger"). The Company will continue as the surviving corporation and a wholly owned subsidiary of Intel after the Merger (the "Surviving Corporation"). At the effective time of the Merger, each outstanding Share (except for Shares owned by the Company or Intel, or by any subsidiary of the Company or Intel and shares held by stockholders exercising their appraisal rights under the Delaware General Corporation Law (the "DGCL") (collectively, the "Excluded Shares")) will be converted into the right to receive the Offer Price, net to the holder in cash, without interest.

     AT A MEETING DULY CALLED AND HELD ON OCTOBER 13, 1999, THE BOARD OF DIRECTORS OF THE COMPANY (THE "COMPANY BOARD") (i) DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS; (ii) APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, AND (iii) RESOLVED TO RECOMMEND THAT THE STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER, TENDER THEIR SHARES THEREUNDER TO PURCHASER AND APPROVE AND ADOPT THE MERGER AGREEMENT AND THE MERGER.

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THE SATISFACTION OR WAIVER OF CERTAIN CONDITIONS TO THE OBLIGATIONS OF PURCHASER, INTEL AND THE COMPANY TO CONSUMMATE THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, INCLUDING (1) THERE BEING VALIDLY TENDERED BY THE EXPIRATION DATE AND NOT WITHDRAWN A NUMBER OF SHARES REPRESENTING AT LEAST A MAJORITY OF THE SHARES ON A FULLY-DILUTED BASIS (THE "MINIMUM CONDITION") AND (2) RECEIPT BY PURCHASER, INTEL AND THE COMPANY OF CERTAIN GOVERNMENTAL AND REGULATORY APPROVALS. SEE "THE TENDER OFFER -- 18. CERTAIN CONDITIONS OF THE OFFER."

     THE OFFER WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, NOVEMBER 17, 1999, UNLESS EXTENDED.

     Consummation of the Merger is subject to receipt of certain regulatory approvals and satisfaction of a number of other conditions, including approval by the stockholders of the Company if such approval is required by applicable law. See "THE TENDER OFFER -- 19. Certain Legal Matters; Regulatory Approvals." If Purchaser acquires a majority of the outstanding Shares, it will have sufficient voting power to approve and adopt the Merger Agreement and the Merger without the vote of any other stockholder of the Company. If Purchaser acquires at least ninety percent (90%) of the outstanding Shares, Purchaser intends to approve and consummate the Merger without any action by, or any further prior notice to, the other stockholders of the Company pursuant to the short-form merger provisions of the DGCL. In addition, Intel and the Company have entered into a Stock Option Agreement dated as of October 13, 1999 (the "Stock Option Agreement") that permits Intel to purchase, under certain circumstances, up to 8,000,000 Shares at an exercise price of $36 per Share. Among other circumstances permitting Intel to exercise its option, Intel may exercise its option to the extent necessary so that the number of Shares to be acquired pursuant to the option plus the number of tendered Shares will, upon issuance of the option shares, equal at least ninety percent (90%) of the issued and outstanding shares of Company Common Stock. The option is also exercisable upon a termination of the Merger Agreement in a manner obligating the Company to pay Intel liquidated damages

(see "THE TENDER OFFER -- 13. The Merger Agreement, the Stock Option Agreement and the Voting Agreements").

     Intel and Purchaser have entered into separate Tender and Voting Agreements and Irrevocable Proxies (the "Voting Agreements") with two stockholders of the Company, Davidi Gilo and Joseph Perl (the "Proxy Grantors"), who own in the aggregate 1,519,385 Shares, representing approximately 3.8% of the issued and outstanding Shares. Pursuant to the Voting Agreements, upon the terms and subject to the conditions therein, each Proxy Grantor has agreed promptly to tender to Purchaser all Shares beneficially owned by such Proxy Grantor, has agreed to vote such Shares in favor of approval of the Merger Agreement and the transactions contemplated thereby and has granted an irrevocable proxy to Purchaser with respect to such Shares.

     Each holder (other than holders of Excluded Shares) of a certificate representing any Shares will, from and after the consummation of the Merger, cease to have any rights with respect to such Shares, except the right to receive the Offer Price. From and after the consummation of the Merger, each Excluded Share (except for shares held by stockholders exercising their appraisal rights under the DGCL) will be canceled and extinguished and cease to exist without any conversion thereof, and no payment will be made with respect thereto.

     MERRILL LYNCH & CO. ("MERRILL LYNCH"), FINANCIAL ADVISOR TO THE COMPANY, HAS DELIVERED A WRITTEN OPINION TO THE COMPANY BOARD, DATED OCTOBER 13, 1999 (THE "MERRILL LYNCH OPINION"), TO THE EFFECT THAT, AS OF OCTOBER 13, 1999, THE PROPOSED CASH CONSIDERATION TO BE RECEIVED BY THE STOCKHOLDERS OF THE COMPANY (OTHER THAN INTEL AND ITS AFFILIATES) PURSUANT TO THE OFFER AND THE MERGER WAS FAIR TO SUCH STOCKHOLDERS FROM A FINANCIAL POINT OF VIEW. THE FULL TEXT OF THE MERRILL LYNCH OPINION IS ATTACHED TO THE COMPANY'S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WHICH IS BEING MAILED TO STOCKHOLDERS OF THE COMPANY HEREWITH. STOCKHOLDERS ARE URGED TO READ SUCH OPINION CAREFULLY AND IN ITS ENTIRETY FOR ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS OF THE REVIEW OF MERRILL LYNCH.

     The Company has informed Purchaser that as of October 19, 1999 there were approximately 40,385,683 Shares issued and outstanding (exclusive of treasury shares) and options covering approximately 7,689,142 Shares. As of the date hereof, Intel and its affiliates own no Shares. The Minimum Condition should therefore be satisfied if at least approximately 24,037,413 Shares are validly tendered and not withdrawn prior to the Expiration Date (inclusive of the 1,519,385 Shares that will be tendered to Purchaser pursuant to the Voting Agreements).

     THE OFFER DOES NOT CONSTITUTE A SOLICITATION OF PROXIES FOR ANY MEETING OF THE COMPANY'S STOCKHOLDERS. ANY SUCH SOLICITATION WOULD BE MADE ONLY PURSUANT TO SEPARATE PROXY MATERIALS COMPLYING WITH THE REQUIREMENTS OF SECTION 14(a) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT").

     Tendering stockholders will not be obligated to pay brokerage commissions, solicitation fees or, subject to Instruction 6 of the Letter of Transmittal, stock transfer taxes on the sale of Shares pursuant to the Offer. However, any tendering stockholder or other payee who fails to complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal may be subject to a required backup federal income tax withholding of 31% of the gross proceeds payable to such stockholder or other payee pursuant to the Offer. See "THE TENDER OFFER -- 5. Certain Federal Income Tax Consequences." Intel will pay all charges and expenses of Citibank, N.A., as Depositary (in such capacity, the "Depositary"), and D.F. King & Co., Inc., as Information Agent (in such capacity, the "Information Agent"), incurred in connection with the Offer. For a description of the fees and expenses to be paid by Purchaser, see "THE TENDER OFFER -- 20. Fees and Expenses."

     The information contained in this Offer to Purchase concerning the Company was supplied by the Company. Neither Intel nor Purchaser takes any responsibility for the completeness or accuracy of such information. The information contained in this Offer to Purchase concerning the Offer, the Merger, Intel and Purchaser was supplied by Intel and Purchaser. The Company takes no responsibility for the completeness or accuracy of such information.

     THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. ALSO SEE "THE TENDER OFFER -- 21. MISCELLANEOUS" FOR INFORMATION REGARDING CERTAIN ADDITIONAL DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") IN CONNECTION WITH THE OFFER.

     References herein to Intel will, unless the context indicates otherwise, include Intel and all of its subsidiaries, including Purchaser.

                                THE TENDER OFFER

1. TERMS OF THE OFFER; EXPIRATION DATE

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered on or prior to the Expiration Date and not theretofore properly withdrawn in accordance with the terms set forth in this Offer to Purchase under the caption "TENDER OFFER -- 3. Withdrawal Rights." The term "Expiration Date" means 12:00 Midnight, New York City time, on Wednesday, November 17, 1999, unless and until Purchaser, subject to restrictions contained in the Merger Agreement, has extended the period of time during which the Offer is open, in which event the term "Expiration Date" means the latest time and date at which the Offer, as so extended by Purchaser, will expire.

     Purchaser expressly reserves the right to increase the Offer Price or to make any other changes in the terms and conditions of the Offer, provided that, unless previously approved by the Company in writing, no change may be made that
(i) decreases the Offer Price, (ii) changes the form of consideration payable in the Offer, (iii) reduces the maximum number of Shares to be purchased in the Offer, (iv) adds additional conditions to the Offer, (v) amend the conditions to the Offer set forth in Annex A to the Merger Agreement to broaden their scope,
(vi) amends any other term of the Offer in a manner adverse to the holders of the Shares, (vii) extends the Offer except as permitted by the terms of the Merger Agreement, or (viii) amends or waives the Minimum Condition. Purchaser also has the right to waive any of the conditions of the Offer (except as otherwise provided in the Merger Agreement).

     Purchaser may, without the consent of the Company Board, (i) from time to time extend the Offer if at the scheduled Expiration Date any conditions of the Offer have not been satisfied or waived, (ii) extend the Offer for any period required by any rule, regulation, interpretation or position of the Commission applicable to the Offer or (iii) extend the Offer for any reason on one or more occasions for an aggregate period of not more than ten business days beyond the latest Expiration Date that would otherwise be permitted under clause (i) or
(ii) of this sentence if, on such Expiration Date, there have not been tendered at least 90% of the outstanding Shares. In addition, if at the time of any scheduled Expiration Date any one or more of the conditions to the Offer set forth on Annex A to the Merger Agreement are not satisfied and none of the events set forth in paragraphs (a) through (f) of Annex A to the Merger Agreement that would permit Purchaser not to accept tendered Shares for payment has occurred and is continuing, then, provided, that such conditions are reasonably capable of being satisfied, Purchaser will extend the Offer from time to time unless any such condition is no longer reasonably capable of being satisfied or any such event has occurred. In no event, however, will Purchaser be required to extend the Offer beyond January 31, 2000 (provided that if on January 31, 2000 the condition set forth in clause (ii) of the first paragraph of Annex A to the Merger Agreement regarding the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), is not satisfied and none of the events set forth in paragraphs (a) through (f) of Annex A that would permit Purchaser not to accept Shares tendered for payment has occurred and is continuing, then such January 31, 2000 date shall be automatically extended to April 30, 2000). As used in this Offer to Purchase, "business day" means any day, other than a day on which the New York Stock Exchange is closed.

     Subject to the applicable rules and regulations of the Commission, Purchaser expressly reserves the right, subject to the terms and conditions of the Merger Agreement, at any time and from time to time, upon the failure to be satisfied of any of the conditions to the Offer, to (i) terminate or amend the Offer, (ii) extend the Offer and postpone acceptance for payment of any Shares or (iii) waive any condition, by giving oral or written notice of such termination, amendment, extension or waiver to the Depositary. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to any such extension and will remain tendered, subject to the right of a tendering stockholder to withdraw such stockholder's Shares. The ability of Purchaser to delay payment for Shares that it has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that an offeror either pay the consideration offered or return the tendered securities promptly after the termination or withdrawal of a tender offer. If Intel or Purchaser waives any of the conditions set forth in this Offer to Purchase under the caption "THE TENDER OFFER -- 18. Certain Conditions of the Offer," the Commission may, if the waiver is deemed to constitute a material change to the information previously provided to Company stockholders, require that the Offer remain open for an additional period of time and/or that Purchaser disseminate information concerning such waiver.

     If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition to the Offer, Purchaser will disseminate additional tender offer materials (including by public announcement as set forth above) and extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and l4e-1 under the Exchange Act. These rules generally provide that the minimum period during which a tender offer must remain open following a material change in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the changes in the terms or information. In the Commission's view, an offer should remain open for a minimum of five business days from the date a material change is first published, sent or given to securityholders, and, if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of ten business days may be required to allow for adequate dissemination and investor response. With respect to a change in price or a change in percentage of securities sought, a minimum ten-business day period is generally required to allow for adequate dissemination to stockholders and for investor response.

     Any extension, amendment or termination of the Offer will be followed as promptly as practicable by public announcement in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(c) and 14d-6(d) under the Exchange Act, which require that any material change in the information published, sent or given to stockholders in connection with the Offer be promptly disseminated to them in a manner reasonably designed to inform stockholders of such change), and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser has no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

     The Company has provided Purchaser with the Company stockholder list, a nonobjecting beneficial owners list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the Letter of Transmittal and other relevant materials will be mailed to record holders of Shares and furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

2. PROCEDURE FOR ACCEPTING THE OFFER AND TENDERING SHARES

  Valid Tender of Shares

     For a stockholder to validly tender Shares pursuant to the Offer, either:
(a)(i) a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees, or an Agent's Message (as defined herein) in connection with a book-entry delivery of Shares, and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and
(ii) either certificates for tendered Shares ("Share Certificates") must be received by the Depositary at one of such addresses or such tendered Shares must be delivered pursuant to the procedure for book-entry transfer described below (and a Book-Entry Confirmation (as defined herein) received by the Depositary), in each case prior to the Expiration Date; or (b) the tendering stockholder must comply with the guaranteed delivery procedures described below.

  Book-Entry Transfers

     The Depositary will establish an account with respect to the Shares at The Depository Trust Company (the "Book-Entry Transfer Facility") for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility may make book-entry delivery of the Shares by causing the book-entry transfer system to transfer such Shares into the Depositary's account at the Book-Entry Transfer Facility in accordance with such Book-Entry Transfer

Facility's procedure for such transfer. Although delivery of Shares may be effected through a book-entry transfer at the Book-Entry Transfer Facility, a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees, or an Agent's Message (as defined herein) in connection with a book-entry transfer, and any other required documents, must, in any case, be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary's account at the Book-Entry Transfer Facility as described above is referred to herein as a "Book-Entry Confirmation." Delivery of documents to the Book-Entry Transfer Facility in accordance with its book-entry procedures does not constitute valid delivery to the Depositary.

     The term "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of the Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares, that such participant has received the Letter of Transmittal and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

     THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND SOLE RISK OF THE TENDERING STOCKHOLDER, AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED AT THE DEPOSITARY. IF DELIVERY IS BY MAIL, THEN INSURED OR REGISTERED MAIL WITH RETURN RECEIPT REQUESTED IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

  Signature Guarantees

     No signature guarantee on the Letter of Transmittal is required if (i) the Letter of Transmittal is signed by the registered holder of the Shares (which term, for purposes of this Section, includes any participant in the Book-Entry Transfer Facility system whose name appears on a security position listing as the owner of the Shares) tendered therewith and such registered holder has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on such Letter of Transmittal or (ii) such Shares are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (each, an "Eligible Institution"). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal. If the Share Certificates are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or Share Certificates not validly tendered, not accepted for payment or not purchased are to be issued or returned to, a person other than the registered holder of the Share Certificates, the tendered Share Certificates must be endorsed in blank or accompanied by appropriate stock powers, signed exactly as the name of the registered holder appears on the Share Certificates with the signature on such Share Certificates or stock powers guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal.

  Guaranteed Delivery

     If a stockholder desires to tender Shares pursuant to the Offer and such stockholder's Share Certificates are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Date, such Shares may nevertheless be tendered provided that all of the following guaranteed delivery procedures are duly complied with:

          (a) such tender is made by or through an Eligible Institution;

          (b) the Depositary receives (by hand, mail, telegram or facsimile transmission) on or prior to the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser; and

          (c) the Share Certificates representing all tendered Shares, in proper form for transfer (or Book-Entry Confirmation with respect to such Shares), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other documents required by the Letter of Transmittal, are received by the Depositary within three New York Stock Exchange ("NYSE") trading days after the date of such Notice of Guaranteed Delivery. A "NYSE trading day" is any day on which securities are traded on the New York Stock Exchange.

     The Notice of Guaranteed Delivery may be delivered by hand, or may be transmitted by telegram, facsimile transmission or mail, to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

     Notwithstanding anything else described in this Offer to Purchase, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (i) Share Certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (ii) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) or, in the case of book-entry transfer, an Agent's Message and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates, Book-Entry Confirmations and such other documents are actually received by the Depositary. Under no circumstances will interest be paid by Purchaser on the purchase price of the Shares to any tendering stockholders, regardless of any extension of the Offer or any delay in making such payment.

  Determination of Validity

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser in its sole discretion, which determination will be final and binding. Purchaser reserves the absolute right to reject any or all tenders of Shares that it determines are not in proper form or the acceptance for payment of or payment for which may, in the opinion of Purchaser's counsel, be unlawful. Purchaser also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in the tender of any Shares with respect to any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. Neither Purchaser, Intel, the Depositary, the Information Agent nor any other person will be under any duty to give notice of any defects or irregularities in tenders or incur any liability for failure to give any such notice. Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

  Other Requirements

     By executing the Letter of Transmittal, a tendering stockholder irrevocably appoints designees of Purchaser as such stockholder's proxies, each with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such stockholder's rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser (and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares on or after the Expiration Date), effective when, if and to the extent that Purchaser accepts such Shares for payment pursuant to the Offer. All such proxies will be considered coupled with an interest in the tendered Shares. Upon such acceptance for payment, all prior proxies given by such stockholder with respect to such Shares accepted for payment or other securities or rights will, without further action, be revoked, and no subsequent proxies may be given. Such designees of Purchaser will, with respect to such Shares for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they in their sole discretion may deem proper in respect of any annual or special meeting of the Company's stockholders or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser's payment for such Shares, Purchaser must be able to exercise full voting rights with respect to such Shares.

     Purchaser's acceptance for payment of Shares tendered pursuant to any of the procedures described herein will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

  Backup Federal Income Tax Withholding

     To prevent backup federal income tax withholding on payments of cash pursuant to the Offer, a United States stockholder tendering Shares in the offer must provide the Depositary with such stockholder's correct taxpayer identification number ("TIN") on a Substitute Form W-9 and certify under penalties of perjury that such TIN is correct and that such stockholder is not subject to backup withholding. If a United States stockholder does not provide its correct TIN or fails to provide the certification described herein, under federal income tax laws, the Depositary will be required to withhold 31% of the amount of any payment made to such stockholder pursuant to the Offer. All United States stockholders tendering Shares pursuant to the Offer should complete and sign the Substitute Form W-9 included as a part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding. Noncorporate foreign stockholders should complete and sign a Form W-8, Certificate of Foreign Status, a copy of which is included with the Letter of Transmittal, in order to avoid backup withholding. See Instruction 10 to the Letter of Transmittal.

3. WITHDRAWAL RIGHTS

     Except as otherwise provided in this Section 3, tenders of Shares are irrevocable. Tendered Shares may be withdrawn at any time prior to the Expiration Date only by following the procedures described below.

     For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn as set forth on such Share Certificates if different from the name of the person who tendered such Shares. If Share Certificates have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be furnished to the Depositary and, unless such Shares have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been delivered pursuant to the procedures for book-entry transfer described in Section 2 above, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with such withdrawn Shares and otherwise comply with such Book-Entry Transfer Facility's procedures for withdrawal, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph.

     All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser in its sole discretion, and its determination will be final and binding. Neither Purchaser, the Depositary, the Information Agent nor any other person will be obligated to give notice of any defects or irregularities in any notice of withdrawal, nor will any of them incur any liability for failure to give any such notice.

     Withdrawals of tendered Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures described in Section 2 above at any time on or prior to the Expiration Date.

4. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), promptly after the Expiration Date Purchaser will accept for payment, and will pay for, any and all Shares validly tendered on or prior to the Expiration Date and not properly withdrawn in accordance with Section 3 above. Subject to applicable rules of the Commission and the terms and conditions of the Merger Agreement, Purchaser expressly reserves the right, in its sole discretion, to delay acceptance for payment of, or payment for, Shares in order to comply in whole or in part with any applicable law or government regulation.

     In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the Share Certificates for such Shares (or timely Book-Entry Confirmation of the book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedures described in Section 2 above), (ii) the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in connection with a book-entry transfer and (iii) any other documents required by the Letter of Transmittal.

     For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to Purchaser and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance for payment of such Shares. In all cases, upon the terms and subject to the conditions of the Offer, payment for Shares so accepted for payment will be made by the deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Purchaser and transmitting payment to validly tendering stockholders. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID BY PURCHASER ON THE PURCHASE PRICE OF SHARES TENDERED PURSUANT TO THE OFFER, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering stockholders, Purchaser's obligation to make such payments will be satisfied and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of Purchaser's acceptance for payment of Shares. Purchaser will pay any stock transfer taxes with respect to the transfer and sale to it or on its order pursuant to the Offer, except as otherwise provided in Instruction 6 of the Letter of Transmittal, as well as any charges and expenses of the Depositary and the Information Agent.

     If Purchaser is delayed in its acceptance for payment of, or payment for, tendered Shares or is unable to accept for payment or pay for such Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer (but subject to Purchaser's obligations under Rule 14e-I(c) under the Exchange Act to pay for or return the tendered Shares promptly after the termination or withdrawal of the Offer), the Depositary may, nevertheless, retain tendered Shares on behalf of Purchaser, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to exercise, and duly exercise, withdrawal rights as described under Section 3 above.

     If any tendered Shares are not purchased pursuant to the Offer because of an invalid tender or for any other reason, Share Certificates for any such Shares will be returned, without expense, to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedures described in Section 2 above, such Shares will be credited to an account maintained at such Book-Entry Transfer Facility) as promptly as practicable following the expiration or termination of the Offer.

5. CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The summary of federal income tax consequences set forth below is for general information only and is based on Purchaser's understanding of the law as currently in effect. The tax consequences to each stockholder will depend in part upon such stockholder's particular situation. Special tax consequences not described herein may be applicable to particular classes of taxpayers, such as financial institutions, broker-dealers, persons who are not citizens or residents of the United States, tax exempt organizations, persons who acquired their shares as part of a straddle, hedge or other integrated instrument, and stockholders who acquired their Shares through the exercise of an employee stock option or otherwise as compensation. ALL STOCKHOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE OFFER AND THE MERGER TO THEM, INCLUDING THE APPLICABILITY AND EFFECT OF THE ALTERNATIVE MINIMUM TAX AND ANY STATE, LOCAL OR FOREIGN INCOME AND OTHER TAX LAWS AND OF CHANGES IN SUCH TAX LAWS.

     The receipt of cash for Shares pursuant to the Offer (or the Merger) will be a taxable transaction for federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. Generally, a stockholder who receives cash for Shares pursuant to the Offer (or the Merger) will recognize gain or loss for federal income tax purposes equal to the difference between the amount of cash received in exchange for the Shares sold and such stockholder's adjusted tax basis in such Shares. Provided that the Shares constitute capital assets in the hands of the stockholder, such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the holder has held the Shares for more than one year at the time of sale. Gain or loss will be calculated and characterized separately for each block of Shares (i.e., a group of Shares with the same tax basis and holding period) tendered pursuant to the Offer. The maximum federal income tax rate applicable to non-corporate taxpayers on long-term capital gain is 20%, and the use of capital losses to offset other income is subject to limitations.

     A stockholder (other than certain exempt stockholders including, among others, all corporations and certain foreign individuals and entities) that tenders Shares may be subject to 31% backup withholding unless the stockholder provides its TIN and certifies that such number is correct or properly certifies that it is awaiting a TIN, or unless an exemption applies. A stockholder that does not furnish its TIN may be subject to a penalty imposed by the Internal Revenue Service (the "IRS"). See Section 2.

     If backup withholding applies to a stockholder, the Depositary is required to withhold 31% from payments to such stockholder. Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against the federal income tax liability of the person subject to the backup withholding, provided that the required information is given to the IRS on a timely basis. If backup withholding results in an overpayment of tax, a refund can be obtained by the stockholder upon filing an appropriate income tax return on a timely basis.

6. PRICE RANGE OF THE SHARES

     Since December 9, 1997, the Shares have been traded on the NYSE under the symbol "DSP". The Shares were traded on The Nasdaq National Market from the Company's initial public offering on March 7, 1995 until December 8, 1997. The following table sets forth, for the periods indicated, the high and low reported sales prices per share of Company Common Stock as reported by The Nasdaq National Market or the NYSE, as applicable:

                                                                 TRADING
                                                             ----------------
                                                              HIGH      LOW
                                                             ------    ------
Fiscal Year ended December 31, 1997:
  First Quarter............................................  $25.38    $ 7.94
  Second Quarter...........................................  $13.13    $ 6.75
  Third Quarter............................................  $22.38    $10.31
  Fourth Quarter...........................................  $24.56    $10.94
Fiscal Year ended December 31, 1998:
  First Quarter............................................  $17.69    $11.75
  Second Quarter...........................................  $20.00    $13.25
  Third Quarter............................................  $18.00    $ 6.63
  Fourth Quarter...........................................  $17.00    $ 5.25
Fiscal Year ended December 31, 1999:
  First Quarter............................................  $19.94    $13.06
  Second Quarter...........................................  $32.63    $15.81
  Third Quarter............................................  $31.63    $17.69
  Fourth Quarter (through October 19, 1999)................  $35.38    $19.00

     On October 13, 1999, the last full day of trading prior to the public announcement of the execution of the Merger Agreement, according to published sources, the last reported sales price of Company Common Stock on the NYSE was $28.00 per Share. On October 19, 1999, the last full day of trading before the commencement of the Offer, according to published sources, the last reported sales price of Company

Common Stock on the NYSE was $35.125 per Share. STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR COMPANY COMMON STOCK.

7. CERTAIN INFORMATION CONCERNING THE COMPANY

  General

     The Company is a Delaware corporation with its principal offices located at 20300 Stevens Creek Boulevard, 4th Floor, Cupertino, California 95014.

     The Company is a leading developer of chipsets and products for cellular, personal communication services, and wireless local loop market segments. The Company develops, markets, licenses, and supports application specific integrated circuits and software based on digital signal processing technology for a variety of wireless applications. The Company's products comply with leading standards for Personal Digital Cellular ("PDC"), Time Division Multiple Access ("TDMA"), and Code Division Multiple Access ("CDMA"). The Company's leading customers include Fujitsu, Kenwood Corporation, Kyocera Corporation, Kokusai Electric Corporation, NEC America, Inc., Pioneer Corporation, Sanyo Electronic Co., Sharp Corporation and SK Teletech.

  Available Information

     The Shares are registered under the Exchange Act. Accordingly, the Company is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning the Company's directors and officers (including their remuneration, stock options granted to them and shares held by them), the principal holders of the Company's securities, and any material interest of such persons in transactions with the Company is required to be disclosed in proxy statements and annual reports distributed to the Company's stockholders and filed with the Commission. These reports, proxy statements and other information are available for inspection and copying at the public reference facilities of the Commission located in Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the regional offices of the Commission located in Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of this material may also be obtained by mail, upon payment of the Commission's customary fees from the Commission's principal office at 450 Fifth Street. N.W., Washington, D.C. 20549. The Commission also maintains an Internet site on the World Wide Web at http://www.sec.gov that contains reports, proxy statements and other information. In addition, such material should also be available for inspection at the NYSE, 11 Wall Street, New York, New York 10005.

  Summary Financial Information

     Set forth below is certain selected consolidated financial information with respect to the Company and its consolidated subsidiaries contained in the Company's 1998 Annual Report on Form 10-K (the "Company 1998 Annual Report") and the Company's Quarterly Reports on Form 10-Q for the quarters ended June 30, 1999 (the "Company Second Quarter 1999 10-Q") and June 30, 1998 (the "Company Second Quarter 1998 10-Q"). More comprehensive financial information is included in the Company 1998 Annual Report, the Company Second Quarter 1999 10-Q and the Company Second Quarter 1998 10-Q and other documents filed by the Company with the Commission, and the following summary is qualified in its entirety by reference to the Company 1998 Annual Report, the Company Second Quarter 1999 10-Q and the Company Second Quarter 1998 10-Q and such other documents and all the financial information (including any related notes) contained therein. The Company 1998 Annual Report, the Company Second Quarter 1999 10-Q and the

Company Second Quarter 1998 10-Q are available for inspection as described below under "Available Information."

                   DSP COMMUNICATIONS, INC. AND SUBSIDIARIES

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                      SIX MONTHS ENDED                     YEAR ENDED
                                     -------------------   ------------------------------------------
                                     JUNE 30,   JUNE 30,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                       1999       1998         1998           1997           1996
                                     --------   --------   ------------   ------------   ------------
                                         (UNAUDITED)
Statement of Income Data:
  Revenues:
     Product.......................  $ 73,738   $ 51,482     $126,874       $ 76,817       $ 85,128
     Technology development........     4,054      2,076        4,223          4,684          3,771
                                     --------   --------     --------       --------       --------
          Total revenues...........    77,792     53,558      131,097         81,501         88,899
  Cost of revenues:
     Product.......................    42,565     26,836       71,236         39,885         44,153
     Technology development........     2,211      1,521        2,698          4,919          3,550
                                     --------   --------     --------       --------       --------
          Total cost of revenues...    44,776     28,357       73,934         44,804         47,703
  Gross profit.....................    33,016     25,201       57,163         36,697         41,196
  Operating expenses:
     Research and development......     7,386      5,116       11,704          6,562          5,311
     Sales and marketing...........     3,100      1,938        4,324          4,078          3,685
     General and administrative....     5,637      4,526        9,536          8,356         12,190
     Charge for acquired in-process
       technology..................        --         --        3,800             --             --
                                     --------   --------     --------       --------       --------
          Total operating
            expenses...............    16,123     11,580       29,364         18,996         21,186
  Operating income.................    16,893     13,621       27,799         17,701         20,010
  Interest and other income, net...     2,738      2,957        5,674          6,332          4,848
                                     --------   --------     --------       --------       --------
  Income before provision for
     income taxes..................    19,631     16,578       33,473         24,033         24,858
  Provision for income taxes.......    (2,159)    (1,740)      (4,101)        (2,634)        (3,108)
                                     --------   --------     --------       --------       --------
  Net income.......................  $ 17,472   $ 14,838     $ 29,372       $ 21,399       $ 21,750
Earnings per share:
  Basic............................  $   0.44   $   0.37     $   0.74       $   0.51       $   0.52
  Diluted..........................  $   0.40   $   0.35     $   0.70       $   0.48       $   0.48
Shares used in computing earnings
  per share:
  Basic............................  $ 39,506   $ 40,281     $ 39,672       $ 41,776       $ 41,865
  Diluted..........................  $ 43,770   $ 42,744     $ 42,021       $ 44,922       $ 45,564
Balance Sheet Data:
  Working capital..................  $121,087   $113,691     $ 95,088       $108,455       $129,230
  Total assets.....................  $169,298   $147,592     $145,237       $142,896       $155,354
  Current liabilities..............  $ 32,345   $ 25,820     $ 33,869       $ 26,993       $ 18,030
  Stockholders' equity.............  $136,953   $128,772     $111,368       $115,903       $155,354

     Except as otherwise noted in this Offer to Purchase, all of the information with respect to the Company set forth in this Offer to Purchase has been derived from publicly available information. Although Intel and Purchaser have no knowledge that any of such information is untrue, neither Intel nor Purchaser takes any responsibility for the accuracy or completeness of information contained in this Offer to Purchase with respect to the Company or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information.

  Certain Recent Developments

     On October 15, 1999, the Company announced that revenues for its third quarter ending September 30, 1999 were $41,173,000, an increase of 18% compared to the same period in 1998. Revenues for the nine month period ended September 30, 1999, were $118,965,000, an increase of 34% compared to the same period in 1998. Net income for the third quarter of 1999 was $10,378,000, or 24 cents per share (diluted), compared to $8,739,000, or 21 cents per share (diluted) in the third quarter of 1998. For the nine month period ended September 30, 1999, the Company recorded net income of $27,850,000 or 63 cents per share (diluted), compared to $23,577,000 or 56 cents per share (diluted) in the same period in 1998. The third quarter results reflect a benefit for income taxes resulting from the final tax assessment for the Company's Israeli subsidiaries for prior years.

8. CERTAIN INFORMATION CONCERNING INTEL AND PURCHASER

  General

     Intel is a Delaware corporation with its principal office located at 2200 Mission College Boulevard, Santa Clara, California 95052-8119. Intel designs, develops, manufactures and markets microcomputer components and related products at various levels of integration. Intel's principal components consist of silicon-based semiconductors etched with complex patterns of transistors. Many of these integrated circuits can perform the functions of millions of individual transistors, diodes, capacitors and resistors.

     Purchaser is a Delaware corporation with its principal executive offices located at 2200 Mission College Boulevard, Santa Clara, California 95052-8119. Purchaser is a wholly owned subsidiary of Intel which was organized to acquire the Company and has not conducted any unrelated activities since its organization.

  Summary Financial Information

     Set forth below is certain selected consolidated financial information with respect to Intel and its subsidiaries contained in Intel's 1998 Annual Report to Stockholders (the "Intel 1998 Annual Report") and Intel's Quarterly Report on Form 10-Q for the quarter ended June 26, 1999 (the "Intel 1999 l0-Q"). More comprehensive financial information is included in the Intel 1998 Annual Report, the Intel 1999 10-Q and other documents filed by Intel with the Commission, and the following summary is qualified in its entirety by reference to the Intel 1998 Annual Report, the Intel 1999 10-Q and such other documents and all the financial information (including any related notes) contained therein. The Intel 1998 Annual Report, the Intel 1999 10-Q and such other documents are available for inspection as described below under "Available Information."

                       INTEL CORPORATION AND SUBSIDIARIES

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION
                  (AMOUNTS IN MILLIONS, EXCEPT PER SHARE DATA)

                                     SIX MONTHS ENDED                       YEAR ENDED
                                   --------------------    --------------------------------------------
                                   JUNE 26,    JUNE 27,    DECEMBER 26,    DECEMBER 27,    DECEMBER 28,
                                     1999        1998          1998            1997            1996
                                   --------    --------    ------------    ------------    ------------
                                       (UNAUDITED)
Summary of Earnings Data:
  Net revenues...................  $13,849     $11,928       $26,273         $25,070         $20,847
  Operating income...............    4,957       3,387         8,379           9,887           7,553
  Net income.....................    3,748       2,445         6,068           6,945           5,157
  Basic earnings per common
     share.......................     1.13        0.73          1.82            2.12            1.57
  Diluted earnings per common
     share.......................     1.08        0.69          1.73            1.93            1.45
  Weighted average common shares
     outstanding.................    3,317       3,332         3,336           3,271           3,290
  Weighted average common shares
     outstanding, assuming
     dilution....................    3,462       3,543         3,517           3,590           3,551

                                                            AT              AT              AT
                                                         JUNE 26,      DECEMBER 26,    DECEMBER 27,
                                                           1999            1998            1997
                                                        -----------    ------------    ------------
                                                        (UNAUDITED)
Balance Sheet Data:
  Total assets........................................    $32,801        $31,471         $28,880
  Total current liabilities...........................      5,117          5,804           6,020
  Total liabilities...................................      7,329          8,094           9,585
  Total stockholders' equity..........................     25,472         23,377          19,295

  Available Information

     Intel is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, files reports and other information with the Commission. Information, as of particular dates, concerning Intel's directors and officers, their remuneration, stock options and other matters, the principal holders of Intel's securities and any material interest of such persons in transactions with Intel is required to be disclosed in proxy statements distributed to Intel's stockholders and filed with the Commission. These reports, proxy statements and other information should be available for inspection at the Commission and copies thereof should be obtainable from the Commission in the same manner as is described for the Company in Section 7. In addition, such material should also be available for inspection at The Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006. Copies of some of Intel's periodic reports and proxy statements may also be obtained from Intel's Internet site on the World Wide Web at http://www.intel.com.

  Directors and Officers

     The name, business address, citizenship, present principal occupation or employment and five-year employment history of each of the executive officers of Intel and Purchaser are set forth in Schedule I hereto.

     Except as described in this Offer to Purchase, (i) neither Intel nor Purchaser nor, to the best of Intel's and Purchaser's knowledge, any of the persons listed in Schedule I hereto, or any associate or subsidiary of Intel, beneficially owns or has any right to acquire directly or indirectly any Shares or has any contract, arrangement, understanding or relationship with any other person with respect to any Shares, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any Shares, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, and (ii) neither Intel nor Purchaser nor, to the best of Intel's and Purchaser's knowledge, any of the other persons referred to above, or any of the respective directors, executive officers or subsidiaries of any of the foregoing, has effected any transaction in the Shares during the past 60 days.

     Except as set forth in this Offer to Purchase, since October 20, 1994, neither Intel, Purchaser nor, to the best of Intel's and Purchaser's knowledge, any of the persons listed on Schedule I hereto, has had any transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the Commission applicable to the Offer. Except as set forth in this Offer to Purchase, since October 20, 1994 there have been no contracts, negotiations or transactions between Intel, any of its subsidiaries or, to the best of Intel's and Purchaser's knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition; a tender offer for or other acquisition of securities of any class of the Company; an election of directors of the Company; or a sale or other transfer of a material amount of assets of the Company or any of its subsidiaries.

9. SOURCE AND AMOUNT OF FUNDS

     The total amount of funds required by Purchaser to purchase the Shares and consummate the Offer and the Merger will be approximately $1.6 billion. Purchaser will obtain all funds needed for the Offer through a capital contribution, which will be made by Intel to Purchaser at the time the Shares tendered pursuant to the

Offer are accepted for payment. Intel intends to use its available cash on hand to make this capital contribution. Neither the Offer nor the Merger is conditioned on obtaining financing.

10. CERTAIN TRANSACTIONS BETWEEN INTEL AND THE COMPANY

     Except as set forth in this Offer to Purchase, since January 1, 1998, none of Intel or Purchaser or, to the best knowledge of Intel and Purchaser, any of the persons listed on Schedule I hereto, has engaged in any transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the Commission applicable to the Offer. Except as set forth in this Offer to Purchase, since January 1, 1998 there have been no contracts, negotiations or transactions between Intel, or any of its subsidiaries or, to the best knowledge of Intel and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition; a tender offer for or other acquisition of securities of any class of the Company; an election of directors of the Company; or a sale or other transfer of a material amount of assets of the Company or any of its subsidiaries.

     On June 2, 1999, Intel and the Company entered into a Standard Non-Disclosure Agreement #4655141, as amended effective August 31, 1999 (the "CNDA"), pursuant to which they agreed to keep confidential each party's business strategy and marketing plans.

11. CONTACTS WITH THE COMPANY; BACKGROUND OF THE OFFER AND THE MERGER

     In late March 1999, representatives of Intel contacted representatives of Merrill Lynch to discuss possible strategic relationships between Intel and the Company. On April 13, 1999, representatives of Intel met at the offices of Merrill Lynch with representatives of the Company and representatives of Merrill Lynch. The representatives of the Company presented an overview of the Company and its products. On April 22, representatives of Intel telephoned representatives of the Company and suggested additional meetings to discuss possible relationships between Intel and the Company.

     During May 1999, representatives of Intel held several internal meetings to discuss possible relationships between Intel and the Company, including the possible acquisition of the Company by Intel.

     On June 3, 1999, the Company entered into a Corporate Non-Disclosure Agreement with Intel. Following the execution of such agreement, the Company provided Intel with additional financial and operating information relating to the Company.

     Also on June 4, representatives of the Company and representatives of Merrill Lynch met at Intel with representatives of Intel to discuss the Company's business and financial outlook and to respond to a list of questions previously submitted by Intel to the Company. Following this meeting, the Intel representatives held several internal meetings to discuss the strategic possibilities with the Company.

     On June 18, representatives of the Company and representatives of Merrill Lynch participated in a conference call with representatives of Intel to discuss the Company's financial outlook.

     On July 8 and July 16, representatives of the Company, representatives of Merrill Lynch and representatives of Intel held a meeting at Intel and a conference call, respectively, to further discuss the Company's business and financial position.

     On August 5, representatives of the Company, representatives of Merrill Lynch and representatives of Intel held a meeting at Intel to further discuss the Company's business and financial position.

     On August 12, the Intel representatives held an internal management review meeting to discuss the possible acquisition of the Company.

     On August 13, representatives of Intel telephoned representatives of the Company and representatives of Merrill Lynch to further discuss the process for moving forward with a possible acquisition of the Company by Intel.

     On August 16 and 17, representatives of the Company and Intel held a conference call and a meeting at Intel, respectively, to further discuss the Company's business and its financial outlook. On August 20, 1999, Intel provided the Company with a list of questions seeking financial and operating information relating to the Company.

     During August 24 through August 26, representatives of Intel visited the Company's premises in Israel, conducted further diligence and continued to discuss the Company's operations and business with personnel of the Company in Israel.

     During August 31 through September 1, representatives of the Company and representatives of Merrill Lynch met at Intel with representatives of Intel to further discuss the Company's business and financial outlook and to respond to a list of questions previously submitted by representatives of Intel. The Company provided Parent with additional materials describing the Company and its operations.

     On September 14, during a scheduled internal meeting at Intel, the Intel acquisition team presented management with a review of the cellular market segment strategy and with information concerning possible acquisition of the Company.

     On September 15, management at Intel briefed the Board of Directors of Intel on the status of discussions with the Company.

     During September 22 through September 24, representatives of Intel visited the Company's premises in Israel to conduct additional diligence and to further discuss the Company's products and business with the Company's management personnel.

     On September 29, representatives of Intel telephoned representatives of Merrill Lynch and indicated Intel's possible willingness to acquire the Company pursuant to a stock-for-stock merger at an exchange ratio consistent with each company's current trading value. Representatives of Merrill Lynch indicated the Company would not be willing to consider any offer that did not contemplate a significant premium over the then current market value of the Shares.

     On September 30, representatives of the Company and representatives of Intel met in San Francisco to discuss the issues relating to the terms of a possible acquisition of the Company by Intel, including price, form of consideration and transaction structure.

     On October 2, representatives of Intel met in San Francisco with representatives of the Company to discuss further various issues relating to the acquisition of the Company by Intel, including the price that would be paid for the Shares and whether such price should be in the form of cash or shares of Intel's common stock. At this meeting, Intel stated that it was tentatively considering an acquisition of the Company pursuant to a cash tender offer at $36 per share, contingent on satisfactory due diligence, the negotiation of satisfactory definitive agreements and the approval of the acquisition by the Boards of Directors of both Intel and the Company.

     On October 3, representatives of Intel participated in a conference call with representatives of the Company, representatives of Merrill Lynch and Skadden, Arps, Slate, Meagher & Flom LLP, counsel to the Company, to discuss the process for moving forward with an acquisition of the Company by Intel pursuant to a cash tender offer at $36 per share followed by a merger of a subsidiary of Intel with and into the Company, subject to satisfactory due diligence, the negotiation of satisfactory definitive agreements and the approval of the acquisition by both Boards. The parties verbally committed to continue negotiating until midnight October 14.

     The parties immediately began intensive due diligence and the negotiation of a definitive agreement. Between October 4 and October 13, numerous meetings were held by telephone and at the San Francisco offices of Gibson, Dunn & Crutcher LLP, outside counsel to Intel, among representatives of Intel, the Company, Gibson, Dunn & Crutcher LLP, and Skadden, Arps, Slate, Meagher & Flom LLP to conduct due diligence, request additional information and negotiate a definitive merger agreement and related agreements.

     On October 11, the Board of Directors of Intel held a telephonic meeting to discuss the proposed acquisition of the Company. Intel management informed the Board of Directors of the status of the diligence investigation of the Company and of the status of the negotiations of the Merger Agreement. After these discussions, the Board of Directors approved the proposed acquisition of the Company by Intel.

     During the early morning of October 14, 1999, the Company, Intel and Purchaser executed and delivered the Merger Agreement, the Company and Intel executed and delivered the Stock Option Agreement, and Intel and Purchaser executed and delivered a Tender Agreement with each of Davidi Gilo and Joseph Perl. In addition, various members of the Company's senior management entered into employment agreements with Intel.

     On the morning of October 14, 1999, the Company and Intel issued a joint press release announcing the execution of the Merger Agreement. A copy of that press release is filed as Exhibit (a)(9) to this Schedule 14D-1.

12. PURPOSE OF THE OFFER AND THE MERGER AGREEMENT

     The purpose of the Offer is for Intel to acquire, indirectly, the entire equity interest in the Company. The purpose of the Merger is for Intel to acquire all of the equity interest in the Company not acquired pursuant to the Offer. Upon consummation of the Merger, the Company will become a direct, wholly owned subsidiary of Intel. The acquisition of the entire equity interest in the Company has been structured as a cash tender offer followed by a cash merger in order to provide a prompt transfer of ownership of the equity interest in the Company from the Company's stockholders to Intel and to provide them with cash for all of their Shares.

     Under the DGCL, the approval of the Company Board and, under certain circumstances, the affirmative vote of the holders of a majority of the outstanding Shares present at a duly constituted meeting are required to approve and adopt the Merger Agreement and the transactions contemplated thereby. If a vote of the stockholders is required, the Company has agreed in the Merger Agreement to take all actions necessary to convene and hold a meeting of its stockholders (the "Stockholders' Meeting"), as promptly as practicable after the acceptance for payment of Shares pursuant to the Offer, to consider and vote upon the adoption and approval of the Merger Agreement and the transactions contemplated thereby, if such action is required under the DGCL. A proxy statement containing detailed information concerning the Merger will be furnished to stockholders of the Company in connection with any Stockholders' Meeting. Notwithstanding the foregoing, if, following consummation of the Offer, Intel, Purchaser and/or any other subsidiary of Intel owns at least 90% of the outstanding Shares, the parties will take all necessary and appropriate actions to cause the Merger to become effective as soon as practicable after the expiration of the Offer without a Stockholders' Meeting in accordance with the DGCL.

     At a meeting duly called and held on October 13, 1999, the Company Board
(i) after evaluating the Merger, determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, taken together, are at a price and on terms that are fair and in the best interests of the Company and its stockholders; (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in all respects; and (iii) resolved to recommend that the stockholders of the Company accept the Offer, tender their Shares thereunder to Purchaser and approve and adopt the Merger Agreement and the Merger. As described above, the only remaining corporate action of the Company that may be required is the approval and adoption of the Merger Agreement and the transactions contemplated thereby by the holders of a majority of the Shares. If the Minimum Condition is satisfied, Intel will have sufficient voting power to cause the approval and adoption of the Merger Agreement and the transactions contemplated thereby without the affirmative vote of any other stockholder of the Company. Under the Merger Agreement, Intel has agreed to vote, or cause to be voted, at any such meeting all Shares owned by it, Purchaser or any other subsidiary of Intel in favor of the Merger. If Intel acquires at least 90% of the Shares in the Offer, under the DGCL, it will be able to consummate the Merger without a vote of the Company's stockholders.

     Furthermore, the Stock Option Agreement permits Intel to purchase up to 8,000,000 shares of Company Common Stock at an exercise price of $36 per share under certain specified circumstances. Among other circumstances permitting Intel to exercise its option, Intel may exercise its option to the extent necessary so that the number of shares to be acquired pursuant to the option plus the number of tendered Shares will, upon issuance of the option shares, equal at least ninety percent (90%) of the issued and outstanding Shares of the Company. The purchase of Shares pursuant to its option may, under certain circumstances, allow Intel to increase its ownership of Shares above 90% in order to consummate the Merger without a vote of the stockholders of the Company. The option is also exercisable upon a termination of the Merger Agreement in a manner obligating the Company to pay Intel $45 million as liquidated damages (see "THE TENDER OFFER -- 13. The Merger Agreement, the Stock Option Agreement and the Voting Agreements"). In addition, Intel reserves the right to purchase additional Shares in the open market.

13. THE MERGER AGREEMENT, THE STOCK OPTION AGREEMENT AND THE VOTING AGREEMENTS

     THE MERGER AGREEMENT

     The following is only a summary of certain provisions of the Merger Agreement. Company stockholders should read the Merger Agreement in its entirety. A copy of the Merger Agreement is filed with the Commission as an exhibit to Intel's and Purchaser's Tender Offer Statement on Schedule 14D-1.

     The Offer. The Merger Agreement provides for the making of the Offer. Pursuant to the Offer, each tendering stockholder will receive the Offer Price for each Share tendered in the Offer. Purchaser's obligation to accept for payment or pay for Shares is subject to the satisfaction of the conditions that are described in "THE TENDER OFFER -- 18. Certain Conditions of the Offer," including the Minimum Condition. Pursuant to the Merger Agreement, Purchaser expressly reserves the right to waive any of the conditions to the Offer (except as otherwise provided in the Merger Agreement), and to make any change in the terms or conditions of the Offer; provided that, without the written consent of the Company, Purchaser may not (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) reduce the maximum number of Shares to be purchased in the Offer, (iv) add additional conditions to the Offer, (v) amend the conditions to the Offer set forth in Annex A to the Merger Agreement to broaden their scope, (vi) amend any other term of the Offer in a manner adverse to the holders of the Shares, (vii) extend the Offer except as permitted by the terms of the Merger Agreement, or (viii) amend or waive the Minimum Condition.

     Notwithstanding the foregoing, Purchaser may, without the consent of the Company Board, (i) from time to time extend the Offer if at the scheduled Expiration Date any conditions of the Offer have not been satisfied or waived,
(ii) extend the Offer for any period required by any rule, regulation, interpretation or position of the Commission applicable to the Offer or (iii) extend the Offer for any reason on one or more occasions for an aggregate period of not more than ten business days beyond the latest Expiration Date that would otherwise be permitted under clause (i) or (ii) of this sentence if, on such Expiration Date, there have not been tendered at least 90% of the outstanding Shares. In addition, if at the time of any scheduled Expiration Date any one or more of the conditions to the Offer set forth on Annex A to the Merger Agreement are not satisfied and none of the events set forth in paragraphs (a) through (f) of Annex A to the Merger Agreement that would permit Purchaser not to accept tendered Shares for payment has occurred and is continuing, then, provided that such conditions are reasonably capable of being satisfied, Purchaser will extend the Offer from time to time unless any such condition is no longer reasonably capable of being satisfied or any such event has occurred. In no event, however, will Purchaser be required to extend the Offer beyond January 31, 2000 (provided that if on January 31, 2000, any applicable waiting period under the HSR Act has not expired or terminated and none of the events set forth in paragraphs (a) through (f) of Annex A to the Merger Agreement that would permit Purchaser not to accept Shares tendered for payment has occurred and is continuing, then such January 31, 2000 date shall be automatically extended to April 30, 2000).

     Board Representation. Promptly upon the purchase by Purchaser of the Shares pursuant to the Offer and if the Minimum Condition has been met, Intel will be entitled to designate such number of directors, rounded up to the next whole number, on the Company Board as is equal to the product of the total number of directors on the Company Board (determined after giving effect to the directors elected pursuant to this sentence) and the percentage that the aggregate number of Shares so purchased bears to the total number of Shares then outstanding on a fully diluted basis. Notwithstanding the foregoing, the Company will use its best efforts to ensure that two of the members of the Company Board as of October 13, 1999 (the "Continuing Directors") will remain members of the Company Board until the effective time of the Merger (the "Effective Time"). If a Continuing Director resigns from the Company Board, Intel, Purchaser and the Company will permit the remaining Continuing Director or Directors to appoint the resigning Director's successor who will be deemed to be a Continuing Director. Following the election or appointment of Intel's designees to the Company Board pursuant to the Merger Agreement and prior to the Effective Time, if there are any Continuing Directors, any amendment of the Merger Agreement, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Intel or Purchaser or any waiver of any of the Company's rights under the Merger Agreement or any other determination with respect to any action to be taken or not to be taken by the Company relating to the Merger Agreement, will require the concurrence of a majority of such Continuing Directors. The Company's obligation to appoint designees of Intel to the Company Board will be subject to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder.

     The Merger. As soon as practicable after the satisfaction or waiver of the conditions to the Merger, Purchaser will be merged with and into the Company, as a result of which the separate corporate existence of Purchaser will cease and the Company will continue as the Surviving Corporation and a wholly owned subsidiary of Intel. The Effective Time will occur at the date and time that a certificate of merger or a certificate of ownership and merger in such form as is required by the DGCL (the "Certificate of Merger") is filed with the Secretary of State of the State of Delaware, or such later time as Intel and the Company may agree upon and as may be set forth in the Certificate of Merger. The Surviving Corporation will continue its corporate existence under the laws of the State of Delaware. The Certificate of Incorporation of Purchaser in effect at the Effective Time will be the Certificate of Incorporation of the Surviving Corporation. The bylaws of Purchaser in effect at the Effective Time will be the bylaws of the Surviving Corporation. The directors of Purchaser at the Effective Time will be the initial directors of the Surviving Corporation until their successors are duly elected and qualified, and the officers of Purchaser at the Effective Time will be the initial officers of the Surviving Corporation until their successors are duly elected and qualified.

     Consideration to be Paid in the Merger. In the Merger, each outstanding Share (except for Excluded Shares) will be converted into the right to receive the Offer Price, without interest thereon (the "Merger Consideration"). Each share of common stock of Purchaser issued and outstanding immediately prior to the Effective Time will be converted into one share of common stock of the Surviving Corporation.

     Rights of Stockholders in the Merger. No appraisal rights are available in connection with the Offer. If the Merger is consummated, however, stockholders of the Company who have not sold their Shares will have certain rights under the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Stockholders who perfect such rights by complying with the procedures set forth in Section 262 of the DGCL ("Section 262") will have the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value from the Surviving Corporation. In addition, such dissenting stockholders would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares. In determining the fair value of the Shares, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in an appraisal proceeding. The Weinberger court also noted that under Section 262, fair value is to be determined "exclusive of any element of value arising from the accomplishment or expectation of the merger." In Cede & Co. v. Technicolor, Inc., however, the Delaware Supreme Court stated that, in the context of a two-step cash merger, "to the extent that value has been added following a change in majority control before cash-out, it is still value attributable to the going concern," to be included in the appraisal process. As a consequence of the foregoing, the fair value determined in any appraisal proceeding could be the same as or more or less than the Merger Consideration.

     THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING STOCKHOLDERS DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY STOCKHOLDERS DESIRING TO EXERCISE ANY AVAILABLE APPRAISAL RIGHTS AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SECTION 262 INCLUDED HEREWITH IN ANNEX A. THE PRESERVATION AND EXERCISE OF APPRAISAL RIGHTS ARE CONDITIONED ON STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE DGCL.

     Options. At the Effective Time, options to purchase Shares granted to employees of the Company under the Company's 1995 Employee and Consultant Stock Plan, 1996 Stock Option Plan, 1994 Employee and Consultant Stock Option Plan, 1998 Non-Qualified Stock Option Plan, and 1996 Nonstatutory Employee and Consultant Stock Option Plan (collectively, the "Option Plans"), which are then outstanding and unexercised, will be converted automatically into options to purchase shares of common stock, par value $.001 per share, of Intel ("Intel Common Stock") and Intel will assume each such Option Plan, subject to the terms of the applicable Option Plans. In each case, the number of shares of Intel Common Stock purchasable upon exercise of an assumed option will be equal to the number of Shares that were purchasable under such assumed option immediately prior to the Effective Time multiplied by the Exchange Ratio (as defined below), and rounded down to the nearest whole share. Further, the per share exercise price under each such assumed option will be adjusted by dividing the per share exercise price of each such assumed option by the Exchange Ratio, and rounding up to the nearest cent. The terms of each assumed option will, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, stock dividend, recapitalization or other similar transaction with respect to Intel Common Stock on or subsequent to the Effective Time. The duration and other terms of the Option Plans will be the same as the original options except that all references to the Company will be deemed to be references to Intel. The "Exchange Ratio" shall be equal to the ratio obtained by dividing the Offer Price by the closing price of one share of Intel Common Stock on the Nasdaq National Market on the trading day immediately preceding the Effective Time.

     Notwithstanding the foregoing, the Merger Agreement provides that if Purchaser accepts Shares for purchase in the Offer, Intel and Purchaser will not terminate the Merger Agreement, and will not take any action that would allow the Company to terminate the Merger Agreement, until Intel has offered the holders of the Assumed Options the opportunity, after not less than five (5) business days notice, to have such Assumed Options assumed by Intel. With respect to any such assumption of Assumed Options, all references to the Effective Time in the previous paragraph shall instead refer to the date of such assumption.

     By virtue of the execution of the Merger Agreement, options to purchase Shares under the Company's 1995 Director Stock Option Plan immediately became fully vested and exercisable and shall remain exercisable until the closing date of the Merger and, following such closing date, such options shall expire and terminate and be of no further force or effect. With respect to the Company's 1995 Employee Stock Purchase Plan (the "ESPP"), the Offering Period (as defined in the ESPP) which is in effect as of October 13, 1999 (or, if the Closing Date shall occur during an Offering Period which shall have commenced following the Offering Period in effect as of October 13, 1999, such subsequent Offering Period) shall be shortened such that the New Exercise Date (as defined in the ESPP) shall be the closing date of the Merger.

     Representations and Warranties. The Merger Agreement contains representations and warranties by the Company, on the one hand, and Intel and Purchaser, on the other hand. The terms of a limited number of the Company's representations and warranties provide that the Company will only be in breach the applicable representation or warranty if the effect of the breach has a "Material Adverse Effect on the Company." Material Adverse Effect on the Company is defined in the Merger Agreement as any circumstance, change in, or effect on the Company and its subsidiaries, taken as a whole, that is, or is reasonably likely in the foreseeable future to be, materially adverse to the operations, financial condition, earnings or results of operations, or the business (financial or otherwise), of the Company and its subsidiaries, taken as a whole, provided that none of the following shall be deemed, either alone or in combination, to constitute a Material Adverse Effect on the Company: (i) a change in the market price or trading volume of the Company Common Stock, (ii) conditions affecting the wireless communications components industry as a whole,
(iii) a failure by the Company to meet internal earnings or revenue projections or the earnings or revenue projections of equity analysts, provided that, except for delays and disruptions in the fabrication of chips by the Company's major suppliers, this clause (iii) does not exclude any underlying change, effect, event, occurrence, state of facts or developments that resulted in such failure to meet such projections; (iv) any disruption of customer or supplier relationships arising out of or resulting from actions contemplated by the parties in connection with, or which is attributable to, the execution and announcement of the Merger Agreement or to the identity of Intel; or (v) the termination of the ASIC Patent License Agreement dated as of October 3, 1995 by and between the Company and Qualcomm Incorporated. The terms of a limited number of Intel's and the Purchaser's representations and warranties provide that Intel and the Company will only be in breach of the applicable representation or warranty if the breach has a "Material Adverse Effect on Intel." Material Adverse Effect on Intel is defined in the Merger Agreement as any circumstance, change in or effect on (or circumstance, change in, or effect involving a prospective change in) Intel and its subsidiaries, taken as a whole, that materially and adversely affects the ability of Intel and/or Purchaser to consummate the Offer or the Merger.

     The representations and warranties of the Company, on the one hand, and Intel and the Purchaser, on the other hand, include:

     - due organization, existence and good standing (including, in the case of the Company, its subsidiaries); qualification to do business (including, in the case of the Company, its subsidiaries) except where the failure to be so qualified would not have a Material Adverse Effect on the Company or a Material Adverse Effect on Intel, as the case may be; and, in the case of the Company, a true and complete listing of its equity investments.

     - corporate power and authority to enter into the Merger Agreement and perform its obligations under the Merger Agreement and, in the case of the Company, the Stock Option Agreement; proper execution, delivery and enforceability of the Merger Agreement and, in the case of the Company, the Stock Option Agreement.

     - accuracy of the information about the Company in the proxy statement and accuracy of the information about Intel and Purchaser in the offer documents and the proxy statement.

     - governmental and third-party approvals and compliance of the Merger Agreement and, in the case of the Company, the Stock Option Agreement, with each party's charter documents, material agreements and applicable law.

     - absence of material legal proceedings and injunctions.

     - absence of broker's fees arising from the transactions contemplated by the Merger Agreement.

     - in the case of Intel and Purchaser, that they will have the funds necessary to acquire the Shares and that, as of October 13, 1999, neither of them is the beneficial owner of any shares of Company Common Stock.

     The Merger Agreement contains additional representations and warranties of the Company. These include:

     - capitalization of the Company and its subsidiaries.

     - approval of the Offer, the Merger, the Merger Agreement and the Stock Option Agreement by the Company Board.

     - filings with the Commission and accuracy of financial statements.

     - absence of existing defaults under its charter documents, material agreements and applicable law.

     - absence of undisclosed liabilities of the Company and its subsidiaries (other than liabilities incurred after June 30, 1999 in the ordinary course of business, consistent with past practice, no one or group of which, taken together, constitutes a Material Adverse Effect on the Company), and since June 30, 1999, no events, changes or effects with respect to the Company or its subsidiaries that, individually or in the aggregate, have had or reasonably would be expected to have, a Material Adverse Effect on the Company.

     - the Company's and its subsidiaries' possession of all material permits, licenses, variances, exemptions, orders and approvals necessary for the lawful conduct of their respective businesses and compliance with applicable laws.

     - employee benefit plans, labor, employment and related matters.

     - no releases of hazardous material (except for those which, individually on in the aggregate, would not have a Material Adverse Effect on the Company) and no violations of environmental laws (except for those which, individually on in the aggregate, would not have a Material Adverse Effect on the Company).

     - payment of taxes and filing of tax returns.

     - intellectual property.

     - "Year 2000" capability.

     - foundry relationships.

     - insurance.

     - certain business practices.

     - product warranties and guaranties.

     - suppliers and customers.

     - grants, incentives and subsidies.

     No representations or warranties made by the Company, Intel or Purchaser will survive beyond the Effective Time.

     Conduct of Business Before the Merger. Each of the Company, Intel and Purchaser has agreed to do certain things before the Merger occurs.

     The Company has agreed to, and to cause each of its subsidiaries, to:

     - conduct its operations in the ordinary course consistent with past practice and, to the extent consistent therewith, with no less diligence and effort than would be applied in the absence of the Merger Agreement.

     - use all commercially reasonable efforts to preserve intact its business organization.

     - use all commercially reasonable efforts to keep available the services of its current officers and employees.

     - use all commercially reasonable efforts to preserve its relationships with customers, suppliers, distributors, lessors, creditors, employees, contractors and others having business dealings with it.

     Intel and the Company have also agreed to:

     - use all reasonable efforts to do all things reasonably necessary, proper or advisable under applicable law to consummate and make effective the transactions contemplated by the Merger Agreement, including the making of required filings, the obtaining of consents and approvals of all third parties and governmental authorities necessary or advisable to consummate the Merger, and contesting any legal proceedings relating to the Merger.

     - consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, letters, white papers, memoranda, briefs, arguments, opinions or proposals made or submitted by or on behalf of any party in connection with proceedings under or relating to the HSR Act or any other foreign, federal, or state antitrust, competition, or fair trade law.

     - not issue any press release or make any other public statements without the prior consent of the other party.

     - promptly tell the other party about (a) any events or circumstances that would cause or would be likely to cause any representations or warranties to not be true or (b) any material failure to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied under the Merger Agreement.

     Subject to certain agreed exceptions, the Company has agreed for itself and on behalf of its subsidiaries not to:

     - amend its charter documents.

     - issue or agree to issue any stock of any class or any other securities or equity equivalents, except for the issuance and sale of Shares pursuant to Company Stock Options outstanding as of October 13, 1999.

     - split, combine or reclassify any shares of its capital stock or declare, set aside or pay any dividend or other distribution of any kind in respect of its capital stock.

     - adopt a plan of complete or partial liquidation, dissolution, merger or other reorganization other than the Merger.

     - alter any subsidiary's corporate structure or ownership.

     - incur or assume any debt, except under existing lines of credit in the ordinary course of business or amend the terms of any existing debt.

     - become responsible for the obligations of any other person except for third party guarantees and lease agreements not to exceed $500,000 in the aggregate, and obligations of the Company's subsidiaries incurred in the ordinary course of business consistent with past practice.

     - make any loans to or investments in any other person, except to subsidiaries and customary loans or advances to employees in the ordinary course of business consistent with past practice.

     - encumber its capital stock.

     - mortgage or pledge any of its material assets or create or permit any material lien on those assets.

     - except as required by law, enter into, adopt, amend or terminate any employee compensation, benefit or similar plan or increase any compensation or fringe benefits.

     - grant any severance or termination pay, except as required by law or by any written agreements existing on October 13, 1999.

     - voluntarily accelerate the vesting of any stock options.

     - sell, license or dispose of any material assets in any single transaction or series of related transactions having a fair market value in excess of $350,000 in the aggregate, except for sales of products and licenses of software in the ordinary course of business consistent with past practices.

     - enter into any exclusive license, distribution, marketing, sales or other agreements.

     - other than with respect to internal use in the ordinary course of business consistent with past practices, license any source code to any third party.

     - except as required as a result of a change in law or in generally accepted accounting principles, change any of its accounting principles, practices or methods.

     - revalue in any material respect any of its assets other than in the ordinary course of business consistent with past practice or as required by generally accepted accounting principles.

     - acquire any other business or entity or any equity interest therein.

     - enter into any material agreement.

     - modify or waive any right under any material contracts.

     - modify its standard product warranty terms or modify any existing product warranties in any material and adverse manner.

     - authorize any new or additional capital expenditure(s) that in the aggregate are in excess of $50,000 per month.

     - authorize any new or additional manufacturing capacity expenditure or expenditures for any manufacturing capacity contracts or arrangements.

     - acquire any other asset or related group of assets in a single transaction or series of related transactions with a cost in excess of $1,000,000 or permit all such acquisitions taken together to exceed $3,000,000.

     - make any material tax election or settle or compromise any material income tax liability.

     - permit any insurance policy naming it as a beneficiary or loss payee to expire, be canceled or be terminated, except if a comparable insurance policy is obtained and in effect.

     - fail to file any tax returns when due or fail to cause such tax returns when filed to be complete and accurate in all material respects.

     - fail to pay any taxes or other material debts when due.

     - settle or compromise any legal proceeding that relates to the Merger Agreement, the settlement or compromise of which involves more than $1,500,000 or would otherwise be material to the Company, or relates to any intellectual property matters.

     - take or fail to take any action that could reasonably be expected to limit the use of any net operating losses, built-in losses, tax credits or other similar items.

     - take or fail to take any action that could reasonably be expected to cause any transaction intended by the Company or its subsidiaries to be a reorganization under Section 368(a) under the Internal Revenue Code to fail to qualify as such a reorganization.

     - take or agree in writing or otherwise to take any of the actions described above.

     The Company also has agreed that it will:

     - upon reasonable notice, provide Intel with reasonable access to the Company's employees, plants, offices, warehouses and other facilities and to all books and records and personnel files of current employees of the Company and its subsidiaries as Intel may reasonably require, and cause its officers and those of its subsidiaries to furnish Intel with such financial and operating data and other information with respect to the business and properties of the Company and its subsidiaries as Intel may from time to time reasonably request.

     - provide Intel with periodic financial information.

     - provide Intel with reasonable access to the Company's employees to, among other things, deliver offers of continued employment and provide information to the employees about Intel.

  Acquisition Proposals.

     The term "Third Party Acquisition" is used herein to mean any of the following:

     - an acquisition of the Company by anyone other than Intel, Purchaser or any of their affiliates.

     - the acquisition of any material portion (which includes 15% or more) of the assets of the Company and its subsidiaries, other than the sale of its products in the ordinary course of business consistent with past practices.

     - an acquisition of 15% or more of the outstanding Shares.

     - the Company's adoption of a plan of liquidation or declaration or payment of an extraordinary dividend.

     - the Company's or any of its subsidiaries' repurchase of more than 15% of the outstanding Shares.

     - the Company's or any of its subsidiaries' acquisition of any interest or investment in any business whose annual revenues, net income or assets is equal to or greater than 15% of the annual revenues, net income or assets of the Company.

     The Company has agreed that it will:

     - cease any discussions or negotiations with any other persons with respect to any Third Party Acquisition.

     - request each person that has executed a confidentiality agreement in connection with its consideration of acquiring the Company or any of its subsidiaries to return all confidential information heretofore furnished to such person by or on behalf of the Company or any of its subsidiaries.

     - not, directly or indirectly, encourage, solicit, participate in or initiate discussions with, or provide any information to anyone except Intel and Purchaser concerning, any Third Party Acquisition; provided, however, that nothing herein shall prevent the Company Board from taking and disclosing to the Company's stockholders a position contemplated by Rules 14d-9 and 14e-2 promulgated under the Exchange Act with regard to any tender or exchange offer.

     - notify Intel if the Company or any of its subsidiaries or affiliates receives any proposal or inquiry concerning a Third Party Acquisition.

     - provide a copy of any written agreements, proposals, or other materials the Company receives about a Third Party Acquisition.

     - advise Intel from time to time of the status and any developments concerning any Third Party Acquisition.

     Except as described below, the Company Board will not withdraw or modify its recommendation of the Offer or the Merger. It also may not approve, recommend, cause or permit the Company to enter into any agreement or obligation relating to any Third Party Acquisition. However, if the Company Board determines in its good faith judgment, after consultation with and based upon the advice of legal counsel, that its fiduciary duties require it to do so, the Company Board may withdraw its recommendation of the Offer or the Merger or approve or recommend any bona fide proposal to acquire, directly or indirectly, solely for cash and/or securities, all Company Common Stock then outstanding, or all or substantially all of the Company's assets:

     - that is fully financed and contains terms that the Company Board by a majority vote determines in good faith, based as to the financial terms on the written advice of the Company's financial advisor or another financial advisor of nationally recognized reputation, to be more favorable to the Company's stockholders than the Merger; and

     - that the Company Board by a majority vote determines in its good faith judgment (following and based on consultation with the Company's financial adviser or another financial advisor of nationally recognized reputation and its legal or other advisers) to be reasonably capable of being completed (taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal); and

     - that does not contain a right of first refusal or right of first offer with respect to any counter-proposal that Intel may make; and

     - that does not contain any financing or "due diligence" condition.

     An offer that has all of these characteristics is sometimes referred to herein as a "Superior Proposal."

     The Company Board may only withdraw its recommendation of the Offer or the Merger or approve or recommend any Superior Proposal (a) after providing written notice to Intel advising Intel that the Company Board has received a Superior Proposal, specifying the material terms and conditions and identifying the person making the Superior Proposal, and (b) if Intel does not, within five business days of receipt of such proposal, make an offer that the Company Board by a majority vote determines in good faith, based, as to the financial terms, on the written advice of the Company's financial adviser or another financial advisor of nationally recognized reputation, to be at least as favorable to the Company stockholders as the Superior Proposal. If Intel fails to make this offer, the Company may enter into an agreement with respect to the Superior Proposal only if the Merger Agreement is concurrently terminated in accordance with its terms and the Company has paid all amounts owing to Intel as a result of such termination (as described below under "-- Termination of the Merger Agreement -- Liquidated Damages and Expenses").

     Conditions to the Merger. The obligation of each of the Company, Intel and Purchaser to consummate the Merger is subject to the satisfaction of each of the following conditions:

     - the Merger Agreement has been approved and adopted by the requisite vote of the Company's stockholders, if such vote is required by applicable law.

     - no law or order by any United States federal or state court or governmental authority prohibits, restrains, enjoins or restricts the Merger.

     - all governmental or regulatory notices, approvals or other requirements necessary to consummate the transactions contemplated by the Merger Agreement and to operate the Company's business after the Effective Time in all material respects as it was operated prior thereto (other than under the HSR Act) shall have been given, obtained or complied with, as applicable (other than under the HSR Act).

     - the proxy statement, if required to be prepared and disseminated to the Company's stockholders, shall have been cleared by the Commission and shall not be the subject of any stop order.

     The Company will not be required to complete the Merger unless:

     - Intel's and Purchaser's representations and warranties in the Merger Agreement are true and correct at and as of the Effective Time (except to the extent that the aggregate of all breaches thereof would not have a Material Adverse Effect on Intel).

     - Intel and Purchaser shall have performed in all material respects each of its covenants and obligations to be performed at or before the Effective Time.

     Intel and Purchaser will not be required to complete the Merger unless:

     - the Company's representations and warranties in the Merger Agreement shall be true and correct at and as of the Effective Time (except to the extent that the aggregate of all breaches thereof would not have a Material Adverse Effect on the Company).

     - the Company shall have performed in all material respects each of its covenants and obligations to be performed at or before the Effective Time.

     - since June 30, 1999, there have been no events, changes, or effects, individually or in the aggregate, with respect to the Company or its subsidiaries that constitute a Material Adverse Effect on the Company.

     - in connection with complying with any applicable law (including the HSR
       Act) or obtaining any requisite consent, Intel will not be (i) required, or be construed to be required, to sell or divest any assets or business or to restrict any business operations in order to obtain the consent or successful termination of any review of any governmental entity regarding the transactions contemplated by the Merger Agreement or (ii) prohibited from owning, and no material limitation shall be imposed on Intel's ownership of, any material portion of the Company's business or assets.

     Assurances cannot be given that all of the conditions to completing the Merger will be satisfied.

     Termination. The Merger Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time, before or after it has been approved by the Company's stockholders. This termination may occur in the following ways:

     - Intel, Purchaser and the Company mutually agree to terminate it.

     - Intel and Purchaser, or the Company, decides to terminate it because:

        1. any U.S. state or federal court or other U.S. governmental authority has issued a non-appealable, final order restraining, enjoining or otherwise prohibiting the Merger; or

        2. the Merger is not completed by April 30, 2000 (provided that if the January 31, 2000 date described below in "THE TENDER OFFER -- 18. Certain Conditions of the Offer" is automatically extended, as described in such section, to April 30, 2000, then this April 30, 2000 date shall be automatically extended to July 31, 2000) (as the case may be, the "Final Date"), unless the failure to complete the Merger by that date is due to the failure of the party seeking to terminate the Merger Agreement to perform its obligations under the Merger Agreement.

     - The Company decides to terminate it because:

        1. Intel's and Purchaser's representations or warranties in the Merger Agreement are breached or are untrue such that the conditions to the Company's obligation to complete the Merger would be incapable of being satisfied by the Final Date, so long as the Company has not breached its own obligations under the Merger Agreement in any material respect;

        2. Intel or Purchaser fails to perform its agreements in the Merger Agreement, and this failure has a Material Adverse Effect on Intel or materially adversely affects (or materially delays) the ability of the Company to consummate the Merger, and Intel and Purchaser, as the case may be, has not cured such breach within five business days after notice by the Company thereof and provided that the Company has not breached its own obligations under the Merger Agreement in any material respect;

        3. the Company Board has received a Superior Proposal and responded in a way that permitted termination of the Merger Agreement, including the payment of liquidated damages and expenses to Intel; or

        4. Intel shall have failed to commence the Offer within five business days following the date of the initial public announcement of the Offer or if, by the date described below in "THE TENDER

           OFFER -- 18. Certain Conditions of the Offer," Purchaser shall have terminated the Offer; provided that the Company has not breached its own obligations under the Merger Agreement in any material respect that in any manner shall have proximately contributed in any material respect to the foregoing failure.

     - Intel or Purchaser decides to terminate it because:

        1. the Company's representations or warranties in the Merger Agreement are breached or are untrue such that the conditions to Intel's and Purchaser's obligations to complete the Merger would be incapable of being satisfied by the Final Date, so long as neither Intel nor Purchaser has breached its own obligations under the Merger Agreement in any material respect;

        2. the Company fails to perform its agreements in the Merger Agreement, and this failure has a Material Adverse Effect on the Company or materially adversely affects (or materially delays) the ability of Purchaser to consummate the Offer or the ability of Intel, Purchaser or the Company to consummate the Merger, and the Company has not cured such breach within 5 business days after notice by Intel or Purchaser thereof and provided that neither Intel nor Purchaser has breached its own obligations under the Merger Agreement in any material respect;

        3. the Company Board has recommended a Superior Proposal to the Company's stockholders;

        4. the Company Board has withdrawn or adversely modified its approval or recommendation of the Merger Agreement, the Offer or the Merger;

        5. at any time after the date on which Purchaser has accepted Shares for payment pursuant to the Offer, the Company Board has stopped using all reasonable efforts to hold a stockholders' meeting to vote on the Merger; or

        6. due to an occurrence, that if occurring after the commencement of the Offer would result in a failure to satisfy any of the conditions described below in "THE TENDER OFFER -- 18. Certain Conditions of the Offer," Purchaser shall have failed to commence the Offer within five business days following the date of the initial public announcement of the Offer, or Purchaser has terminated the Offer in accordance with the provisions described below in "THE TENDER OFFER -- 18. Certain Conditions of the Offer;" provided that neither Intel nor Purchaser has breached its own obligations under the Merger Agreement in any material respect that in any manner shall have proximately contributed in any material respect to the failure to commence or termination of the Offer.

     Effect of Termination. Upon termination, the Merger Agreement becomes void provided that the confidentiality and fees and expenses provisions remain in effect. Also, termination will not relieve either party from liability for any intentional breach by it of any covenant in the Merger Agreement before it was terminated. No representations or warranties made by the Company, Intel or Purchaser shall survive beyond a termination of the Merger Agreement.

     Liquidated Damages and Expenses. The Company has agreed to pay Intel $45 million as liquidated damages if the Merger Agreement is terminated as follows:

     - It is terminated by the Company because the Company Board received a Superior Proposal and responded in a way that permitted its termination.

     - It is terminated by Intel and Purchaser because the Company Board recommended to the Company's stockholders a Superior Proposal or the Company Board withdrew or adversely modified its approval or recommendation of the Merger Agreement, the Offer or the Merger.

     - It is terminated by Intel and Purchaser because of a failure by the Company to perform its agreements in the Merger Agreement which entitles Intel and Purchaser to terminate the Merger Agreement, and either (a) at the time of such termination, an offer by a third party to consummate a Company Acquisition (as defined below) is outstanding or has been publicly announced (and not withdrawn), and such Company Acquisition occurs, or (b) within six months of termination, the Company enters into an agreement with respect to a Company Acquisition or the Company publicly announces a plan or proposal with respect to a Company Acquisition and that Company Acquisition having a per share valuation at the time of announcement that is more favorable to the Company's stockholders than the Merger occurs. As used herein, a "Company Acquisition" means the occurrence of any of the following events: (i) the acquisition by a Third Party of fifty percent (50%) or more of the assets of the Company and its subsidiaries, taken as a whole; (ii) the acquisition by a Third Party of fifty percent (50%) or more of the outstanding Shares or any securities convertible into or exchangeable for Shares that would constitute fifty percent (50%) or more of the outstanding Shares upon such conversion or exchange, or any combination of the foregoing; (iii) the acquisition by the Company of the assets or stock of a Third Party if, as a result of which the outstanding Shares of the Company immediately prior thereto are increased by one hundred percent (100%) or more, or (iv) the merger, consolidation or business combination of the Company with or into a Third Party, where, following such merger, consolidation or business combination, the stockholders of the Company immediately prior to such transaction do not hold, immediately after such transaction, securities of the surviving entity constituting more than fifty percent (50%) of the total voting power of the surviving entity.

     - It is terminated by Intel and Purchaser due to the Minimum Condition not being satisfied which entitles Intel or Purchaser to terminate the Merger Agreement, and either (a) at the time of such termination, an offer by a third party to consummate a Company Acquisition is outstanding or has been publicly announced (and not withdrawn), and such Company Acquisition occurs, or (b) within six months of termination, the Company enters into an agreement with respect to a Company Acquisition or the Company publicly announces a plan or proposal with respect to a Company Acquisition and that Company Acquisition having a per share valuation at the time of announcement that is more favorable to the Company's stockholders than the Merger occurs.

     In addition, the Company has agreed to pay Intel up to $5 million as reimbursement of its fees and expenses if the Merger Agreement is terminated as follows:

     - It is terminated by Intel and Purchaser due to a failure to satisfy any of the conditions described below in "THE TENDER OFFER -- 18. Certain Conditions of the Offer" under circumstances where the termination fee is payable.

     - It is terminated by the Company because the Company Board received a Superior Proposal and responded in a way that permitted its termination.

     - It is terminated by Intel and Purchaser because the Company's representations or warranties in the Merger Agreement are untrue as of October 13, 1999 such that the conditions to Intel's and Purchaser's obligations to complete the Merger could not be satisfied by the Final Date, so long as neither Intel nor Purchaser has breached its own obligations under the Merger Agreement in any material respect.

     - It is terminated by Intel and Purchaser because the Company fails to perform its agreements in the Merger Agreement, and this failure has a Material Adverse Effect on the Company or materially adversely affects (or materially delays) the ability of Purchaser to consummate the Offer or the ability of Intel, Purchaser or the Company to consummate the Merger, and the Company has not cured such breach within 5 business days after notice by Intel or Purchaser thereof and provided that neither Intel nor Purchaser has breached its own obligations under the Merger Agreement in any material respect.

     - It is terminated by Intel and Purchaser because the Company Board recommended to the Company's stockholders a Superior Proposal.

     - It is terminated by Intel and Purchaser because the Company Board has withdrawn or adversely modified its approval or recommendation of the Offer or the Merger.

     Further, Intel has agreed to pay the Company up to $5 million as reimbursement of its fees and expenses if the Merger Agreement is terminated by the Company because:

     - Intel's and Purchaser's representations or warranties in the Merger Agreement are untrue such that the conditions to the Company's obligation to complete the Merger could not be satisfied by the Final Date, so long as the Company has not breached its own obligations under the Merger Agreement in any material respect.

     - Intel or Purchaser fails to perform its agreements in the Merger Agreement, and this failure has a Material Adverse Effect on Intel or materially adversely affects (or materially delays) the ability of the Company to consummate the Merger, and Intel or Purchaser, as the case may be, has not cured such breach within 5 business days after notice by the Company thereof and provided that the Company has not breached its own obligations under the Merger Agreement in any material respect.

     If a request for expense reimbursement exceeds $2.5 million, the requesting party shall accompany such request with invoices or other reasonable evidence of its payment of such expenses. Except as described above, whether or not the Merger occurs, the parties to the Merger Agreement have agreed to pay their own fees and expenses incurred in connection with the Merger Agreement.

     Extension and Waiver. At any time prior to the Effective Time, Intel, Purchaser and the Company may agree to:

     - extend the time for the performance of any of the obligations or other acts of the other party.

     - waive any inaccuracies in the other's representations and warranties.

     - waive the other's compliance with any of the agreements or conditions in the Merger Agreement.

     Amendment. The Merger Agreement may be amended by the parties at any time before or after the Company's stockholders approve the Merger. However, any change which by law requires the approval of the Company's stockholders will require their subsequent approval to be effective.

     Miscellaneous. The Merger Agreement provides that, notwithstanding any other provision of the Merger Agreement, in connection with the compliance by the parties with any applicable law (including the HSR Act) and obtaining the consent or approval of any governmental entity whose consent or approval may be required to consummate the transactions contemplated by the Merger Agreement, Intel shall not be required, or be construed to be required, to: (1) sell or hold separate, before or after the Effective Time, any assets, businesses or any interests in any assets or businesses, of Intel, the Company or any of their respective affiliates, or any change in or restriction on the operation by Intel or the Company of any assets or businesses, and (2) enter into any agreement or be bound by any obligation that, in Intel's good faith judgment, would likely have an adverse effect on the benefits to Intel of the transactions contemplated by the Merger Agreement.

     STOCK OPTION AGREEMENT

     General. The following is only a summary of certain provisions of the Stock Option Agreement. Company stockholders should read the Stock Option Agreement in its entirety. A copy of the Stock Option Agreement is filed with the Commission as an exhibit to Intel's and Purchaser's Tender Offer Statement on Schedule 14D-1.

     Option Grant. The Stock Option Agreement permits Intel to purchase up to 8,000,000 shares of Company Common Stock at an exercise price of $36 per share. The total number of shares issuable upon exercise of the option represents approximately 19.81% of Company Common Stock outstanding (exclusive of treasury shares) on October 19, 1999 (and approximately 16.53% of the shares of Company Common Stock outstanding (exclusive of treasury shares) after exercise of such option).

     Exercise. Intel may exercise the option, in whole or in part, on or after the earlier to occur of (a) termination of the Merger Agreement in a manner obligating the Company to pay Intel the $45 million liquidated damages (see
"-- Termination of the Merger Agreement -- Liquidated Damages and Expenses"), and (b) the date on which Purchaser has accepted tendered Shares for payment, so long as the number of shares to be acquired pursuant to the option plus the number of tendered Shares will, upon issuance of the option shares, equal at least ninety percent (90%) of the issued and outstanding shares of the Company (a "Triggering Event"). If Intel wishes to exercise the option at such time as the option is exercisable and has not terminated, Intel is required to deliver written notice (the "Exercise Notice") to the Company specifying Intel's intention to exercise the option, the total number of option shares it wishes to purchase and a date and time for the closing of such purchase (an "Option Closing"), which date will not be less than two (2) nor more than thirty (30) business days after the later of (i) the date such Exercise Notice is given and
(ii) the expiration or termination of any applicable waiting period under the HSR Act.

     Certain Conditions. The obligation of the Company to issue option shares under the Stock Option Agreement upon the exercise of the option is subject to the satisfaction or waiver of the following conditions: (a) any waiting periods applicable to the acquisition of the option shares by Intel pursuant to the Stock Option Agreement under the HSR Act and any material foreign competition laws shall have expired or been terminated; and (b) no statute, rule or regulation shall be in effect, and no order, decree or injunction entered by any court of competent jurisdiction or governmental entity in the United States shall be in effect that prohibits the exercise of the option or acquisition or issuance of option shares pursuant to the Stock Option Agreement.

     Adjustments Upon Changes in Capitalization. In the event of any change in the number of issued and outstanding shares of Company Common Stock by reason of any stock dividend, stock split, recapitalization, merger, rights offering, share exchange or other change in the corporate or capital structure of the Company, Intel shall receive, upon exercise of the option, the stock or other securities, cash or property to which Intel would have been entitled if Intel had exercised the option and had been a holder of record of shares of Company Common Stock on the record date fixed for determination of holders of shares of Company Common Stock entitled to receive such stock or other securities, cash or property at the same aggregate price as the aggregate option price of the option shares.

     Cancellation Amount. If after the option becomes exercisable and before the option expires, any third party acquires 50% or more of the then outstanding shares of Company Common Stock (a "Share Acquisition"), or the Company enters into an agreement with any person other than Intel providing for a Company Acquisition (as defined below), then Intel, instead of exercising the option, has the right at any time thereafter (for so long as the option is exercisable) to request in writing that the Company pay, and promptly (but in any event not more than twenty business days) after the giving by Intel of such request, the Company shall pay to Intel, in cancellation of the option, cash equal to an amount determined as follows:

     (a) the excess of $36 over the greater of:

        1. the last sale price of a share of Company Common Stock on the trading day preceding exercise and

        2. (I) the highest price per share of Company Common Stock offered to be paid or paid by any third party pursuant to or in connection with such Share Acquisition or Company Acquisition or (II) if such Company Acquisition consists of a purchase and sale of assets, the sum of (a) the aggregate consideration offered to be paid or paid in any transaction or proposed transaction in connection with a Company Acquisition and (b) the amount of cash receivable by the Company upon the exercise or conversion of outstanding in-the-money options, warrants, rights or convertible securities, divided by the sum of (x) the number of shares of Company Common Stock then outstanding plus
           (y) the number of shares issuable upon exercise or conversion of outstanding in-the-money options, warrants, rights or convertible securities.

     (b) multiplied by the number of shares of Company Common Stock covered by the option.

     Profit Limitation. Notwithstanding anything to the contrary contained in the Stock Option Agreement, (1) Intel's Total Payment (as defined below), if any, which Intel may derive under the Stock Option Agreement will in no event exceed $55 million and Intel will pay any excess over such amount to the Company and (2) the option may not be exercised for a number of Shares as would, as of the date of exercise, result in a Notional Total Payment (as defined below), together with the actual Total Payment immediately preceding such exercise, exceeding $55 million. The term "Total Payment" means the sum (before taxes) of the following: (i) any Cancellation Amount received by Intel pursuant to the Stock Option Agreement,
(ii)(x) the net cash amounts received by Intel pursuant to the sales, within twelve (12) months following exercise of the Option, of option shares (or any other securities into which such option shares shall be converted or exchanged) to any unaffiliated party, less (y) the aggregate option price for such shares,
(iii) any amounts received by Intel upon transfer of the option (or any portion thereof) to any unaffiliated party, and (iv) the termination fee actually received by Intel pursuant to the Merger Agreement. The term "Notional Total Payment" means, with respect to any number of option shares as to which Intel may propose to exercise the Option, the Total Payment determined as of the date of such proposed exercise assuming that the Option were exercised on such date for such number of Shares held by Intel as of such date and were sold for cash at the closing market price for the Company Common Stock as of the close of business on the preceding trading day (less customary brokerage commissions).

     As used in the Stock Option Agreement, "Company Acquisition" means the occurrence of any of the following events: (i) the acquisition by a third party of fifty percent (50%) or more of the assets of the Company and its subsidiaries taken as a whole; (ii) the acquisition by a third party of fifty percent (50%) or more of the outstanding shares of the Company Common Stock or any securities convertible into or exchangeable or exercisable for shares of the Company Common Stock that would constitute fifty percent (50%) or more of the outstanding shares upon such conversion or exchange or exercise, or any combination of the foregoing; (iii) the acquisition by the Company of the assets or stock of a third party if, as a result of which the outstanding shares of Company Common Stock immediately prior thereto are increased by one hundred percent (100%) or more; or (iv) the merger, consolidation or business combination of the Company with or into a third party, where, following such merger, consolidation or business combination, the stockholders of the Company immediately prior to such transaction do not hold, immediately after such transaction, securities of the surviving entity constituting more than fifty percent (50%) of the total voting power of the surviving entity.

     Expiration. The Option shall expire at the earlier of (y) the Effective Time and (z) upon termination of the Merger Agreement in accordance with its terms unless Intel has the right, or has the possibility of obtaining the right, to receive a termination fee pursuant to the Merger Agreement, in which case the Option will not terminate until the later of (A) five (5) business days following the time such termination fee becomes unconditionally payable and (B) the expiration of the period in which Intel has such right to receive such termination fee (such expiration date is referred to as the "Expiration Date").

     Registration Rights. Intel may, by written notice (a "Registration Notice"), request at any time or from time to time within two (2) years following a Triggering Event (the "Registration Period"), in order to permit the sale, transfer or other disposition of the option shares that have been acquired by or are issuable to Intel upon exercise of the option ("Registrable Securities"), that the Company register under the Securities Act of 1933, as amended (the "Act"), the offering, sale and delivery, or other transfer or disposition, of the Registrable Securities by Intel. Any such Registration Notice must relate to a number of Registrable Securities equal to at least twenty percent (20%) of the option shares, unless the remaining number of Registrable Securities is less than such amount, in which case Intel will be entitled to exercise its rights hereunder but only for all of the remaining Registrable Securities (a "Permitted Offering"). Intel's registration rights under the Stock Option Agreement terminate at such time as Intel shall be entitled to sell all of the remaining Registrable Securities pursuant to Rule 144(k) under the Act. The Company is required to use all reasonable efforts to qualify any Registrable Securities Intel desires to sell or otherwise dispose of under applicable state securities or "blue sky" laws; provided, however, that the Company is not required to qualify to do business, consent to general service of process or submit to taxation in any jurisdiction by reason of this provision. Without Intel's prior written consent (which may be withheld in its sole discretion), no other securities are permitted to be included in any such registration.

     The Company is required to use all reasonable efforts to cause each such registration statement to become effective as promptly as possible, to obtain all consents or waivers of other persons that are required therefor and to keep such registration statement effective for a period of at least ninety (90) days from the day such registration statement first becomes effective. The obligations of the Company pursuant to the Stock Option Agreement to file a registration statement and to maintain its effectiveness may be suspended for one or more periods not exceeding ninety (90) days in the aggregate if the Company Board determines in good faith that the filing of such registration statement or the maintenance of its effectiveness would require disclosure of nonpublic information that would materially and adversely affect the Company, or the Company is required under the Act to include audited financial statements for any period in such registration statement and such financial statements are not yet available for inclusion in such registration statement. Intel shall be entitled to make up to two (2) demand requests for registration of options shares under the Stock Option Agreement. For purposes of determining whether the two (2) demand requests have been made, only requests relating to a registration statement that has become effective under the Act will be counted.

     If, during the Registration Period, the Company shall propose to register under the Act the offering, sale and delivery of Company Common Stock for cash for its own account or for any other stockholder of the Company pursuant to a firm commitment underwriting, the Company is required to, in addition to its other obligations under the Stock Option Agreement, allow Intel the right to participate in such registration so long as Intel participates in such underwriting on terms reasonably satisfactory to the managing underwriters of such offering; provided, however, that, if the managing underwriter of such offering advises the Company in writing that in its opinion the number of shares of Company Common Stock requested to be included in such registration exceeds the number that it would be in the best interests of the Company to sell in such offering, the Company will, after fully including therein all shares of Company Common Stock to be sold by the Company, include the shares of Company Common Stock requested to be included therein by Intel pro rata (based on the number of shares of Company Common Stock requested to be included therein) with the shares of Company Common Stock requested to be included therein by persons other than the Company and persons to whom the Company owes a contractual obligation (other than any director, officer or employee of the Company to the extent any such person is not currently owed such contractual obligation).

     The expenses associated with the preparation and filing of any registration statement filed in connection with Intel's exercise of its registration rights under the Stock Option Agreement and any sale covered thereby (including any fees related to blue sky qualifications and filing fees in respect of the SEC or the National Association of Securities Dealers, Inc.) ("Registration Expenses") will be paid by the Company, except for underwriting discounts or commissions or brokers' fees in respect of Option Shares to be sold by Intel and the fees and disbursements of Intel's counsel. The Company is not required to pay for any Registration Expenses with respect to such registration if the registration request is subsequently withdrawn at the request of Intel unless Intel agrees to forfeit its right to request one registration; provided, however, that, if at the time of such withdrawal Intel has learned of a material adverse change in the results of operations, condition, business or prospects of the Company not known to Intel at the time of the request and has withdrawn the request within a reasonable period of time following disclosure by the Company to Intel of such material adverse change, then Intel shall not be required to pay any of such expenses and shall not forfeit such right to request one registration.

     Upon the issuance of option shares, the Company will use all commercially reasonable efforts to promptly list the option shares on the New York Stock Exchange or on any other exchange on which the Company Common Stock is then listed.

     VOTING AGREEMENTS

     The following is only a summary of certain provisions of the Tender and Voting Agreements and Irrevocable Proxy (the "Voting Agreements"). Company stockholders should read the Voting Agreements in their entirety. Copies of the Voting Agreements are filed with the Commission as exhibits to Intel's and Purchaser's Tender Offer Statement on Schedule 14D-l.

     Tender of Shares. In connection with the execution of the Merger Agreement, Intel and Purchaser have entered into the Voting Agreements with two stockholders of the Company, Davidi Gilo and Joseph Perl (the "Proxy Grantors"), who beneficially own in the aggregate 1,519,385 Shares, representing approximately 3.8% of the issued and outstanding Shares. Pursuant to the Voting Agreements, upon the terms and subject to the conditions therein, each Proxy Grantor has agreed (subject, in the case of Davidi Gilo, to obtain consents with respect to certain of his Shares) to, promptly after the date of commencement of the Offer (but in all events not later than ten (10) business days thereafter), tender to Purchaser all Shares beneficially owned by such Proxy Grantor.

     Voting of Shares. Each Proxy Grantor has also agreed to vote all Shares beneficially owned by such Proxy Grantor in accordance with the Voting Agreement, including (i) in favor of approval of the Merger Agreement and any actions required in furtherance thereof and hereof (including the election of designees of Intel as directors of the Company on the terms set forth in the Merger Agreement); (ii) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement; and (iii) except as otherwise agreed to in writing in advance by Intel, against: (A) any Third Party Acquisition, (B) any change in a majority of the individuals who, as of October 13, 1999, constitute the Company Board (other than as contemplated by the Merger Agreement), (C) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or any of its subsidiaries and any third party, (D) a sale, lease, transfer or disposition of any assets of the Company's or any of its subsidiaries' business outside the ordinary course of business, (E) any change in the present capitalization of the Company or any amendment of the Company's Certificate of Incorporation or bylaws, (F) any other material change in the Company's corporate structure or affecting its business, or (G) any other action which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone or materially adversely affect the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement, the Stock Option Agreement, or the Voting Agreement.

     Irrevocable Proxy. Each Proxy Grantor has also appointed Purchaser and certain designees of Purchaser, in their respective capacities as designees of Purchaser, as such Proxy Grantor's true and lawful irrevocable (until the Termination Date) proxy and attorney-in-fact to vote all of the Shares beneficially owned by such Proxy Grantor at any Stockholders' Meeting called for purposes of considering whether to approve the Merger Agreement, the Merger or any of the other transactions contemplated by the Merger Agreement, or any Third Party Acquisition, or to execute a written consent of stockholders in lieu of any such meeting, all shares beneficially owned by such Proxy Grantor as of the date of such meeting or written consent in favor of approval of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, or against a Third Party Acquisition, as the case may be.

     Restriction on Transfer, Proxies and Non-Interference. Each Proxy Grantor has agreed not to, directly or indirectly: (i) except as contemplated by the Voting Agreements, offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of such Proxy Grantor's Shares or any interest therein; (ii) grant any proxies or powers of attorney, deposit any Shares into a voting trust or enter into a voting agreement with respect to any Shares; or (iii) take any action that would make any representation or warranty made by such Proxy Grantor untrue or incorrect or have the effect of preventing or disabling such Proxy Grantor from performing such Proxy Grantor's obligations under the applicable Voting Agreement. Notwithstanding the foregoing, each Proxy Grantor has the right to transfer Shares to (i) any family member, (ii) the trustee or trustees of a trust for the benefit of such Proxy Grantor and/or one or more family members and/or charitable organizations, (iii) a foundation created or established by such Proxy Grantor, (iv) a corporation of which such Proxy Grantor and/or any family members owns the majority of the outstanding capital stock, (v) a partnership of which such Proxy Grantor and/or family members owns a majority of the partnership interests, (vi) a limited liability company of which such Proxy Grantor and/or any family members owns a majority of the membership interests, (vii) any other entity of which such Proxy Grantor and/or any family members owns a majority of the ownership interests, (viii) the executor, administrator or personal representative of the estate of such Proxy Grantor, or (ix) any guardian, trustee or conservator appointed with respect to the assets of such Proxy Grantor; provided that in the case of any such transfer, the transferee shall, as a condition to such transfer, execute an agreement to be bound by the terms of the Voting Agreement, or terms substantially identical thereto. In addition, each Proxy Grantor has agreed not to enter into any agreement or understanding with any person the effects of which would be inconsistent or violative of the provisions and agreements contained in the Voting Agreements.

     Other Potential Acquirers. Each Proxy Grantor (i) is required to immediately cease any discussions or negotiations with any parties with respect to any Third Party Acquisition; (ii) has agreed not to, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with or provide any information to any person or group (other than Intel and Purchaser) concerning any Third Party Acquisition; and (iii) has agreed to promptly notify Intel in the event such Proxy Grantor receives any proposal or inquiry concerning a Third Party Acquisition (including the terms and conditions thereof and the identity of the party submitting such proposal, and any request for confidential information in connection with a potential Third Party Acquisition) and to provide a copy of any written materials such Proxy Grantor receives from any such person or group and to advise Intel from time to time of the status, at any time upon Intel's request, and promptly following any developments concerning the same

     Representations and Warranties. The Voting Agreements contain certain customary representations and warranties of the parties thereto, including, without limitation, representations and warranties by the Proxy Grantors as to ownership of Shares and power and authority.

     Director Matters Excluded. In the Voting Agreements, Intel and the Proxy Grantors have each acknowledged and agreed that no provision thereof limits or otherwise restricts each Proxy Grantor with respect to any act or omission that such Proxy Grantor may undertake or authorize in his capacity as a director of the Company, including, without limitation, any vote that such Proxy Grantor may make as a director of the Company with respect to any matter presented to the Company Board.

     Termination. The Voting Agreements expire upon the earlier of (a) the date on which the Merger Agreement terminates in accordance with its terms, (b) the date on which Purchaser has accepted tendered shares for payment, and (c) July 31, 2000.

14. INTERESTS OF CERTAIN PERSONS IN THE MERGER

     Employment and Noncompete Agreements. The following is only a summary of certain provisions of letter agreements and noncompete agreements entered into between Intel and certain employees of the Company. At the time it entered into the Merger Agreement, Intel entered into letter agreements, dated as of October 13, 1999, with Davidi Gilo, the Chairman of the Board, President and Chief Executive Officer of the Company, Joseph M. Perl, former President and Chief Executive Officer of the Company, David Aber, Chief Financial Officer of the Company, Stephen P. Pezzola, General Counsel and Secretary of the Company, and Shmuel Arditi, Chief Operating Officer of the Company (collectively, the "Intel Employment Agreements"). The Intel Employment Agreements will become effective after the time that Intel accepts shares for purchase in the Offer and are contingent on the occurrence of the acceptance of such shares (the "Assumption Time"). The individuals listed above (other than Mr. Arditi) have existing employment contracts with the Company that will remain in effect in all respects except as set forth in the Intel Employment Agreements. In connection with their Intel Employment Agreements, Mr. Gilo and Dr. Perl have entered into a covenant not to compete with Intel (the "Noncompete Agreements"). Company stockholders should read the Intel Employment Agreements and the Noncompete Agreements in their entirety. Copies of the agreements are filed with the Commission as exhibits to Intel's and Purchaser's Tender Offer Statement on Schedule 14D-1.

     Mr. Gilo's Intel Employment Agreement amends his existing employment agreement dated October 12, 1998 with the Company to provide that: (a) Mr. Gilo will remain an employee of the Company until March 31, 2000 and at that time will voluntarily terminate his employment and be entitled to severance in the amount of $525,000, and (b) Mr. Gilo will be expected to only be available for consultation to senior management of the Company as he is available from time to time, but in no event more than ten hours per week. In connection with his Intel Employment Agreement, Mr. Gilo will execute a proprietary information and inventions agreement with Intel and has agreed to pay back any loans made to him by the Company within ten days following the Assumption Time. Pursuant to his Noncompete Agreement, Mr. Gilo has agreed that, for the two-year period commencing on October 13, 1999, he will not engage in the Company's business in regions where the Company does business (with certain very limited exceptions). The Noncompete Agreement also provides for a two-year non-solicitation of Company customers and employees. In consideration for Mr. Gilo's agreements in the Noncompete Agreement, Intel will make a payment of $5 million within 30 days following the date that Intel and Purchaser accept Shares for purchase in the Offer, but in no event prior to January 1, 2000 (plus a gross-up in the event any tax is payable pursuant to Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code")).

     Dr. Perl's Intel Employment Agreement amends his existing employment agreement dated July 22, 1998 (as amended on June 1, 1999) with the Company to provide that Dr. Perl will remain an employee of the Company consistent with his current duties and responsibilities until August 31, 2001, and at that time Dr. Perl will voluntarily terminate his employment and will not be entitled to any severance or consulting fee. In connection with his Intel Employment Agreement, Dr. Perl will execute a proprietary information and inventions agreement with Intel and has agreed to pay back any loans made to him by the Company pursuant to the terms of such loans, but in no event later than the last day of Dr. Perl's employment period. Pursuant to his Noncompete Agreement, Dr. Perl has agreed that, for the twenty one-month period commencing on October 13, 1999, he will not engage in the Company's business in regions where the Company does business (with certain very limited exceptions). The Noncompete Agreement also provides for a twenty one-month non-solicitation of Company customers and employees. Dr. Perl will not receive any payment for entering into his Noncompete Agreement.

     Mr. Aber's Intel Employment Agreement amends his existing employment agreement dated August 12, 1999 with the Company to provide that (a) Mr. Aber will remain an employee of the Company to provide services in the manner which he has been performing services for the Company and (b) Mr. Aber will make himself available to the Company for approximately 10 hours per week, on a non-cumulative basis, until March 31, 2000 and at that time he will voluntarily terminate his employment and will be entitled to severance in the amount of $40,000 (plus a gross-up in the event any tax is payable pursuant to Section 4999 of the Code). In connection with his Intel Employment Agreement, Mr. Aber will execute a proprietary information and inventions agreement with Intel and has agreed to pay back any loans made to him by the Company pursuant to the terms of such loans, but in no event later than the last day of Mr. Aber's employment period.

     Mr. Pezzola's Intel Employment Agreement amends his existing employment agreement dated August 12, 1999 with the Company to provide that (a) Mr. Pezzola will remain an employee of the Company to provide services in the manner which he has been performing services for the Company and (b) Mr. Pezzola will make himself available to the Company for approximately 10 hours per week, on a non-cumulative basis, until March 31, 2000, and at that time he will voluntarily terminate his employment and will be entitled to severance in the amount of $50,000 (plus a gross-up in the event any tax is payable pursuant to Section 4999 of the Code). In connection with his Intel Employment Agreement, Mr. Pezzola will execute a proprietary information and inventions agreement with Intel and has agreed to pay back any loans made to him by the Company pursuant to the terms of such loans, but in no event later than the last day of Mr. Pezzola's employment period.

     Mr. Arditi's Intel Employment Agreement provides for (a) accelerated vesting of certain options provided by the Company to Mr. Arditi upon the achievement by the Company of certain revenue or performance goals, and (b) the granting by Intel to Mr. Arditi of 50,000 options to purchase Intel common stock at an exercise price equal to the fair market value of the underlying Intel common stock on the grant date. The new options shall vest on the seventh anniversary from the date of grant or earlier in the event that the Company achieves certain performance goals.

     Indemnification; Directors' and Officers' Insurance. Pursuant to the Merger Agreement, Intel shall cause the Surviving Corporation to indemnify, defend and hold harmless (and also cause the Surviving Corporation to advance expenses as incurred to the fullest extent permitted under applicable law to), to the extent not covered by insurance, the Company's officers and directors (the "Indemnitees") against (i) all losses, claims, damages, costs, expenses (including counsel fees and expenses), settlement, payments or liabilities arising out of or in connection with any claim, demand, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was an officer or director of the Company or any of its subsidiaries, whether or not pertaining to any matter existing or occurring at or prior to the Effective Time and whether or not asserted or claimed prior to or at or after the Effective Time ("Indemnified Liabilities"); and (ii) all Indemnified Liabilities based in whole or in part on or arising in whole or in part out of or pertaining to the Merger Agreement or the transactions contemplated thereby to the fullest extent required or permitted under applicable law. The Merger Agreement also requires that, from and after the Effective Time, Intel cause the Surviving Corporation to fulfill and honor in all respects the obligations of the Company pursuant to any indemnification agreements between the Company and its directors and officers as of or prior to October 13, 1999 (or indemnification agreements in the Company's customary form for directors joining the Company Board prior to the Effective Time) and any indemnification provisions under the Company's certificate of incorporation or bylaws as in effect immediately prior to the Effective Time. The Surviving Corporation's aggregate obligation to indemnify and hold harmless all indemnified persons for all matters to which such indemnified persons may be entitled to be indemnified or held harmless as described above shall in no event exceed the Company's stockholders' equity as of June 30, 1999. In addition, the Merger Agreement provides that, for a period of six years after the Effective Time, Intel will maintain or cause the Surviving Corporation to maintain in effect, if available, directors' and officers' liability insurance covering those persons who, as of immediately prior to the Effective Time, are covered by the Company's directors' and officers' liability insurance policy (the "Insured Parties") on terms no less favorable to the Insured Parties than those of the Company's present directors' and officers' liability insurance policy; provided, however, that in no event will Intel or the Surviving Corporation be required to expend on an annual basis in excess of 200% of the annual premium currently paid by the Company for such coverage (or such coverage as is available for 200% of such annual premium); provided, further, that, in lieu of maintaining such existing insurance as provided above, Intel, at its election, may cause coverage to be provided under any policy maintained for the benefit of Intel or any of its subsidiaries, so long as the terms are not materially less advantageous to the intended beneficiaries thereof than such existing insurance.

15. GOING PRIVATE TRANSACTIONS

     The Merger must comply with any applicable Federal law at the time of its consummation. Rule 13e-3 under the Exchange Act is applicable to certain "going private" transactions. Intel and Purchaser do not believe that Rule 13e-3 will be applicable to the Merger unless the Merger is consummated more than one year after the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the Merger and the consideration offered to minority stockholders be filed with the Commission and disclosed to minority stockholders prior to the consummation of the Merger.

16. DIVIDENDS AND DISTRIBUTIONS

     According to the Company's 1998 Annual Report on Form 10-K, the Company has not paid cash dividends since its initial public offering and intends to retain any future earnings for use in its business. Pursuant to the terms of the Merger Agreement, the Company is not permitted, without the prior written consent of Intel, to split, combine or reclassify the outstanding Shares or declare, set aside or pay any dividend payable in cash, stock or property with respect to the Shares, or redeem or otherwise acquire any of the Shares or any securities of any of its subsidiaries.

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

17. EFFECTS OF THE OFFER ON THE MARKET FOR SHARES; NEW YORK STOCK EXCHANGE AND EXCHANGE ACT REGISTRATION

     POSSIBLE EFFECTS OF THE OFFER ON THE MARKET FOR THE SHARES

     The purchase of Shares by Purchaser pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and the number of holders of Shares, and could thereby adversely affect the liquidity and market value of the remaining publicly held Shares. It is expected that, following the Offer, a large percentage of the Shares will be owned by Purchaser. Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

     STOCK QUOTATION

     Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements of the NYSE for continued inclusion on the NYSE. For example, published guidelines of the NYSE indicate that the NYSE would consider delisting the outstanding Shares if, among other things, (i) the number of publicly held Shares (exclusive of holdings of officers, directors and members of their immediate families and other concentrated holdings of 10 percent or more) should fall below 600,000, (ii) the number of record holders of 100 Shares should fall below 1,200 or (iii) the aggregate market value of publicly held Shares should fall below $5 million.

     If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the listing requirements of the NYSE, the market for them could be adversely affected. It is possible that the Shares would be traded on other securities exchanges or in the over-the-counter market, and that price quotations would be reported by such exchanges, or through the National Association of Securities Dealers, Inc., Automated Quotations System ("Nasdaq") or by other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders and/or the aggregate market value of Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act, as described below, and other factors.

     EXCHANGE ACT REGISTRATION

     The Shares are currently registered under the Exchange Act. Registration of the Shares under the Exchange Act may be terminated upon application by the Company to the Commission if the Shares are not listed on a national securities exchange and there are fewer than 300 record holders. Termination of the Exchange Act registration of the Shares would substantially reduce the information required to be furnished by the Company to holders of Shares and to the Commission and would make certain provisions of the Exchange Act, such as the short- swing profit recovery provisions of Section 16(b), the requirements of furnishing a proxy statement in connection with stockholders' meetings and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, no longer applicable to the Shares. In addition, "affiliates" of the Company and persons holding "restricted securities" of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities" or be eligible for Nasdaq market reporting. Intel currently intends to seek to cause the Company to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met and may seek delisting of the Shares from the NYSE if the requirements for delisting are met.

     MARGIN REGULATIONS

     The Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares for the purpose of buying, carrying or trading in

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

securities ("Purpose Loans"). Depending upon factors similar to those described above regarding the continued listing, public trading and market quotations of the Shares, it is possible that, following the purchase of the Shares pursuant to the Offer, the Shares would no longer constitute "margin securities" for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for Purpose Loans made by brokers.

18. CERTAIN CONDITIONS OF THE OFFER

     Notwithstanding any other provision of the Offer or the Merger Agreement, and subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) relating to Purchaser's obligation to pay for or return tendered Shares after termination of the Offer, Purchaser will not be required to accept for payment or pay for any Shares, may delay the acceptance for payment of any Shares or extend the Offer one or more times in accordance with the Merger Agreement, and may terminate the Offer at any time after January 31, 2000 (provided that if on January 31, 2000 the condition set forth in clause (b) below regarding the HSR Act is not satisfied and none of the events set forth in paragraphs (i) through (vi) below that would permit Purchaser not to accept Shares tendered for payment has occurred and is continuing, then such January 31, 2000 date shall be automatically extended to April 30, 2000) if (a) the Minimum Condition is not satisfied by the Expiration Date, (b) any applicable waiting period under the HSR Act has not expired or terminated prior to the Expiration Date, (c) all necessary consents and approvals from the Office of the Chief Scientist of the Israeli Ministry of Trade and Industry and the Investment Center of the Ministry of Finance of the State of Israel and any other foreign governmental entities have not been obtained prior to the Expiration Date, or
(d) at any time after October 13, 1999 and prior to the Expiration Date, any of the following events has occurred and is continuing:

          (i) there shall have been any action (other than a second request by the appropriate Governmental Entity with jurisdiction under the HSR Act) taken, or any statute, rule, regulation, judgment, order or injunction promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger which directly or indirectly (A) prohibits or makes illegal the acceptance for payment, payment for or purchase of Shares or the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement, (B) renders Purchaser unable to accept for payment, pay for or purchase some or all of the Shares, (C) imposes material limitations on the ability of Intel effectively to exercise full rights of ownership of the Shares, including the right to vote the Shares purchased on all matters properly presented to the Company's stockholders, or (D) otherwise has a Material Adverse Effect on the Company;

          (ii) (A) the representations and warranties of the Company set forth in the Merger Agreement are not true and correct (except to the extent that the aggregate of all breaches thereof do not constitute a Material Adverse Effect on the Company) as of the date of the Merger Agreement and as of consummation of the Offer, (B) the Company has failed to perform in all material respects its covenants and agreements under the Merger Agreement (other than the covenants that require the Company to either notify Intel of any actual or potential breach of its representations or warranties or breach of any of its agreements under the Merger Agreement or to amend the Company Disclosure Schedule) or (C) there has occurred since September 30, 1999, any events or changes that constitute a Material Adverse Effect on the Company;

          (iii) it shall have been publicly disclosed or Intel shall have otherwise learned that (A) any person or "group" (as defined in Section 13(d)(3) of the Exchange Act) shall have acquired or entered into a definitive agreement or agreement in principle to acquire beneficial ownership of more than 20% of the Shares or any other class of capital stock of the Company, through the acquisition of stock, the formation of a group or otherwise, or has been granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 20% of the Shares, and (B) such person or group has not tendered such Shares pursuant to the Offer;

          (iv) the Company Board has withdrawn, modified or changed in a manner adverse to Intel (including by amendment of the Schedule 14D-9) its recommendation of the Offer, the Merger

     Agreement, or the Merger, or recommended another proposal or offer, or the Company Board has resolved to do any of the foregoing;

          (v) the Merger Agreement has been terminated in accordance with its terms; or

          (vi) there has occurred (A) any general suspension of trading in, or limitation on prices for, securities on the NYSE or the Nasdaq National Market, for a period in excess of 24 hours (excluding suspensions or limitations resulting solely from physical damage or interference with such exchanges not related to market conditions), (B) the commencement of a war, armed hostilities or other national or international calamity directly or indirectly involving the United States that constitutes a Material Adverse Effect on the Company or materially adversely affects or delays the consummation of the Offer, (C) the average of the closing prices of the Standard & Poor's 500 Index for any twenty (20) consecutive trading days shall be 25% or more below the closing price of such index on any trading day on or after October 13, 1999 that precedes the commencement of such 20-trading day period, (D) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), or (E) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; which in the good faith judgment of Intel, in any such case and regardless of the circumstances giving rise to such condition, makes it inadvisable to proceed with the Offer or the acceptance for payment of the Shares.

     The foregoing conditions (the "Offer Conditions"), other than the Minimum Condition, are for the sole benefit of Intel and Purchaser and may be waived by Intel and Purchaser, in whole or in part, at any time and from time to time in the sole discretion of Intel and Purchaser. The failure by Intel or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

19. CERTAIN LEGAL MATTERS; REGULATORY APPROVALS

  General

     Except as described below, neither Intel nor Purchaser is aware of any license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by Purchaser's acquisition of Shares pursuant to the Offer, or of any approval or other action by any governmental, administrative or regulatory agency or authority or public body, domestic or foreign, that would be required for the acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required, it is presently contemplated that such approval or other action will be sought except as described below in this Section under "State Takeover Statutes." While, except as otherwise expressly described herein, Purchaser does not currently intend to delay the acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the Company's business or that certain parts of the Company's business might not have to be disposed of in the event that such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action, any of which could cause Intel to decline to accept for payment or pay for any Shares tendered. Purchaser's obligation under the Offer to accept for payment and pay for Shares is subject to the Offer Conditions, including conditions relating to legal matters discussed in this Section 19.

  Antitrust -- United States

     Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission ("FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares pursuant to the Offer is subject to these requirements.

     Intel expects to file a Notification and Report Form with respect to the Offer under the HSR Act as soon as practicable following commencement of the Offer. The waiting period under the HSR Act with respect to

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

the Offer will expire at 11:59 p.m., Washington, D.C. time, on the 15th calendar day after the date such form is filed, unless early termination of the waiting period is granted. In addition, the Antitrust Division or the FTC may extend such waiting period by requesting additional information or documentary material from Intel. If such a request is made with respect to the Offer, the waiting period related to the Offer will expire at 11:59 p.m., Washington, D.C. time, on the 10th day after substantial compliance by Intel with such request. With respect to each acquisition, the Antitrust Division or the FTC may issue only one request for additional information. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the Antitrust Division or the FTC raises substantive issues in connection with a proposed transaction, the parties may engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while such negotiations continue. Expiration or termination of applicable waiting periods under the HSR Act is a condition to Purchaser's obligation to accept for payment and pay for Shares tendered pursuant to the Offer.

     The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the proposed purchase of the Shares pursuant to the Offer. At any time before or after such purchase, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the transaction or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Intel or the Company. Litigation seeking similar relief could be brought by private parties.

     Intel does not believe that consummation of the Offer and the other transactions contemplated by the Merger Agreement will result in the violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer and the other transactions contemplated by the Merger Agreement on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See Section 18 of this Offer to Purchase for certain conditions to the purchase of the Shares pursuant to the Offer, including conditions with respect to litigation and certain governmental actions.

  Non-U.S. Regulatory Approvals

  Israel

     The closing of the Offer, and the acceptance of Shares by Purchaser under the Offer, is subject to all necessary approvals from (i) the Investment Center of the Ministry of Trade and Industry of the State of Israel (the "Investment Center"), (ii) the Office of the Chief Scientist of the Ministry of Trade and Industry of the State of Israel (the "OCS") and (iii) the Antitrust Director of the State of Israel (the "Antitrust Director") unless an exemption is obtained.

     Intel and the Company intend to seek the approval of the Investment Center pursuant to the "approved enterprise" programs in which the Company participates and pursuant to which the Company receives certain tax benefits.

     Intel and the Company intend to seek the approval of the OCS pursuant to certain royalty-bearing grants which the Company has received from the OCS in order to fund certain research and development programs.

     The Antitrust Director oversees antitrust enforcement in Israel. If the acquisition of the Shares by Purchaser pursuant to the Offer is deemed to be a "merger" within the meaning and scope of the Restrictive Trade Practices Law, 5748-1988 of the State of Israel, then both Purchaser and the Company will be required to make filings with the Antitrust Director regarding sales activity in Israel, and obtain the approval of the Antitrust Director to the transaction. The Antitrust Director is required to respond to all such filings within 30 days.

  Other

     Certain other countries have regulatory requirements that may be applicable to the Offer and the Merger. The parties are in the process of determining whether and to what extent such requirements are applicable and, if so, what impact such requirements would have on the timing of the Offer and the Merger.

  State Takeover Statutes

     The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an "interested stockholder" (generally, a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock, or an affiliate or associate thereof) from engaging in a "business combination" (defined to include mergers and certain other transactions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, prior to such date the board of directors of the corporation approved the business combination or the transaction in which the stockholder became an interested stockholder. Neither Intel nor Purchaser is an interested stockholder and the Company Board has approved both the Offer and the Merger. Accordingly, Section 203 is inapplicable to the Offer and the Merger.

     A number of states have adopted "takeover" statutes that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or places of business in such states.

     In Edgar v. MITE Corporation, the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Act, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that a state may, as a matter of corporate law and, in particular, those laws concerning corporate governance, constitutionally disqualify a potential acquirer from voting on the affairs of a target corporation without prior approval of the remaining stockholders, provided that such laws were applicable only under certain conditions, in particular, that the corporation has a substantial number of stockholders in the state and is incorporated there.

     Based on information supplied by the Company, Intel and Purchaser do not believe that any state takeover statutes purport to apply to the Offer or the Merger. Neither Purchaser nor Intel has currently complied with any other state takeover statute or regulation. Intel reserves the right to challenge the applicability or validity of any other state law purportedly applicable to the Offer or the Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of such right. If it is asserted that any other state takeover statute is applicable to the Offer or the Merger and if an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Intel might be required to file certain information with, or to receive approvals from, the relevant state authorities, and Intel might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer or the Merger. In such case, Intel may not be obliged to accept for payment or pay for any shares tendered pursuant to the Offer.

20. FEES AND EXPENSES

     Intel has retained D.F. King & Co., Inc. to act as the Information Agent and Citibank, N.A. to serve as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by personal interview, mail, telephone, telex, telegraph and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders. The Information Agent and the Depositary each will receive reasonable and customary compensation for their services and be reimbursed for certain reasonable out-of-pocket expenses. Intel has also agreed to indemnify the Information Agent and the Depositary against certain liabilities and expenses in connection with the Offer, including certain liabilities under the federal securities laws.

     Neither Intel nor Purchaser will pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer (other than to the Information Agent). Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

21. MISCELLANEOUS

     The Offer is being made to all holders of Shares other than the Company. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. Purchaser may, in its discretion, however, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in any such jurisdiction.

     A complaint has been filed by a stockholder, on her own behalf and purportedly on behalf of the other stockholders of the Company, against the Company and its directors and Intel in the Superior Court of the State of California, County of Santa Clara, in a lawsuit captioned, Antinea F. Jaconette, on behalf of Herself and all Others Similarly Situated v. DSP Communications, Inc., Intel Corporation, Davidi Gilo, Lewis S. Broad, Neill H. Brownstein, Shigeru Iwamoto, Joseph Perl, Avraham Fischer, Andrew W. Schonzeit and Does 1-25, inclusive. The complaint alleges, among other things, breaches of fiduciary duties against the directors of the Company, and aiding and abetting of breach of fiduciary duties against Intel, in connection with the Offer and the Merger and seeks monetary damages and injunctive relief.

     Except for the Depositary's authorization to enter into agreements or arrangements with the Book-Entry Transfer Facility, no person has been authorized to give any information or to make any representation on behalf of Purchaser or Intel not contained herein or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized by Intel and Purchaser. Neither the delivery of this Offer to Purchase nor any purchase pursuant to the Offer shall, under any circumstances, create any implication that there has been no change in the affairs of Purchaser, Intel or the Company since the date as of which information is furnished or the date of this Offer to Purchase.

     Purchaser and Intel have filed with the Commission a Tender Offer Statement on Schedule 14D-1, together with exhibits, pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer. In addition, the Company has filed with the Commission a Solicitation/ Recommendation Statement on Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendations of the Company Board with respect to the Offer and the reasons for such recommendations and furnishing certain additional related information. Such Schedules and any amendments thereto, including exhibits, may be inspected and copies may be obtained from the Commission in the manner set forth in Section 7 of this Offer to Purchase (except that they will not be available at the regional offices of the Commission).

                                          INTEL CORPORATION
                                          CWC ACQUISITION CORPORATION

October 20, 1999

                                   SCHEDULE I

            DIRECTORS AND EXECUTIVE OFFICERS OF INTEL AND PURCHASER

     The following table sets forth the name, age, business or residence address, principal occupation or employment at the present time and during the last five years, and the name of any corporation or other organization in which such employment is conducted or was conducted of each executive officer or director of Intel. Except as otherwise indicated, all of the persons listed below are citizens of the United States of America. Each occupation set forth opposite a person's name, unless otherwise indicated, refers to employment with Intel. Unless otherwise indicated, the principal business address of each director or executive officer is Intel Corporation, 2200 Mission College Boulevard, Santa Clara, California 95052.

  NAME, AGE, CITIZENSHIP AND                                         OTHER MATERIAL POSITIONS
   CURRENT BUSINESS ADDRESS     PRESENT OCCUPATION OR EMPLOYMENT  HELD DURING THE PAST FIVE YEARS
  --------------------------    --------------------------------  -------------------------------
Craig R. Barrett, 60            President since 1997; Chief       Chief Operating Officer from
                                Executive Officer since 1998;     1993 - 1998; Executive Vice
                                Director -- Intel since 1992      President from 1990 - 1997;
                                                                  Director -- Komag, Incorporated
                                                                  from 1990 - 1999; Director --
                                                                  U.S. West, Inc. since 1998
John Browne, 51                 Group Chief Executive -- BP       Director -- Daimler Benz AG
  British Citizenship           Amoco p.l.c. (formerly the        since 1998; Director -- Goldman
  BP Amoco p.l.c.               British Petroleum Company         Sachs Group, Inc. since 1999;
  Britannic House               p.l.c.) since 1995; Director --   Director -- SmithKline Beecham
  1 Finsbury Circus             Intel since 1997                  from 1996 to 1999; Trustee --
  London EC2M 7BA                                                 British Museum since 1995;
  England                                                         Director -- Redland PLC from
                                                                  1993 - 1996
Winston H. Chen, 58             Chairman -- Paramitas Foundation  President, Chief Executive
  Paramitas Foundation          since 1992; Director -- Intel     Officer and
  3945 Freedom Circle,          since 1993                        Chairman -- Solectron
  Suite 760                                                       Corporation from 1978 - 1994;
  Santa Clara, CA 95054                                           Director -- Solectron
                                                                  Corporation since 1978; Member
                                                                  of Board of
                                                                  Trustees -- Stanford University
                                                                  since 1994; Member of Board of
                                                                  Trustees -- Santa Clara
                                                                  University since 1992;
                                                                  Director -- Edison
                                                                  International since 1994
Andrew S. Grove, 63             Chairman since 1997; Director --  Chief Executive Officer from
                                Intel since 1974                  1987 - 1998; President from
                                                                  1979 - 1997
D. James Guzy, 63               Chairman -- The Arbor Company     Director -- Cirrus Logic, Inc.
  The Arbor Company             since 1969; Director -- Intel     since 1984; Director -- Micro
  P.O. Box 128                  since 1969                        Component Technology, Inc.
  Glenbrook, NV 89413                                             since 1993;
                                                                  Director -- Novellus Systems,
                                                                  Inc. since 1989;
                                                                  Director -- Davis Selected
                                                                  Group of Mutual Funds since
                                                                  1980; Director -- Alliance
                                                                  Capital Management Technology
                                                                  Fund since 1980; Chairman,
                                                                  President and Chief Executive
                                                                  Officer -- SRC Computers Inc.
                                                                  since 1996; Director -- PLX
                                                                  Technology, Inc. since 1986

  NAME, AGE, CITIZENSHIP AND                                         OTHER MATERIAL POSITIONS
   CURRENT BUSINESS ADDRESS     PRESENT OCCUPATION OR EMPLOYMENT  HELD DURING THE PAST FIVE YEARS
  --------------------------    --------------------------------  -------------------------------
Gordon E. Moore, 70             Chairman Emeritus -- Intel since  Chairman from 1979 to 1997;
                                1997; Director -- Intel since     Director -- Gilead Sciences,
                                1968                              Inc. since 1995; Director --
                                                                  Transamerica Corporation from
                                                                  1983 to 1999; Chairman, Board
                                                                  of Trustees -- California
                                                                  Institute of Technology since
                                                                  1981; Director -- Conservation
                                                                  International since 1989;
                                                                  Director -- Varian Associates
                                                                  from 1985 to 1998
David S. Pottruck, 51           President and Co-Chief Executive  Director -- McKesson
                                Officer -- The Charles Schwab     Corporation since 1997;
                                Corporation 1984 to current;      Director -- Preview Travel,
                                Director -- Intel since 1998      Inc. since 1997;
                                                                  Director -- Bay Area Sports
                                                                  Organizing Committee since
                                                                  1998; Director -- U.S. Ski and
                                                                  SnowBoard Team Foundation since
                                                                  1998; Trustee -- University of
                                                                  Pennsylvania since 1995
Jane E. Shaw, 60                Chairman and Chief Executive      Founder -- The Stable Network
  1310 Orleans Drive            Officer -- AeroGen, Inc. since    since 1995; President and Chief
  Sunnyvale, CA 94089           1998; Director -- Intel since     Operating Officer -- ALZA
                                1993                              Corporation from 1987 to 1994;
                                                                  Chairman of the Board --
                                                                  IntraBiotics Pharmaceuticals
                                                                  since 1995; Director -- Aviron
                                                                  since 1995;
                                                                  Director -- McKesson
                                                                  Corporation since 1992;
                                                                  Director -- Boise Cascade
                                                                  Corporation since 1994;
                                                                  Director -- Point Biomedical
                                                                  Corporation since 1996
Leslie L. Vadasz, 63            Senior Vice President, Corporate  N/A
                                Business Development since 1991;
                                Director -- Intel since 1988
David B. Yoffie, 45             Professor of International        Director -- E-Ink Corporation
  Harvard Business School       Business Administration --
  Morgan Hall 215               Harvard Business School since
  Boston, MA 02163              1990 (Max and Doris Starr
                                Professor of International
                                Business Administration since
                                1993); Director -- Intel since
                                1989

  NAME, AGE, CITIZENSHIP AND                                         OTHER MATERIAL POSITIONS
   CURRENT BUSINESS ADDRESS     PRESENT OCCUPATION OR EMPLOYMENT  HELD DURING THE PAST FIVE YEARS
  --------------------------    --------------------------------  -------------------------------
Charles E. Young, 67 296 W.     Chancellor                        Chancellor -- University of
  Stafford Road, Thousand       Emeritus -- University of         California, Los Angeles from
  Oaks, CA 91361                California, Los Angeles since     1968 to 1997; Chairman of the
                                1997; Director -- Intel since     Board of Governors
                                1974                              Foundation -- International
                                                                  Exchange of Scientific and
                                                                  Cultural Information by
                                                                  Telecommunications since 1987;
                                                                  Trustee -- Nicholas-Applegate
                                                                  Growth-Equity Funds since 1991;
                                                                  Director -- Nicholas-Applegate
                                                                  Fund, Inc. from 1993 to 1999;
                                                                  Director -- Canada/United
                                                                  States Fulbright Commission
                                                                  since 1996;
                                                                  Director -- University Net from
                                                                  1998 to 1999;
                                                                  Director -- Student Advantage,
                                                                  Inc. since 1999
Arthur Rock, 73                 Principal -- Arthur Rock &        Director -- AirTouch
  Arthur Rock & Company         Company since 1969; Director --   Communications, Inc. from 1994
  One Maritime Plaza,           Intel 1968 - 1999; Director       to 1999; Director -- Echelon
  Suite 1220                    Emeritus -- Intel since 1999      Corporation since 1989;
  San Francisco, CA 94111                                         Trustee -- California Institute
                                                                  of Technology since 1988;
                                                                  Member -- Board of Governors of
                                                                  NASD since 1998
Paul S. Otellini, 49            Executive Vice President;         Executive Vice President from
                                General Manager, Intel            1996 to 1998; Vice President
                                Architecture Business Group       from 1992 to 1996
                                since 1998
Gerhard H. Parker, 55           Executive Vice President,         Executive Vice President and
                                General Manager, New Business     General Manager, Technology and
                                Group since 1998                  Manufacturing Group from 1996
                                                                  to 1998; Senior Vice President
                                                                  and General Manager, Technology
                                                                  and Manufacturing Group from
                                                                  1992 - 1996
Sean M. Maloney, 43             Senior Vice President, Director,  Vice President, Sales and
  British citizenship           Sales and Marketing Group since   General Manager, Asia-Pacific
                                1998                              Operations from 1995 - 1998;
                                                                  Technical Assistant to the
                                                                  Chairman and Chief Executive
                                                                  Officer from 1992 - 1995
Albert Y.C. Yu, 58              Senior Vice President and         Director -- Power One from 1997
                                General Manager, Microprocessor   to 1999; Director -- Oak
                                Products Group since 1993         Technology since 1999
Andy D. Bryant, 49              Senior Vice President since       Vice President, Intel Products
                                1999; Chief Financial Officer     Group from 1990 - 1994
                                since 1994
F. Thomas Dunlap, Jr., 48       Vice President, General Counsel   N/A
                                and Secretary since 1987
Arvind Sodhani, 45              Vice President and Treasurer      N/A
                                since 1988
Michael R. Splinter, 49         Senior Vice President from 1999   N/A
                                to current; General Manager,
                                Technology and Manufacturing
                                Group since 1998 to current

  NAME, AGE, CITIZENSHIP AND                                         OTHER MATERIAL POSITIONS
   CURRENT BUSINESS ADDRESS     PRESENT OCCUPATION OR EMPLOYMENT  HELD DURING THE PAST FIVE YEARS
  --------------------------    --------------------------------  -------------------------------
Max Palevsky, 75                Self-employed                     Director from 1968 - 1997;
                                                                  Director Emeritus since 1997
                                                                  Director -- Komag Incorporated
                                                                  from 1984 to 1999

     The following table sets forth the name, age business or residence address, principal occupation or employment at the present time and during the last five years, and the name of any corporation or other organization in which such employment is conducted or was conducted of each executive officer or director of Purchaser. Except as otherwise indicated, all of the person listed below are citizens of the United States of America. Each occupation set forth opposite a person's name, unless otherwise indicated, refers to employment with Intel. Unless otherwise indicated, the principal business address of each director or executive officer is Intel Corporation, 2200 Mission College Boulevard, Santa Clara, California 95052.

  NAME, AGE, CITIZENSHIP AND                                         MATERIAL POSITIONS HELD
   CURRENT BUSINESS ADDRESS     PRESENT OCCUPATION OR EMPLOYMENT    DURING THE PAST FIVE YEARS
  --------------------------    --------------------------------    --------------------------
Cary I. Klafter, 50             Director of Corporate Affairs     Partner, Morrison & Foerster
                                since 1996; Vice President, and   from prior to 1994 to 1996.
                                Director -- CWC Acquisition
                                Corporation since 1999
Suzan A. Miller, 35             Senior Counsel since 1999;        N/A
                                Senior Attorney from
                                1991 - 1999; President and
                                Director -- CWC Acquisition
                                Corporation since 1999
Arvind Sodhani, 45              Vice President and Treasurer      N/A
                                since 1988; Vice President and
                                Treasurer -- CWC Acquisition
                                Corporation since 1999
Tiffany Doon Silva, 33          Senior Attorney since 1999; Vice  Associate, Gibson, Dunn &
                                President, Secretary and          Crutcher LLP from 1995 to 1999
                                Director -- CWC Acquisition
                                Corporation since 1999

                                    ANNEX A

          TEXT OF SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

     262 APPRAISAL RIGHTS. (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to sec. 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to sec. 251 (other than a merger effected pursuant to sec. 251(g) of this title), sec. 252, sec. 254, sec. 257, sec. 258, sec. 263 or sec. 264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the national Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of sec. 251 of this title.

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to sections 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

             a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

             b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

             c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

             d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under sec. 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

     (d) Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2) If the merger or consolidation was approved pursuant to sec. 228 or sec. 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation, or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholder of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or
     (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by one or more publications at least one week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

     Manually signed facsimile copies of the Letter of Transmittal will be accepted. Letters of Transmittal and certificates for Shares should be sent or delivered by each stockholder of the Company or his broker, dealer, commercial bank or trust company to the Depositary at one of its addresses set forth below:

                        The Depositary for the Offer is:

                                 CITIBANK, N.A.

        By Mail:                   By Overnight Courier:                    By Hand:
     Citibank, N.A.                    Citibank, N.A.                    Citibank, N.A.
      P.O. Box 685                915 Broadway, 5th Floor            Corporate Trust Window
  Old Chelsea Station             New York, New York 10010            111 Wall Street, 5th
New York, New York 10113                                                     Floor
                                                                    New York, New York 10043

          By Facsimile Transmission:                         Confirm Receipt of
       (For Eligible Institutions Only)                          Facsimile
                (212) 505-2248                       by Telephone Only: (800) 270-0808

     Any questions or requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent or the Depositary. Stockholders may also contact their brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                             D.F. KING & CO., INC.
                                77 Water Street
                         New York, New York 10005-4495

                          Call Collect: (212) 269-5550
                         Call Toll-Free: (800) 714-3312

                                                                       Exhibit B

--------------------------------------------------------------------------------






                          AGREEMENT AND PLAN OF MERGER



                          DATED AS OF OCTOBER 13, 1999

                                      AMONG

                            DSP COMMUNICATIONS, INC.,

                                INTEL CORPORATION

                                       AND

                           CWC ACQUISITION CORPORATION






--------------------------------------------------------------------------------

                                TABLE OF CONTENTS


                                                                                    PAGE
                                                                                    ----
ARTICLE 1 THE OFFER...................................................................1
        Section 1.1.    The Offer.....................................................1
        Section 1.2.    Company Actions...............................................4
        Section 1.3.    Boards of Directors and Committees; Section 14(f) of
                        Exchange Act..................................................5

ARTICLE 2 THE MERGER..................................................................6
        Section 2.1.    The Merger....................................................6
        Section 2.2.    Effective Time................................................6
        Section 2.3.    Closing of the Merger.........................................7
        Section 2.4.    Effects of the Merger.........................................7
        Section 2.5.    Certificate of Incorporation and Bylaws.......................7
        Section 2.6.    Directors.....................................................7
        Section 2.7.    Officers......................................................7
        Section 2.8.    Conversion of Shares..........................................7
        Section 2.9.    Dissenters' Rights............................................8
        Section 2.10.   Exchange of Certificates......................................8
        Section 2.11.   Assumed Stock Options.........................................9

ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF THE COMPANY..............................11
        Section 3.1.    Organization and Qualification; Subsidiaries; Investments....11
        Section 3.2.    Capitalization of the Company and its Subsidiaries...........12
        Section 3.3.    Authority Relative to this Agreement; Recommendation.........14
        Section 3.4.    SEC Reports; Financial Statements............................15
        Section 3.5.    Information Supplied.........................................15
        Section 3.6.    Consents and Approvals; No Violations........................16
        Section 3.7.    No Default...................................................16
        Section 3.8.    No Undisclosed Liabilities; Absence of Changes...............17
        Section 3.9.    Litigation...................................................18
        Section 3.10.   Compliance with Applicable Law...............................18
        Section 3.11.   Employee Benefits............................................18
        Section 3.12.   Labor and Employment Matters.................................22
        Section 3.13.   Environmental Laws and Regulations...........................23
        Section 3.14.   Taxes........................................................24
        Section 3.15.   Intellectual Property........................................26
        Section 3.16.   Insurance....................................................32
        Section 3.17.   Certain Business Practices...................................32
        Section 3.18.   Product Warranties...........................................32
        Section 3.19.   Suppliers and Customers......................................32

        Section 3.20.   Vote Required................................................33
        Section 3.21.   Opinion of Financial Advisor.................................33
        Section 3.22.   Brokers......................................................33
        Section 3.23.   Takeover Statutes............................................33
        Section 3.24.   Grants, Incentives and Subsidies.............................33
        Section 3.25.   Representations Complete.....................................34

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION...................34
        Section 4.1.    Organization.................................................34
        Section 4.2.    Authority Relative to this Agreement.........................35
        Section 4.3.    Information Supplied.........................................35
        Section 4.4.    Consents and Approvals; No Violations........................35
        Section 4.5.    Litigation...................................................36
        Section 4.6.    Brokers or Finders...........................................36
        Section 4.7.    Financing....................................................36
        Section 4.8.    Ownership of the Company.....................................36
        Section 4.9.    Acquisition's Operations.....................................36

ARTICLE 5 COVENANTS..................................................................36
        Section 5.1.    Conduct of Business of the Company...........................36
        Section 5.2.    No Solicitation or Negotiation...............................40
        Section 5.3.    Meeting of Stockholders......................................41
        Section 5.4.    Access to Information........................................42
        Section 5.5.    Certain Filings; Reasonable Efforts..........................43
        Section 5.6.    Public Announcements.........................................44
        Section 5.7.    Indemnification and Directors' and Officers' Insurance.......44
        Section 5.8.    Notification of Certain Matters..............................46
        Section 5.9.    Additions to and Modification of Company Disclosure Schedule.46
        Section 5.10.   Employee Matters.............................................46
        Section 5.11.   Company......................................................47
        Section 5.12.   Takeover Statutes............................................47
        Section 5.13.   Company Stock Options........................................47
        Section 5.14.   Israeli Operations...........................................48
        Section 5.15.   Real Property Transfer Taxes.................................48

ARTICLE 6 CONDITIONS TO CONSUMMATION OF THE MERGER...................................48
        Section 6.1.    Conditions to Each Party's Obligations to Effect the Merger..48
        Section 6.2.    Conditions to the Obligations of the Company.................48
        Section 6.3.    Conditions to the Obligations of Parent and Acquisition......49

ARTICLE 7 TERMINATION; AMENDMENT; WAIVER.............................................50
        Section 7.1.    Termination..................................................50
        Section 7.2.    Effect of Termination........................................51
        Section 7.3.    Fees and Expenses............................................52
        Section 7.4.    Amendment....................................................54

        Section 7.5.    Extension; Waiver............................................54

ARTICLE 8 MISCELLANEOUS..............................................................54
        Section 8.1.    Nonsurvival of Representations and Warranties................54
        Section 8.2.    Entire Agreement; Assignment.................................55
        Section 8.3.    Validity.....................................................55
        Section 8.4.    Notices......................................................55
        Section 8.5.    Governing Law and Venue; Waiver of Jury Trial................56
        Section 8.6.    Descriptive Headings.........................................57
        Section 8.7.    Parties in Interest..........................................57
        Section 8.8.    Certain Definitions..........................................57
        Section 8.9.    Personal Liability...........................................59
        Section 8.10.   Specific Performance.........................................59
        Section 8.11.   No Obligation to Comply with Certain Requirements............59
        Section 8.12.   Counterparts.................................................60
        Section 8.13.   Ambiguities..................................................60
        Section 8.14.   Waiver.......................................................60
        Section 8.15.   Execution....................................................60
        Section 8.16.   Schedules....................................................60

                                TABLE OF EXHIBITS

Exhibit A.............Form of Certificate of Merger



                                TABLE OF CONTENTS
                                       TO
                           COMPANY DISCLOSURE SCHEDULE


Section 1.3(a)........Exceptions Relating to Subsidiary Boards
Section 3.1(a)........Subsidiaries
Section 3.1(c)........Equity Investments
Section 3.2(a)........Company Securities
Section 3.2(b)........Certain Capitalization and Other Matters
Section 3.4...........Company SEC Reports
Section 3.6...........Consents and Approvals
Section 3.7...........Defaults
Section 3.8...........Undisclosed Liabilities; Absence of Changes
Section 3.9...........Litigation
Section 3.10..........Non-Compliance with Law
Section 3.11(a).......Employee Plans
Section 3.11(c).......Employee Benefits Affected by this Transaction
Section 3.11(d).......Employee Benefits to Former Employees
Section 3.11(e).......Employee Matters
Section 3.11(g).......Employee Benefit Matters
Section 3.11(h).......Stock Options
Section 3.11(j).......No Events Under Compensation and Benefit Plans
Section 3.11(k).......Foreign Plans
Section 3.11(l).......Amendments and Actions under ERISA and other Applicable
                      Law
Section 3.11(m).......Medicare Compliance
Section 3.11(r).......Retroactive Premiums or Payments
Schedule 3.12.........Employment Matters
Schedule 3.12(d)......Non-Continuing Employees
Section 3.14(b).......Delinquent or Inaccurate Tax Returns
Section 3.14(d).......Tax Claims
Section 3.14(e).......Excess Parachute Payments
Section 3.14(f).......Tax Sharing Agreements
Section 3.14(g).......Limitations on Use of NOLs
Section 3.14(h).......Section 481 Adjustments
Section 3.15(a).......Intellectual Property
Section 3.15(b)(iii)..Trademarks
Section 3.15(c)(ii)...Patent Proceedings
Section 3.15(d)(ii)...Unauthorized Disclosure Policies and Agreements
Section 3.15(e)(i)....Inbound License Agreements
Section 3.15(e)(ii)...Outbound License Agreements

Section 3.15(f).......Ownership of Intellectual Property
Section 3.15(h).......No Infringement by the Company
Section 3.15(i).......Pending and Threatened Infringement Claims
Section 3.15(j).......Infringement Matters
Section 3.15(k).......Change in Control Re:  Intellectual Property
Section 3.15(l).......Non-Company Intellectual Property Rights
Section 3.15(m).......Existing and Currently Manufactured Software
Section 3.15(o).......Year 2000 Compliance
Section 3.15(p).......Foundry Relationships
Section 3.16..........Insurance
Section 3.18..........Product Warranties
Section 3.19..........Suppliers and Customers
Section 3.22..........Brokers
Section 3.24..........Grants
Section 5.1...........Conduct of Business
Section 5.5(a)(ii)....Non-Required Consents
Section 5.4(a)........Access to Information
Section 6.3(e)........Third Party Consents

                             TABLE OF DEFINED TERMS

                                                      Cross Reference
Term                                                    in Agreement              Page
----                                                  ----------------            ----
Acquisition ..............................................Preamble, ................1
affiliate ................................................Section 8.8(a), .........59
Agreement ................................................Preamble, ................1
Applicable Law ...........................................Section 8.8(b), .........59
Assumed Option Plan ......................................Section 2.11(a), ........10
Assumed Option Plans .....................................Section 2.11(a), ........10
business day .............................................Section 8.8(c), .........60
Business System ..........................................Section 3.15(o), ........32
capital stock ............................................Section 8.8(d), .........60
Certificate of Merger ....................................Section 2.2, .............7
Certificates .............................................Section 2.10(b), .........9
Closing Date .............................................Section 2.3, .............7
Closing ..................................................Section 2.3, .............7
Code .....................................................Section 3.14(a), ........25
Code .....................................................Section 2.11(a), ........11
Commonly Controlled Entity ...............................Section 3.11(a), ........20
Company Acquisition ......................................Section 8.8(e), .........60
Company Board ............................................Section 1.1(b), ..........2
Company Common Stock .....................................Preamble, ................1
Company Disclosure Schedule ..............................Article 3, ..............12
Company Permits ..........................................Section 3.10, ...........19
Company Plans ............................................Section 8.8(f), .........60
Company ..................................................Preamble, ................1
Company SEC Reports ......................................Section 3.4(a), .........15
Company Securities .......................................Section 3.2(a), .........14
Company Software .........................................Section 3.15(l), ........31
Company Stock Option .....................................Section 3.2, ............13
Compensation and Benefit Plans ...........................Section 3.11(a), ........19
Confidentiality Agreement ................................Section 5.5(c), .........45
Continuing Directors .....................................Section 1.3(a), ..........6
Copyrights ...............................................Section 3.15(a), ........27
DGCL .....................................................Section 2.1, .............6
Dissenting Common Stock ..................................Section 2.9, .............8
Effective Time ...........................................Section 2.2, .............7
Environmental Laws .......................................Section 3.13(a), ........24
ERISA ....................................................Section 3.11(a), ........19
Exchange Act .............................................Section 1.1(a), ..........1
Exchange Agent ...........................................Section 2.10(a), .........9
Exchange Fund ............................................Section 2.10(a), .........9
Exchange Ratio ...........................................Section 2.11(a), ........11
Fairness Opinion .........................................Section 1.2(a), ..........4

Final Date ...............................................Section 7.1(b), .........52
Financial Advisor ........................................Section 1.2(a), ..........4
Foreign Plans ............................................Section 3.11(l), ........21
Governmental Entity ......................................Section 3.6, ............17
Grants ...................................................Section 3.24, ...........34
Hazardous Material .......................................Section 3.13(a), ........24
hereof, herein and herewith ..............................Section 8.8(g), .........60
HSR Act ..................................................Section 3.6, ............16
Inbound License Agreements ...............................Section 3.15(e), ........29
include or including .....................................Section 8.8(h), .........60
Indemnified Liabilities ..................................Section 5.7(a), .........46
Indemnified Persons ......................................Section 5.7(a), .........46
Insurance Policies .......................................Section 3.16, ...........33
Insured Parties ..........................................Section 5.7(c), .........47
Intellectual Property ....................................Section 3.15(a), ........27
knowledge or known .......................................Section 8.8(i), .........60
Lien .....................................................Section 3.2(b), .........14
Material Adverse Effect on Parent ........................Section 4.1(b), .........36
Material Adverse Effect on the Company ...................Section 3.1(b), .........12
Meeting ..................................................Section 5.3(c), .........43
Merger Consideration .....................................Section 2.8(a), ..........8
Merger ...................................................Section 2.1, .............7
Merger ...................................................Section 2.11(b), ........11
Minimum Condition ........................................Section 1.1(a), ..........2
Notice of Superior Proposal ..............................Section 5.2(b), .........42
OCS ......................................................Section 3.6, ............16
Offer Documents ..........................................Section 1.1(c), ..........3
Other Interests ..........................................Section 3.1(c), .........13
Outbound License Agreements ..............................Section 3.15(e), ........29
Parent Common Stock ......................................Section 2.11(a), ........10
Parent ...................................................Preamble, ................1
Patents ..................................................Section 3.15(a), ........27
Pension Plans ............................................Section 3.11(a), ........19
person ...................................................Section 8.8(j), .........61
Proxy Statement ..........................................Section 3.5, ............16
Schedule 14D-1 ...........................................Section 1.1(c), ..........3
Schedule 14D-9 ...........................................Section 1.2(b), ..........4
SEC ......................................................Section 3.4(a), .........15
SEC ......................................................Section 1.1(b), ..........2
Shares ...................................................Preamble, ................1
Software .................................................Section 3.15(l), ........31
Stock Option Agreement ...................................Section 8.8(k), .........61
subsidiary or subsidiaries ...............................Section 8.8(l), .........61
Superior Proposal ........................................Section 5.2(c), .........42
Supply Contracts .........................................Section 3.15(p), ........32
Surviving Corporation ....................................Section 2.1, .............7
Takeover Statute .........................................Section 3.23, ...........34

Tax or Taxes .............................................Section 3.14(a)(i), .....25
Tax Return ...............................................Section 3.14(a)(ii), ....26
Third Party Acquisition ..................................Section 5.2(c), .........42
Third Party ..............................................Section 5.2(c), .........42
Trade Secrets ............................................Section 3.15(a), ........27
Trademarks ...............................................Section 3.15(a), ........27
Year 2000 Capable ........................................Section 3.15(o), ........32

                          AGREEMENT AND PLAN OF MERGER



               THIS AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of October 13, 1999, is by and among DSP Communications, Inc., a Delaware corporation (the "Company"), Intel Corporation, a Delaware corporation ("Parent"), and CWC Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent ("Acquisition"). Initially capitalized and certain other terms not otherwise defined herein shall have the meanings ascribed to such terms in Section 8.8 of this Agreement.

               WHEREAS, the Boards of Directors of the Company, Parent and Acquisition have each (i) determined that the Merger (as defined in Section 2.1) is advisable and fair and in the best interests of their respective stockholders and (ii) approved the Merger upon the terms and subject to the conditions set forth in this Agreement; and

               WHEREAS, in furtherance thereof, it is proposed that Acquisition shall, within five (5) business days after the public announcement hereof, commence a tender offer (the "Offer") to acquire all of the outstanding shares (the "Shares") of common stock, par value $0.001 per share, of the Company (the "Company Common Stock"), at a price of Thirty-Six Dollars ($36.00) per Share, net to the seller in cash, less any required withholding taxes (such amount, or any greater amount per share paid pursuant to the Offer, being hereinafter referred to as the "Offer Price"), in accordance with the terms and subject to the conditions provided herein.

               NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the Company, Parent and Acquisition hereby agree as follows:


                                    ARTICLE 1

                                    THE OFFER

        Section 1.1   The Offer.

               (a) Provided that this Agreement shall not have been terminated and subject to the terms hereof, as promptly as practicable, but in no event later than five (5) business days after the public announcement of the execution hereof by the parties, Acquisition shall (and Parent shall cause Acquisition to) commence (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), the Offer for any and all of the Shares, at the Offer Price. The obligation of Acquisition to accept for payment and to pay for any Shares tendered (and the obligation of Parent to cause Acquisition to accept for payment and to pay for any Shares tendered) shall be subject only to (i) the condition that at least a majority of Shares on a fully-diluted basis (including for purposes of such calculation all Shares issuable upon exercise of all vested Company Stock Options (as defined in Section 3.2(a)) and unvested Company Stock Options that vest prior to the Final Date (as defined in Section 7.1), but excluding any Shares held by the Company or any of its subsidiaries) be validly tendered (the "Minimum Condition"), and (ii) the other conditions set forth in Annex A. Acquisition expressly reserves the right to increase the Offer Price or to make any other changes in the terms and conditions of the Offer; provided, however, that unless previously approved by the Company in writing, no change may be made that (i) decreases the Offer Price, (ii) changes the form of consideration to be paid in the Offer, (iii) reduces the maximum number of Shares to be purchased in the Offer, (iv) imposes conditions to the Offer in addition to those set forth in Annex A, (v) amends the conditions set forth in Annex A to broaden the scope of such conditions, (vi) amends any other term of the Offer in a manner adverse to the holders of the Shares, (vii) extends the Offer except as provided in Section 1.1(b), or (viii) amends or waives the Minimum Condition. It is agreed that the conditions set forth in Annex A are for the sole benefit of Parent and Acquisition and may be waived by Parent and Acquisition, in whole or in part at any time and from time to time, in their sole discretion, other than the Minimum Condition, as to which prior written Company approval is required. The failure by Parent and Acquisition at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time. The Company agrees that no Shares held by the Company or any of its subsidiaries will be tendered in the Offer.

               (b) Subject to the terms and conditions thereof, the Offer shall expire at midnight, New York City time, on the date that is twenty (20) business days after the date the Offer is commenced; provided, however, that without the consent of the Company's Board of Directors (the "Company Board"), Acquisition may (i) from time to time extend the Offer, if at the scheduled expiration date of the Offer any of the conditions to the Offer shall not have been satisfied or waived, until such time as such conditions are satisfied or waived; (ii) extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the "SEC") or the staff thereof applicable to the Offer; or (iii) extend the Offer for any reason on one or more occasions for an aggregate period of not more than ten (10) business days beyond the latest expiration date that would otherwise be permitted under clause (i) or (ii) of this sentence if on such expiration date there shall not have been tendered at least 90% of the outstanding Shares. Parent and Acquisition agree that, if any one or more of the conditions to the Offer set forth on Annex A are not satisfied and none of the events set forth in paragraphs (a) through (f) of Annex A that would permit Acquisition not to accept tendered Shares for payment has occurred and is continuing at the time of any scheduled expiration date of the Offer, then, provided, that such conditions are reasonably capable of being satisfied, Acquisition shall extend the Offer from time to time unless any such condition is no longer reasonably capable of being satisfied or any such event has occurred; provided, however, that in no event shall Acquisition be required to extend the Offer beyond January 31, 2000 (provided that if on January 31, 2000 the condition set forth in clause (ii) of the first paragraph of Annex A hereto regarding the HSR Act is not satisfied and none of the events set forth in paragraphs (a) through (f) of Annex A that would permit Acquisition not to accept Shares tendered for payment has occurred and is continuing, then such January 31, 2000 date shall be automatically extended to April 30, 2000) . Subject to the terms and conditions of the Offer and this Agreement, Acquisition shall (and Parent shall cause Acquisition to) accept for payment, and pay for, all Shares validly tendered and not withdrawn pursuant to the Offer that Acquisition becomes obligated to accept for payment and pay for pursuant to the Offer, as promptly as practicable after the expiration of the Offer.

               (c) As soon as practicable on the date the Offer is commenced, Parent and Acquisition shall file with the SEC a Tender Offer Statement on
Schedule 14D-1 (together with all amendments and supplements thereto, and including all exhibits thereto, the "Schedule 14D-1") with respect to the Offer. The Schedule 14D-1 shall contain as an exhibit or incorporate by reference the Offer to Purchase (or portions thereof) and forms of the related letter of transmittal and summary advertisement. Parent and Acquisition agree that they shall cause the Schedule 14D-1, the Offer to Purchase and all amendments or supplements thereto (which together constitute the "Offer Documents") to comply in all material respects with the Exchange Act and the rules and regulations thereunder and other Applicable Laws. Parent and Acquisition further agree that the Offer Documents, on the date first published, sent or given to the Company's stockholders, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by Parent or Acquisition with respect to information supplied by the Company or any of its stockholders in writing specifically for inclusion or incorporation by reference in the Offer Documents. The Company agrees that the information provided by the Company in writing specifically for inclusion or incorporation by reference in the Offer Documents shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of Parent, Acquisition and the Company agrees promptly to correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and Parent and Acquisition further agree to take all steps necessary to cause the Schedule 14D-1 as so corrected to be filed with the SEC and the other Offer Documents as so corrected to be disseminated to the Company's stockholders, in each case as and to the extent required by applicable federal securities laws. The Company and its counsel shall be given reasonable opportunity to review and comment on the Offer Documents prior to the filing thereof with the SEC. Parent and Acquisition agree to provide in writing to the Company and its counsel with any comments Parent, Acquisition or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after receipt of such comments.

               (d) Parent shall provide or cause to be provided to Acquisition all of the funds necessary to purchase any of the Shares that Acquisition becomes obligated to purchase pursuant to the Offer.

        Section 1.2 Company Actions.

               (a) The Company hereby approves of and consents to the Offer and represents that the Company Board, at a meeting duly called and held, has, subject to the terms and conditions set forth herein, (i) after evaluating the Merger, determined that this Agreement and the transactions contemplated hereby, including the Offer and the Merger, taken together, are at a price and on terms that are adequate and are otherwise in the best interests of the Company and its stockholders; (ii) approved this Agreement and the transactions contemplated hereby, including the Offer and the Merger, in all respects; and (iii) resolved to recommend that the stockholders of the Company accept the Offer, tender their Shares thereunder to Acquisition and approve and adopt this Agreement and the Merger. To the extent that such recommendation is not withdrawn in accordance with Section 5.2(b) hereof, the Company consents to the inclusion of such recommendation and approval in the Offer Documents. The Company also represents that the Company has received the opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, financial advisor to the Company Board (the "Financial Advisor"), that, as of October 13, 1999, the cash consideration to be received by the stockholders of the Company pursuant to the Offer and the Merger is fair to such stockholders from a financial point of view (the "Fairness Opinion"). The Company has been authorized by the Financial Advisor to permit, subject to the prior review and consent by the Financial Advisor and its counsel (such consent not to be unreasonably withheld), the inclusion of the Fairness Opinion (or a reference thereto) in the Offer Documents, the Schedule 14D-9 and the Proxy Statement.

               (b) The Company shall file with the SEC, concurrently with the filing of the Schedule 14D-1, a Solicitation/Recommendation Statement on
Schedule 14D-9 (together with all amendments and supplements thereto, and including all exhibits thereto, the "Schedule 14D-9") containing the recommendations described in Section 1.2(a) and shall cause the Schedule 14D-9 to be mailed to the stockholders of the Company, together with the Offer Documents, promptly after the commencement of the Offer. The Company agrees that it shall cause the Schedule 14D-9 to comply in all material respects with the Exchange Act and the rules and regulations thereunder and other Applicable Laws. The Company further agrees that the Schedule 14D-9, on the date first published, sent or given to the Company's stockholders, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by the Company with respect to information supplied by Parent or Acquisition in writing specifically for inclusion or incorporation by reference in the Schedule 14D-9. Parent and Acquisition agree that the information provided by them specifically in writing for inclusion or incorporation by reference in the Schedule 14D-9 shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the Company, Parent and Acquisition agrees promptly to correct any information provided by it for use in the Schedule 14D-9 or the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and the Company further agrees to take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and be disseminated to the Company's stockholders, in each case as and to the extent required by applicable federal securities laws. Parent and its counsel shall be given reasonable opportunity to review and comment on the
Schedule 14D-9 prior to the filing thereof with the SEC. The Company agrees to provide in writing to Parent and its counsel any comments the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of such comments.

               (c) In connection with the Offer, the Company shall, or shall cause its transfer agent, promptly following a request by Parent, to furnish Parent with such information, including updated lists of the stockholders of the Company, mailing labels and updated lists of security positions, and such assistance as Parent or its agents may reasonably request in communicating the Offer to the record and beneficial holders of Shares. Subject to the requirements of Applicable Law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Merger, Parent and Acquisition and their agents shall hold in confidence the information contained in any such labels, listings and files, will use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, will deliver, and will use their reasonable efforts to cause their agents to deliver, to the Company all copies and any extracts or summaries from such information then in their possession or control.

               (d) Solely in connection with the tender and purchase of Shares pursuant to the Offer and the consummation of the Merger, the Company hereby waives any and all rights of first refusal it may have with respect to Shares owned by, or issuable to, any person, other than rights to repurchase unvested shares, if any, that may be held by persons following exercise of employee stock options.

        Section 1.3 Boards of Directors and Committees; Section 14(f) of Exchange Act.

               (a) Promptly upon the purchase by Acquisition of Shares pursuant to the Offer and from time to time thereafter, if the Minimum Condition has been met, and subject to the second to last sentence of this Section 1.3(a), Parent shall be entitled to designate up to such number of directors, rounded up to the next whole number, on the Company Board as will give Parent representation on the Company Board equal to the product of the number of directors on the Company Board (giving effect to any increase in the number of directors pursuant to this Section 1.3) and the percentage that such number of Shares so purchased bears to the total number of outstanding Shares on a fully-diluted basis, and the Company shall use its best efforts to, upon request by Parent, promptly, at the Company's election, either increase the size of the Company Board or secure the resignation of such number of directors as is necessary to enable Parent's designees to be elected to the Company Board and to cause Parent's designees to be so elected. At such times, and subject to the second to last sentence of this
Section 1.3(a), the Company shall use its best efforts to cause the individuals designated by Parent to constitute the same percentage as is on the Company Board of (i) each committee of the Company Board (other than any committee of the Company Board established to take action under this Agreement), (ii) each Board of Directors of each subsidiary of the Company (subject to Applicable Law and except to the extent described in Section 1.3(a) of the Company Disclosure Schedule) and (iii) each committee of each such Board of Directors. Notwithstanding the foregoing, the Company shall use its best efforts to ensure that two of the members of the Company Board as of the date hereof (the "Continuing Directors") shall remain members of such Board until the Effective Time. If a Continuing Director resigns from the Company Board, Parent, Acquisition and the Company shall permit the remaining Continuing Director or Directors to appoint the resigning Director's successor who shall be deemed to be a Continuing Director.

               (b) The Company's obligation to appoint designees to the Company Board shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The Company shall promptly take all action required pursuant to such Section and Rule in order to fulfill its obligations under this
Section 1.3 and shall include in the Schedule 14D-9 such information with respect to the Company and its officers and directors as is required under such Section and Rule in order to fulfill its obligations under this Section 1.3. Parent shall supply to the Company in writing and be solely responsible for any information with respect to itself and its nominees, officers, directors and affiliates required by such Section and Rule.

               (c) Following the date of the election or appointment of Parent's designees to the Company Board pursuant to this Section 1.3 and prior to the Effective Time, if there shall be any Continuing Directors, any amendment of this Agreement, any termination of this Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Acquisition or any waiver of any of the Company's rights hereunder or any other determination with respect to any action to be taken or not to be taken by the Company relating to this Agreement, will require the concurrence of a majority of such Continuing Directors.


                                    ARTICLE 2

                                   THE MERGER

               Section 2.1. The Merger. At the Effective Time and upon the terms and subject to the conditions of this Agreement and in accordance with the provisions of the Delaware General Corporation Law, as amended (the "DGCL"), Acquisition shall be merged with and into the Company (the "Merger"). Following the Merger, the Company shall continue as the surviving corporation (the "Surviving Corporation") and the separate corporate existence of Acquisition shall cease. Parent, as the sole stockholder of Acquisition, hereby approves the Merger and this Agreement.

               Section 2.2. Effective Time. Subject to the terms and conditions set forth in this Agreement, on the Closing Date, a Certificate of Merger or Certificate of Ownership and Merger substantially in the form of Exhibit A (the "Certificate of Merger") shall be duly executed and acknowledged by Acquisition and the Company and thereafter delivered for filing to the Secretary of State of the State of Delaware as provided in the DGCL. The Merger shall become effective at such time as a properly executed copy of the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or such later time as Parent and the Company may agree upon and as may be set forth in the Certificate of Merger (the time the Merger becomes effective being referred to herein as the "Effective Time").

               Section 2.3. Closing of the Merger. The closing of the Merger (the "Closing") will take place at a time and on a date (the "Closing Date") to be specified by the parties, which shall be no later than the second business day after satisfaction (or waiver) of the latest to occur of the conditions set forth in Article 6, at the offices of Gibson, Dunn & Crutcher LLP, One Montgomery Street, San Francisco, California 94104, unless another time, date or place is agreed to in writing by the parties hereto.

               Section 2.4. Effects of the Merger. The Merger shall have the effects set forth in the DGCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the properties, rights, privileges and powers of the Company and Acquisition shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Acquisition shall become the debts, liabilities and duties of the Surviving Corporation.

               Section 2.5. Certificate of Incorporation and Bylaws. The Certificate of Incorporation of Acquisition in effect at the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation until amended in accordance with Applicable Law. The bylaws of Acquisition in effect at the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with Applicable Law.

               Section 2.6. Directors. The directors of Acquisition at the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and bylaws of the Surviving Corporation until such director's successor is duly elected or appointed and qualified or until such director's earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

               Section 2.7. Officers. The officers of Acquisition at the Effective Time shall be the initial officers of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and bylaws of the Surviving Corporation until such officer's successor is duly elected or appointed and qualified or until such officer's earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

               Section 2.8.  Conversion of Shares.

               (a) At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares held in the Company's treasury or by any of the Company's subsidiaries and (ii) Shares held by Parent, Acquisition or any other subsidiary of Parent) shall, by virtue of the Merger and without any action on the part of Acquisition, the

Company or the holder thereof, be converted into and shall become the right to receive an amount in cash equal to the Offer Price, without interest (the "Merger Consideration").

               (b) At the Effective Time, each outstanding share of the common stock of Acquisition shall be converted into one share of common stock of the Surviving Corporation.

               (c) At the Effective Time, each Share held in the treasury of the Company and each Share held by Parent, Acquisition or any subsidiary of Parent, Acquisition or the Company immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of Acquisition, the Company or the holder thereof, be canceled, retired and cease to exist, and no Merger Consideration shall be delivered with respect thereto.

               Section 2.9. Dissenters' Rights. Notwithstanding any provision of this Agreement to the contrary, if and to the extent required by the DGCL, shares of Company Common Stock which are issued and outstanding immediately prior to the Effective Time and which are held by holders of such shares of Company Common Stock who have properly exercised appraisal rights with respect thereto (the "Dissenting Common Stock") in accordance with Section 262 of the DGCL, shall not be exchangeable for the right to receive the Merger Consideration, and holders of such shares of Dissenting Common Stock shall be entitled to receive payment of the appraised value of such shares of Dissenting Common Stock in accordance with the provisions of Section 262 of the DGCL unless and until such holders fail to perfect or effectively withdraw or otherwise lose their rights to appraisal and payment under the DGCL. If, after the Effective Time, any such holder fails to perfect or effectively withdraws or loses such right, such shares of Dissenting Common Stock shall thereupon be treated as if they had been converted into and to have become exchangeable for, at the Effective Time, the right to receive the Merger Consideration, without any interest thereon. Notwithstanding anything to the contrary contained in this
Section 2.12, if (i) the Merger is rescinded or abandoned or (ii) the stockholders of the Company revoke the authority to effect the Merger, then the right of any stockholder to be paid the fair value of such stockholder's Dissenting Common Stock pursuant to Section 262 of the DGCL shall cease. The Company shall give Parent prompt notice of any demands received by the Company for appraisals of shares of Dissenting Common Stock. The Company shall not, except as required by applicable law or with the prior written consent of Parent, make any payment with respect to any demands for appraisals or offer to settle or settle any such demands.

               Section 2.10. Exchange of Certificates.

               (a) From time to time following the Effective Time, Parent shall deliver to its transfer agent, or a depository or trust institution of recognized standing selected by Parent and Acquisition and reasonably satisfactory to the Company (the "Exchange Agent"), for the benefit of the holders of Shares for exchange in accordance with this Article 2, an amount of cash equal to the aggregate Merger Consideration then payable pursuant to
Section 2.8 (such amount of cash is hereinafter referred to as the "Exchange Fund"), in exchange for outstanding Shares.

               (b) Promptly after the Effective Time, but in no event more than three business days thereafter, the Exchange Agent shall mail to each holder of record of a certificate or certificates that immediately prior to the Effective Time represented outstanding Shares (the "Certificates") and whose shares were converted into the right to receive Merger Consideration pursuant to Section 2.8: (i) a letter of transmittal (which shall specify that delivery shall be effected and risk of loss and title to the Certificates shall pass only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Parent and the Company may reasonably specify) and
(ii) instructions for use in effecting surrender of the Certificates in exchange for Merger Consideration; provided, however, that such letter of transmittal shall be substantially in the form and substance of a letter of transmittal and instructions approved by the Company at or before the Closing, such approval not to be unreasonably withheld. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor a check representing the Merger Consideration, and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, a check representing the proper amount of Merger Consideration may be issued to a transferee if the Certificate representing such Shares is presented to the Exchange Agent accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.10, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration.

               (c) In the event that any Certificate for Shares shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange therefor upon the making of an affidavit of that fact by the holder thereof the Merger Consideration; provided, however, that Parent or the Exchange Agent may, in its discretion, require the delivery of a reasonable and customary bond or indemnity.

               (d) If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article 2.

               (e) Any portion of the Exchange Fund that remains undistributed to the stockholders of the Company upon the expiration of one hundred eighty
(180) days after the Effective Time shall be delivered to Parent upon demand and any stockholders of the Company who have not theretofore complied with this
Article 2 shall thereafter look only to Parent as general creditors for payment of their claims for Merger Consideration.

               (f) Neither Parent nor Acquisition nor the Company shall be liable to any holder of Shares for any amount of cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Applicable Law.

               Section 2.11. Assumed Stock Options.

               (a) At the Effective Time, each option to purchase Shares granted to employees of the Company under the Company's 1995 Employee and Consultant Stock Plan, 1996 Stock Option Plan, 1994 Employee and Consultant Stock Option Plan, 1998 Non-Qualified Stock Option Plan, 1996 Nonstatutory Employee and Consultant Stock Option Plan and Option Exchange Program (collectively, the "Assumed Option Plans" and individually as an "Assumed Option Plan"), which are then outstanding and unexercised, shall cease to represent a right to acquire Shares and shall be converted automatically into options to purchase shares of common stock, par value $0.001 per share, of Parent ("Parent Common Stock"), and Parent shall assume each such option (hereinafter, an "Assumed Option") subject to the terms of the applicable Assumed Option Plan, in each case as heretofore amended or restated, as the case may be, and the agreement evidencing the grant thereunder of such Assumed Option; provided, however, that from and after the Effective Time, (i) the number of shares of Parent Common Stock purchasable upon exercise of such Assumed Option shall be equal to the number of Shares that were purchasable under such Assumed Option immediately prior to the Effective Time multiplied by the Exchange Ratio (as defined below), and rounded down to the nearest whole share, and (ii) the per Share exercise price under each such Assumed Option shall be adjusted by dividing the per Share exercise price of each such Assumed Option by the Exchange Ratio, and rounding up to the nearest cent. In the case of any Assumed Options which are "incentive stock options" (as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code")), the exercise price, the number of shares of Parent Common Stock purchasable pursuant to such options and the terms and conditions of exercise of such options shall be determined in order to comply with Section 424(a) of the Code. The duration and other terms of the Assumed Option shall be the same as the original option except that all references to the Company shall be deemed to be references to Parent. The terms of each Assumed Option shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, stock dividend, recapitalization or other similar transaction with respect to Parent Common Stock on or subsequent to the Effective Time. The "Exchange Ratio" shall be equal to the ratio obtained by dividing the Offer Price by the closing price of one share of Parent Common Stock on the Nasdaq National Market on the trading day immediately preceding the Effective Time.

               (b) Parent shall reserve for issuance a sufficient number of Parent Common Stock for delivery upon the exercise of Assumed Options. As soon as practicable following the Effective Time, Parent shall take all action necessary to register the Parent Common Stock subject to the Assumed Options under the Securities Act of 1933, as amended, and the rules and regulations of the Securities and Exchange Commission thereunder (the "Securities Act") pursuant to a registration statement on Form S-8 (or any successor form) to the extent such registration is required under the Securities Act, and to cause the effectiveness of such registration statement or registration statements (and the current status of the prospectus or prospectuses contained therein) to be maintained for so long as the Assumed Options remain outstanding.

               (c) Notwithstanding the foregoing provisions of Sections 2.11(a) and (b), Parent and Acquisition agree that if Acquisition accepts Shares for purchase in the Offer, Parent and Acquisition shall not terminate this Agreement, and shall not take any action that would allow the Company to terminate this Agreement, until Parent has offered the holders of the Assumed Options the opportunity, after not less than five (5) business days notice, to have such Assumed Options assumed by Parent as contemplated by Sections 2.11(a) and (b); provided that, with respect to any assumption of such Assumed Options under this Section 2.11(c), all references to the Effective Time in Sections 2.11(a) and (b) (but nowhere else in this Agreement) shall instead refer to the date of such assumption. The provisions of this Section 2.11(c) are intended to be for the benefit of, and will be enforceable by, each holder of Assumed Options and the heirs and representatives of such person.

               (d) The parties acknowledge that upon the execution of this Agreement, each option to purchase Shares under the Company's 1995 Director Stock Option Plan shall immediately become fully vested and exercisable and shall remain exercisable until the Closing Date and, following such Closing Date, such options shall expire and terminate and be of no further force or effect.

               (e) With respect to the Company's 1995 Employee Stock Purchase Plan (the "ESPP"), the Offering Period (as defined in the ESPP) which is in effect as of the date hereof (or, if the Closing Date shall occur during an Offering Period which shall have commenced following the Offering Period in effect as of the date hereof, such subsequent Offering Period) shall be shortened such that the New Exercise Date (as defined in the ESPP) shall be the Closing Date. The Company shall provide notice of such New Exercise Date to participants in the ESPP in accordance with the terms of the ESPP.


                                    ARTICLE 3

                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

               The Company hereby represents and warrants to each of Parent and Acquisition, subject to the exceptions set forth in the Disclosure Schedule (the "Company Disclosure Schedule") delivered by the Company to Parent in accordance with Section 5.9 (which exceptions shall specifically identify a Section or subsection, as applicable, to which such exception relates) that:

               Section 3.1. Organization and Qualification; Subsidiaries; Investments.

               (a) Section 3.1(a) of the Company Disclosure Schedule sets forth a true and complete list of all the Company's directly and indirectly owned subsidiaries, together with the jurisdiction of incorporation of each subsidiary and the percentage of each subsidiary's outstanding capital stock or other equity interests owned by the Company or another subsidiary of the Company. Each of the Company and its subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its businesses as now being conducted. The Company has heretofore made available to Parent accurate and complete copies of the certificate of incorporation and bylaws (or similar governing documents), as currently in full force and effect, of the Company and each of its subsidiaries. Section 3.1(a) of the Company Disclosure Schedule specifically identifies each subsidiary of the Company that contains any material assets or through which the Company conducts any material operations.

               (b) The Company and its subsidiaries are duly qualified or licensed and in good standing to do business in each jurisdiction in which the property owned, leased or operated by them or the nature of the business conducted by them makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing would not, individually or in the aggregate, have a Material Adverse Effect on the Company. When used in connection with the Company or its subsidiaries, the term "Material Adverse Effect on the Company" means any circumstance, change in, or effect on the Company and its subsidiaries, taken as a whole, that is, or is reasonably likely in the foreseeable future to be, materially adverse to the operations, financial condition, earnings or results of operations, or the business (financial or otherwise), of the Company and its subsidiaries, taken as a whole, provided that none of the following shall be deemed, either alone or in combination, to constitute a Material Adverse Effect on the Company: (i) a change in the market price or trading volume of the Company Common Stock, (ii) conditions affecting the wireless communications components industry as a whole, (iii) a failure by the Company to meet internal earnings or revenue projections or the earnings or revenue projections of equity analysts, provided that, except for the matters described in item 3.5 of Section
3.8 of the Company Disclosure Schedule, this Section 3.1(b)(iii) shall not exclude any underlying change, effect, event, occurrence, state of facts or developments that in and of itself, without reference to its impact on such projections, would constitute a Material Adverse Effect on the Company and that resulted in such failure to meet such projections; (iv) any disruption of customer or supplier relationships arising out of or resulting from actions contemplated by the parties in connection with, or which is attributable to, the execution and announcement of this Agreement or to the identity of Parent; or
(v) the termination of the ASIC Patent License Agreement dated as of October 3, 1995 by and between the Company and Qualcomm Incorporated, a Delaware corporation ("Qualcomm"), by Qualcomm.

               (c) Section 3.1(c) of the Company Disclosure Schedule sets forth a true and complete list of each equity investment in an amount of Five Hundred Thousand Dollars ($500,000) or more or that represents a five percent (5%) or greater ownership interest in the subject of such investment made by the Company or any of its subsidiaries in any person other than the Company's subsidiaries ("Other Interests"). The Other Interests are owned by the Company, by one or more of the Company's subsidiaries or by the Company and one or more of its subsidiaries, in each case free and clear of all Liens (as defined in Section 3.2).

               (d) The Shares constitute the only class of equity securities of the Company or its subsidiaries registered or required to be registered under the Exchange Act.

               Section 3.2. Capitalization of the Company and its Subsidiaries.

               (a) The authorized capital stock of the Company consists of 110,000,000 Shares, of which, as of the close of business on October 13, 1999, 41,028,672 Shares were issued and outstanding (of which 644,100 are held in treasury by the Company's European subsidiary) and 5,000,000 shares of preferred stock, par value $0.001 per share, no shares of which are outstanding. All of the outstanding Shares have been validly issued and are fully paid, nonassessable and free of preemptive rights. As of the close of business on October 13, 1999, approximately 9,742,570 Shares were reserved for issuance and, as of the close of business on October 13, 1999, 7,762,336 Shares were issuable upon or otherwise deliverable in connection with the exercise of outstanding Company Stock Options. For purposes hereof, "Company Stock Option" means any option, warrant or other right to purchase Shares. Between the close of business on October 1, 1999 and the date hereof, no shares of the Company's capital stock have been issued other than pursuant to Company Stock Options already in existence on such date and, between the close of business on October 1, 1999 and the date hereof, no stock options have been granted, except as set forth in
Section 3.2(a) of the Company Disclosure Schedule. Except as set forth above or in Section 3.2(a) of the Company Disclosure Schedule, as of the date hereof, there are outstanding (i) no shares of capital stock or other voting securities of the Company, (ii) no securities of the Company or any of its subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or other securities of the Company, (iii) no options, preemptive or other rights to acquire from the Company or any of its subsidiaries, and, except as described in the Company SEC Reports (as defined below), no obligations of the Company or any of its subsidiaries to issue, any capital stock, voting securities or securities convertible into or exchangeable or exercisable for capital stock or other securities of the Company and (iv) no equity equivalent interests in the ownership or earnings of the Company or its subsidiaries or other similar rights (collectively "Company Securities"). As of the date hereof, there are no outstanding rights or obligations of the Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any Company Securities. Except as set forth in Section 3.2(a) of the Company Disclosure Schedule, there are no stockholder agreements, voting trusts or other agreements or understandings to which the Company is a party or by which it is bound relating to the voting or registration of any shares of capital stock of the Company. The Company has not voluntarily accelerated the vesting of any Company Stock Options as a result of the Offer or the Merger or any other change in control of the Company.

               (b) Except as set forth in Section 3.2(b) of the Company Disclosure Schedule, all of the outstanding capital stock of the Company's subsidiaries is owned by the Company, directly or indirectly, free and clear of any Lien or any other limitation or restriction (including any restriction on the right to vote or sell the same except as a matter of Applicable Law). Except as set forth in Section 3.2(b) of the Company Disclosure Schedule, any directors qualifying shares issued by a foreign subsidiary of the Company to any director of such subsidiary are beneficially owned by the Company or another subsidiary of the Company. Except as set forth in Section 3.2(b) of the Company Disclosure Schedule, there are no securities of the Company or any of its subsidiaries convertible into or exchangeable or exercisable for, or other rights to acquire from the Company or any of its subsidiaries, any capital stock or other ownership interests in or any other securities of any subsidiary of the Company, and there exists no other contract, understanding, arrangement or obligation

(whether or not contingent) providing for the issuance or sale, directly or indirectly, of any such capital stock. Except as set forth in Section 3.2(b) of the Company Disclosure Schedule, there are no outstanding contractual obligations of the Company or its subsidiaries to repurchase, redeem or otherwise acquire any outstanding shares of capital stock or other ownership interests in any subsidiary of the Company. With respect to any exception to ownership set forth in Section 3.2(b) of the Company Disclosure Schedule, the schedule completely and correctly identifies the record and the beneficial owner of any such shares, whether such record or beneficial owner is an employee, agent or affiliate of the Company, and any agreement, arrangement or understanding, whether written or oral, with respect to such ownership. With respect to any exception to the contractual obligations of the Company set forth in Section 3.2(b) of the Company Disclosure Schedule, the schedule completely and correctly identifies the parties to such obligations and the nature of any relationship of such party or any third party beneficiary of such obligations to the Company and any agreement, arrangement or understanding, whether written or oral, with respect to such relationship. For purposes of this Agreement, "Lien" means, with respect to any asset (including any security), any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset; provided, however, that the term "Lien" shall not include (i) statutory liens for Taxes that are not yet due and payable or are being contested in good faith by appropriate proceedings and are disclosed in Section 3.14 of the Company Disclosure Schedule or that are otherwise not material, (ii) statutory or common law liens to secure obligations to landlords, lessors or renters under leases or rental agreements confined to the premises rented, (iii) deposits or pledges made in connection with, or to secure payment of, workers' compensation, unemployment insurance, old age pension or other social security programs mandated by Applicable Law, (iv) statutory or common law liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens, and (v) restrictions on transfer of securities imposed by applicable state and federal securities laws.

               Section 3.3. Authority Relative to this Agreement;
Recommendation.

               (a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and the Stock Option Agreement, to perform its obligations under this Agreement and the Stock Option Agreement, and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the Stock Option Agreement, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by the Company Board, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the Stock Option Agreement, or to consummate the transactions contemplated hereby or thereby, except the approval of this Agreement by the holders of a majority of the outstanding Shares. This Agreement and the Stock Option Agreement have been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Acquisition, constitute the valid, legal and binding agreements of the Company, enforceable against the Company in accordance with their terms, subject to any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors' rights generally or to general principles of equity.

               (b) Without limiting the generality of the foregoing, the Board of Directors of the Company has unanimously (i) approved this Agreement, the Stock Option Agreement, the Offer, the Merger and the other transactions contemplated hereby, (ii) resolved to recommend approval and adoption of this Agreement, the Merger and the other transactions contemplated hereby by the Company's stockholders, and (iii) has not withdrawn or modified such approval or resolution to recommend (except as otherwise permitted in this Agreement).

               Section 3.4. SEC Reports; Financial Statements.

               (a) The Company has filed all required forms, reports and documents (the "Company SEC Reports") with the SEC since January 1, 1998, each of which complied at the time of filing in all material respects with all applicable requirements of the Securities Act and the Exchange Act, except as set forth in Section 3.4 of the Company Disclosure Schedule. None of such Company SEC Reports, including any financial statements or schedules included or incorporated by reference therein, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein in light of the circumstances under which they were made not misleading, except to the extent superseded by a Company SEC Report filed subsequently and prior to the date hereof. The audited consolidated financial statements of the Company included in the Company SEC Reports fairly present, in conformity in all material respects with generally accepted accounting principles applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated balance sheets of the Company and its consolidated subsidiaries as of the dates thereof and their statements of operations, statements of stockholders' equity and statements of cash flows for the periods then ended. Notwithstanding the foregoing, the Company shall not be deemed to be in breach of any of the representations or warranties in this Section 3.4(a) as a result of any changes to the Company SEC Reports that the Company may make in response to comments received from the SEC on the Proxy Statement (as defined in Section 3.5).

               (b) The Company has heretofore made, and hereafter will make, available to Acquisition or Parent a complete and correct copy of any amendments or modifications to agreements, documents or other instruments that previously had been filed by the Company with the SEC pursuant to the Exchange Act.

               Section 3.5. Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the proxy statement relating to the meeting of the Company's stockholders to be held in connection with the Merger (the "Proxy Statement") will, at the date mailed to stockholders of the Company and at the time of the meeting of stockholders of the Company to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein in light of the circumstances under which they are made not misleading. The Proxy Statement insofar as it relates to the meeting of the Company's stockholders to vote on the Merger will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied or required to be supplied by Parent or Acquisition that is contained in or omitted from the Proxy Statement.

               Section 3.6. Consents and Approvals; No Violations. Except for filings, permits, authorizations, consents and approvals as may be required under applicable requirements of the Securities Act, the Exchange Act, state securities or blue sky laws, and the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), any filings under similar merger notification laws or regulations of foreign Governmental Entities (as defined below), including filings with the Office of the Chief Scientist of the Israeli Ministry of Trade & Industry (the "OCS") and the Investment Center of the Ministry of Finance of the State of Israel, and the filing and recordation of the Certificate of Merger as required by the DGCL, no material filing with or notice to and no material permit, authorization, consent or approval of any United States (federal, state or local) or foreign court or tribunal, or administrative, governmental or regulatory body, agency or authority (a "Governmental Entity"), including the OCS, is necessary for the execution and delivery by the Company of this Agreement or the Stock Option Agreement or the consummation by the Company of the transactions contemplated hereby or thereby. Neither the execution, delivery and performance of this Agreement or the Stock Option Agreement by the Company, nor the consummation by the Company of the transactions contemplated hereby or thereby, will (a) conflict with or result in any breach of any provision of the respective Certificate of Incorporation or bylaws (or similar governing documents) of the Company or any of its subsidiaries, (b) except as set forth in Section 3.6 of the Company Disclosure Schedule, result in a violation or breach of or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration or Lien) under any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, lease, license, contract (including any material Supply Contract), agreement or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which any of them or any of their respective properties and assets is bound or (c) except as set forth in Section 3.6 of the Company Disclosure Schedule, violate any material order, writ, injunction, decree, law, statute, rule or regulation applicable to the Company or any of its subsidiaries or any of their respective properties or assets.

               Section 3.7. No Default. Except as set forth in Section 3.7 of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries is in breach, default or violation (and no event has occurred that with notice or the lapse of time or both would constitute a breach, default or violation) of any term, condition or provision of (i) its Certificate of Incorporation or bylaws (or similar governing documents), (ii) any material note, bond, mortgage, indenture, lease, license, contract (including any material Supply Contract), agreement or other instrument or obligation to which the Company or any of its subsidiaries is now a party or by which it or any of its properties and assets is bound or (iii) any material order, writ, injunction, decree, law, statute, rule or regulation applicable to the Company or any of its subsidiaries or any of its properties or assets.

               Section 3.8. No Undisclosed Liabilities; Absence of Changes. Except as and to the extent publicly disclosed by the Company in the Company SEC Reports or as set forth in Section 3.8 of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries has any material liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by generally accepted accounting principles to be reflected on a consolidated balance sheet of the Company (including the notes thereto), other than liabilities or obligations incurred after June 30, 1999 in the ordinary course of business, consistent with past practice, no one or group of which, taken together, constitutes a Material Adverse Effect on the Company. Except as publicly disclosed by the Company in the Company SEC Reports or as set forth in
Section 3.8 of the Company Disclosure Schedule, since June 30, 1999, there have been no events, changes or effects with respect to the Company or its subsidiaries that, individually or in the aggregate, have had or reasonably would be expected to have, a Material Adverse Effect on the Company. Without limiting the generality of the foregoing, except as and to the extent publicly disclosed by the Company in the Company SEC Reports or as set forth in Section
3.8 of the Company Disclosure Schedule, since June 30, 1999, the Company and its subsidiaries have conducted their respective businesses in all material respects only in, and have not engaged in any material transaction other than according to, the ordinary and usual course of such businesses consistent with past practices, and there has not been any (i) damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by the Company or any of its subsidiaries, not covered by insurance; (ii) declaration, setting aside or payment of any dividend or other distribution in respect of the capital stock of the Company or any of its subsidiaries (other than wholly-owned subsidiaries) or any repurchase, redemption or other acquisition by the Company or any of its subsidiaries of any outstanding shares of capital stock or other securities of, or other ownership interests in, the Company or any of its subsidiaries; (iii) amendment of any material term of any outstanding security of the Company or any of its subsidiaries; (iv) incurrence, assumption or guarantee by the Company or any of its subsidiaries of any indebtedness for borrowed money other than in the ordinary course of business and in amounts and on terms consistent with past practices; (v) creation or assumption by the Company or any of its subsidiaries of any Lien on any material asset other than in the ordinary course of business consistent with past practices; (vi) loan, advance or capital contributions made by the Company or any of its subsidiaries to, or investment in, any person other than (1) loans or advances to employees in connection with business-related expenses incurred in the ordinary course of business consistent with past practices, (2) loans made to employees consistent with past practices that are not in the aggregate in excess of Two Hundred Thousand Dollars ($200,000), and (3) loans, advances or capital contributions to or investments in wholly-owned subsidiaries, and in each case made in the ordinary course of business consistent with past practices; (vii) transaction or commitment made, or any contract or agreement entered into, by the Company or any of its subsidiaries relating to its assets or business (including the acquisition (by sale, license or otherwise) or disposition (by sale, license or otherwise) of any assets) or any relinquishment by the Company or any of its subsidiaries of any contract, agreement or other right, in any such case, material to the Company and its subsidiaries, taken as a whole; (viii) any exclusive license, distribution, marketing, sales or other agreement entered into or any agreement to enter into any exclusive license, distribution, marketing, sales or other agreement; or (ix) change by the Company or any of its subsidiaries in any of its accounting principles, practices or methods. Since June 30, 1999, except as disclosed in the Company SEC Reports filed prior to the date hereof or in Section 3.8 of the Company Disclosure Schedule or increases in the ordinary course of business consistent with past practices, there has not been any increase in the compensation payable or that could become payable by the Company or any of its subsidiaries to (a) officers of the Company or any of its subsidiaries or (b) any employee of the Company or any of its subsidiaries whose annual cash compensation is One Hundred Thousand Dollars ($100,000) or more.

               Section 3.9. Litigation. Except as publicly disclosed by the Company in the Company SEC Reports or as set forth in Section 3.9 of the Company Disclosure Schedule, there is no suit, claim, action, arbitration, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries or any of their respective properties or assets before any Governmental Entity or brought by any person that is material or would reasonably be expected to prevent or delay the consummation of the transactions contemplated by this Agreement beyond the Final Date. Except as publicly disclosed by the Company in the Company SEC Reports, neither the Company nor any of its subsidiaries is subject to any outstanding order, writ, injunction or decree that would reasonably be expected to be material or would reasonably be expected to prevent or delay the consummation of the transactions contemplated hereby.

               Section 3.10. Compliance with Applicable Law. Except as publicly disclosed, to a reasonable degree of specificity, by the Company in the Company SEC Reports or in Section 3.10 of the Company Disclosure Schedule, the Company and its subsidiaries hold all material permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses (the "Company Permits"). Except as publicly disclosed, to a reasonable degree of specificity, by the Company in the Company SEC Reports, the Company and its subsidiaries are in material compliance with the terms of the Company Permits. Except as publicly disclosed, to a reasonable degree of specificity, by the Company in the Company SEC Reports, the businesses of the Company and its subsidiaries have been and are being conducted in material compliance with all material Applicable Laws, other than (x) labor, employment and employee benefit laws which are the subject of Section 3.11 and 3.12, (y) environmental laws which are the subject of Section 3.13 and (z) Taxes which are the subject of Section 3.14. Except as publicly disclosed by the Company in the Company SEC Reports, no investigation or review by any Governmental Entity with respect to the Company or any of its subsidiaries is pending or, to the knowledge of the Company, threatened, nor, to the knowledge of the Company, has any Governmental Entity indicated an intention to conduct the same.

               Section 3.11.  Employee Benefits.

               (a) For purposes of this Agreement, "Compensation and Benefit Plans" means, collectively, each written bonus, deferred compensation, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock, stock option, employment, termination, severance, compensation, medical, health, or other plan, agreement, policy or arrangement, that covers employees or directors of the Company or any of its subsidiaries, or pursuant to which former employees or directors of the Company or any of its subsidiaries are entitled to current or future benefits. To the knowledge of the Company, there are no oral Compensation and Benefit Plans to which the Company is a party. The Company has made available to Parent copies of all "employee pension benefit plans" (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) (sometimes referred to herein as "Pension Plans"), "employee welfare benefit plans" (as defined in Section 3(l) of ERISA) and all other Compensation and Benefit Plans maintained, or contributed to, by the Company or of its subsidiaries or any person that, together with the Company and its subsidiaries, is treated as a single employer under Section 414(b), (c),
(m) or (o) of the Code (the Company and each such other person, a "Commonly Controlled Entity") for the benefit of any current employees, officers or directors of the Company or any of its subsidiaries. The Company has also made available to Parent true, complete and correct copies of (i) the most recent annual report on Form 5500 filed with the Internal Revenue Service with respect to each Compensation and Benefit Plan (if any such report was required), (ii) the most recent summary plan description for each Compensation and Benefit Plan for which such summary plan description is required and (iii) each trust agreement and group annuity contract related to any Compensation and Benefit Plan. Each Compensation and Benefit Plan has been administered in all material respects in accordance with its terms. Neither the Company nor any Commonly Controlled Entity maintains or has ever maintained a "defined benefit plan" (as defined in Section 415 of the Code). Each of Company's subsidiaries and all the Compensation and Benefit Plans are all in compliance with applicable provisions of ERISA and the Code. Section 3.11(a) of the Company Disclosure Schedule sets forth a complete and correct list of all Compensation and Benefit Plans.

               (b) The Company and its subsidiaries have performed in all material respects their obligations under each Compensation and Benefit Plan; each Compensation and Benefit Plan and each trust or other funding medium, if any, established in connection therewith has at all times been established, maintained and operated in material compliance with its terms and the requirements prescribed by Applicable Law, including ERISA and the Code.

               (c) With respect to those Pension Plans that are intended to be qualified under Section 401(a) of the Code, except as set forth in Section 3.11(c) of the Company Disclosure Schedule, each such Pension Plan has been the subject of a determination letters from the Internal Revenue Service to the effect that such Pension Plans are qualified and exempt from Federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, and no such determination letter has been revoked nor has any event occurred since the date of its most recent determination letter or application therefor that would materially adversely affect its qualification or materially increase its costs.

               (d) At all times on and after the effective date of ERISA, neither Company nor any of its subsidiaries nor any entity which is under "common control" with the Company (within the meaning of Section 4001 of ERISA) has maintained, contributed to or otherwise had any obligation with respect to any "multiemployer plan" (as defined in Section 3(37) of ERISA).

               (e) Except as provided in Section 3.11(e) of the Company Disclosure Schedule, there are no suits, actions, disputes, claims (other than routine claims for benefits), arbitrations, administrative or other proceedings pending or, to the knowledge of Company, threatened, anticipated or expected to be asserted with respect to any Compensation and Benefits Plan or any related trust or other funding medium thereunder or with respect to Company or its subsidiaries, as the sponsor or fiduciary thereof or with respect to any other fiduciary thereof.

               (f) No Compensation and Benefit Plan maintained by Company or its subsidiaries or any related trust or other funding medium thereunder or any fiduciary thereof is, to the knowledge of Company, the subject of a material audit, investigation or examination by an governmental or quasi-governmental agency.

               (g) Except as provided in Section 3.11(g) of the Company Disclosure Schedule, (i) no "reportable event" (as such term is used in Section 4043 of ERISA) or "prohibited transaction" (as such term is used in Section 4975 of the Code and/or Section 406 of ERISA), has occurred with respect to any Compensation and Benefit Plan established or maintained by Company or its subsidiaries primarily for the benefit of participants employed within the United States; (ii) neither Company nor its subsidiaries has any commitment, intention or understanding to create, terminate or adopt any Compensation and Benefit Plan that would result in any additional liability to Parent, the Company or its subsidiaries; and (iii) since the beginning of the current fiscal year of any Compensation and Benefit Plan, no event had occurred and no condition or circumstance has existed that could result in a material increase in the benefits under or the expense of maintaining such Compensation and Benefit Plan maintained by Company, and its subsidiaries from the level of benefits or expense incurred for the most recently completed fiscal year of such Compensation and Benefit Plan.

               (h) Section 3.11(h) of the Company Disclosure Schedule lists all outstanding Company Stock Options as of the date hereof, identifying for each such option: (i) the holder of such option and such holder's relationship to the Company, (ii) the number of shares issuable, (iii) the number of vested shares,
(iv) the date of expiration and (v) the exercise price.

               (i) All contributions required to be made under the terms of any Compensation and Benefit Plan as of the date hereof have been timely made.

               (j) Except as provided by this Agreement or in Section 3.11(j) of the Company Disclosure Schedule, the execution of, and performance of the transactions contemplated by, this Agreement will not (either along with or upon the occurrence of any additional or subsequent events) constitute an event under any Compensation and Benefit Plan or agreement that will or may reasonably be expected to result in any payment (whether severance pay or otherwise), acceleration, vesting or increase in benefits with respect to any employee, former employee or director of the Company, or its subsidiaries, whether or not any such payment would be an "excess parachute payment" (within the meaning of Section 280G of the Code).

               (k) With respect to each Compensation and Benefit Plan required to be maintained or contributed to by the law or applicable custom or rule of the relevant jurisdiction outside of the United States (the "Foreign Plans"), are listed on Section 3.11(k) of the Company Disclosure Schedule. As regards each such Foreign Plan:

                      (i) Each of the Foreign Plans is in compliance in all material respects with the provisions of the laws of each jurisdiction in which each such Foreign Plan is maintained, to the extent those laws are applicable to the Foreign Plans;

                      (ii) All contributions to, and payments from, the Foreign Plans which may have been required to be made in accordance with the terms of any such Foreign Plan, and, when applicable, the law of the jurisdiction in which such Foreign Plan is maintained, have been timely made or shall be made by the Effective Date. All such contributions to the Foreign Plans, and all payments under the Foreign Plans, for any period ending before the Closing Date that are not yet, but will be, required to be made, are reflected as an accrued liability on the balance sheet included in the most recently filed Company SEC Report;

                      (iii) All material reports, returns and similar documents, if any, with respect to any Foreign Plan required to be filed with any governmental body or distributed to any Foreign Plan participant have been duly and timely filed or distributed or will be filed or distributed by the Closing Date, and all of the Foreign Plans have obtained from the governmental body having jurisdiction with respect to such plans any required determinations, if any, that such Foreign Plans are in compliance with the laws of the relevant jurisdiction if such determinations are required in order to give effect to the Foreign Plan;

                      (iv) Each of the Foreign Plans has been administered at all times, and in all material respects, in accordance with its terms. To the knowledge of Company, there are no pending investigations by any governmental body involving the Foreign Plans, and no pending claims (except for claims for benefits payable in the normal operation of the Foreign Plans), suits or proceedings against any Foreign Plan or asserting any rights or claims to benefits under any Foreign Plan; and

                      (v) The consummation of the transactions contemplated by this Agreement will not by itself create or otherwise result in any material liability with respect to any Foreign Plan other than the triggering of payment to participants.

               (l) Each Compensation and Benefit Plan complies in all material respects with all applicable requirements of (i) the Age Discrimination in Employment Act of 1967, as amended, and the regulations thereunder and (ii) Title VII of the Civil Rights Act of 1964, as amended, and the regulations thereunder and all other applicable laws. All amendments and actions required to bring each of the Compensation and Benefit Plans into conformity with all of the applicable provisions of ERISA and other applicable laws have been made or taken except to the extent that such amendments or actions are not required by law to be made or taken until a date after the Effective Time and are disclosed Section 3.11(l) of the Company Disclosure Schedule or will be provided to Parent within fourteen (14) days of the date hereof.

               (m) Except as disclosed in Section 3.11(m) of the Company Disclosure Schedule, each group medical plan sponsored by the Company or its subsidiaries materially complies with the Medicare Secondary Payor Provisions of
Section 1826 (b) of the Social Security Act, and the regulations promulgated thereunder.

               (n) The Surviving Corporation, the Company and its subsidiaries may terminate or amend any Compensation and Benefit Plan maintained by the Company or its subsidiaries or may cease contributions to any such Compensation and Benefit Plans without incurring any material liability other than a benefit liability accrued in accordance with the terms of such Compensation and Benefit Plan immediately prior to such amendment, termination or ceasing of contributions.

               (o) Neither the Company nor any of its subsidiaries maintained any Compensation and Benefit Plan which is a "group health plan" (as such term is defined in Section 5000(b)(1) of the Code) that has not been administered and operated in all respects in compliance with the applicable requirements of
Section 601 of ERISA and section 4980B(b) of the Code and the Company and its subsidiaries are not subject to any liability, including additional contributions, fines, penalties or loss of tax deduction as a result of such administration and operation.

               (p) Neither the Company nor any of its subsidiaries has incurred, nor does the Company reasonably expect either it or any subsidiary to incur, any liability for any tax imposed under Sections 4971 through 4980B of the Code or civil liability under Section 501(i) or (1) of ERISA;

               (q) Neither the Company nor any of its subsidiaries has incurred any liability for any tax, excise tax, penalty or fee with respect to any Compensation and Benefit Plan, including taxes arising under Section 4971 through 4980B of the Code and civil liability under Section 501(i) or (l) of ERISA, and no event has occurred and no circumstance has existed that could give rise to any such liability.

               (r) No insurance policy nor any other contract or agreement affecting any Compensation and Benefit Plan requires or permits a retroactive increase in premiums or payments due thereunder.

               Section 3.12 Labor and Employment Matters. Except as set forth on
Section 3.12 of the Company Disclosure Schedule:

               (a) No collective bargaining agreement exists that is binding on the Company or any of its subsidiaries, and the Company has not been officially apprised that any petition has been filed or proceeding instituted by an employee or group of employees of the

Company, or any of its subsidiaries, with the National Labor Relations Board seeking recognition of a bargaining representative.

               (b) (i) There is no labor strike, dispute, slow down or stoppage pending or threatened against the Company or any of its subsidiaries; and

                      (ii) Neither the Company nor any of its subsidiaries has received any demand letters, civil rights charges, suits or drafts of suits with respect to claims made by any of their respective employees.

               (c) All individuals who are performing consulting or other services for the Company or any of its subsidiaries are or were correctly classified by the Company as either "independent contractors" or "employees" as the case may be, and, at the Closing Date, will qualify for such classification.

               (d) The Company has previously delivered to Parent a list (it being agreed that the Company will update and correct such list and deliver it to Parent, if necessary to make such list accurate, within five (5) business days of the date hereof) of the name of each officer, employee and consultant of the Company or any of the Company's subsidiaries, together with such person's position or function, annual base salary or wages and any incentives or bonus arrangement with respect to such person. Except as set forth in Section 3.12(d) of the Company Disclosure Schedule, as of the date hereof, the Company has not received any information that would lead it to believe that any such person will or may cease to be engaged by the Company or such subsidiary for any reason, including because of the consummation of the transactions contemplated by this Agreement.

               (e) The Company and each of its subsidiaries is in compliance in all material respects with all applicable foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment and wages and hours, in each case, with respect to employees.

               (f) The Company and each of its subsidiaries has in all material respects withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees.

               (g) There are no pending or, to the Company's knowledge, threatened claims or actions against the Company or any of its subsidiaries under any worker's compensation policy or long-term disability policy.

               Section 3.13. Environmental Laws and Regulations.

               (a) The term "Environmental Laws" means any applicable federal, state, local or foreign law, statute, treaty, ordinance, rule, regulation, policy, permit, consent, approval, license, judgment, order, decree or injunction relating to: (i) Releases (as defined in 42 U.S.C. sec. 9601(22)) or threatened Releases of Hazardous Material (as hereinafter defined) into the environment, (ii) the generation, treatment, storage, disposal, use, handling,



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

manufacturing, transportation or shipment of Hazardous Material, (iii) the health or safety of employees in the workplace, (iv) protecting or restoring natural resources or (e) the environment. The term "Hazardous Material" means
(1) hazardous substances (as defined in 42 U.S.C. sec. 9601(14)), including "hazardous waste" as defined in 42 U.S.C. sec. 6903, (2) petroleum, including crude oil and any fractions thereof, (3) natural gas, synthetic gas and any mixtures thereof, (4) asbestos and/or asbestos containing materials, (5) PCBs or materials containing PCBs, (6) any material regulated as a medical waste, (7) lead containing paint, (8) radioactive materials and (9) "Hazardous Substance" or "Hazardous Material" as those terms are defined in any indemnification provision in any contract, lease, or agreement to which the Company or any of its subsidiaries is a party.

               (b) During the period of ownership or operation by the Company and its subsidiaries of any of their current or previously owned or leased properties, there have been no Releases of Hazardous Material by the Company or any of its subsidiaries in, on, under or affecting such properties or any surrounding site, and neither the Company nor any of its subsidiaries has disposed of any Hazardous Material in a manner that has led, or could reasonably be anticipated to lead to a Release, except in each case for those which, individually or in the aggregate, would not have a Material Adverse Effect on the Company. There have been no Releases of Hazardous Material by the Company or any of its subsidiaries in, on, under or affecting their current or previously owned or leased properties or any surrounding site at times outside of such periods of ownership, operation or lease, except in each case for those which, individually on in the aggregate, would not have a Material Adverse Effect on the Company. Since January 1, 1998, neither the Company nor any of its subsidiaries has received any written notice of, or entered into any order, settlement or decree relating to: (i) any violation of any Environmental Laws or the institution or pendency of any suit, action, claim, proceeding or investigation by any Governmental Entity or any third party in connection with any alleged violation of Environmental Laws or (ii) the response to or remediation of Hazardous Material at or arising from any of the Company's properties or any subsidiary's properties. There have been no violations of any Environmental Laws by the Company or any subsidiary which violations, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on the Company.

               (c) There are no past or present events, conditions, circumstances, activities, practices, incidents, actions, omissions or plans that constitute a violation by the Company or any of its subsidiaries of, or are reasonably likely to prevent or interfere with the Company's or any of its subsidiaries' future compliance with, any Environmental Laws, other than any of the foregoing that, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect on the Company.

               Section 3.14. Taxes.

               (a) Definitions. For purposes of this Agreement:

                      (i) the term "Code" means the Internal Revenue Code of 1986, as amended;

                      (ii) the term "Tax" (including "Taxes") means all taxes, charges, fees and other like assessments payable to any Governmental Entity, including, without limitation, federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, windfall profits, customs, duties or other taxes, whether disputed or not, together with any interest and any penalties, additions to tax or additional amounts with respect thereto; and

                      (iii) the term "Tax Return" means any return, declaration, report, statement, information statement and other document filed or required to be filed with any Governmental Entity with respect to Taxes.

               (b) Except as set forth in Section 3.14(b) of the Company Disclosure Schedule, the Company and its subsidiaries have duly and timely filed all Tax Returns required to be filed; and such Tax Returns are complete and accurate and correctly reflect the Tax liability required to be reported thereon. Such Tax Returns do not contain a disclosure statement under Section 6662 of the Code (or any predecessor provision or comparable provision of state, local or foreign law).

               (c) The Company and its subsidiaries have paid or adequately provided in the financial statements included in the SEC Reports for all Taxes (whether or not shown on any Tax Return) accrued through the date of such Company SEC Reports; all Taxes the Company and its subsidiaries accrued following the end of the most recent period covered by the Company SEC Report have been accrued in the ordinary course of business of the Company and each such subsidiary and have been paid when due in the ordinary course of business; and no material election has been made with respect to Taxes of the Company or its subsidiaries in any Tax Returns that have not been provided to Parent.

               (d) Except as set forth in Section 3.14(d) of the Company Disclosure Schedule, no material claim for assessment or collection of Taxes is presently being asserted against the Company or its subsidiaries and neither the Company nor any of its subsidiaries is a party to any pending action, proceeding, or investigation by any governmental taxing authority nor does the Company have knowledge of any such threatened action, proceeding or investigation.

               (e) Except as set forth in Section 3.14(e) of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries is a party to any agreement, contract, arrangement or plan that has resulted or would result, individually or in the aggregate, in connection with this Agreement or any change of control of the Company or any of its subsidiaries, in the payment of any "excess parachute payments" within the meaning of Section 280G of the Code.

               (f) Except as set forth in Section 3.14(f) of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries is a party to or bound by any obligation under any Tax sharing, Tax allocation, Tax indemnity or similar agreement or arrangement.

               (g) Except as set forth in Section 3.14(g) of the Company Disclosure Schedule, there is currently no limitation on the utilization of net operating losses, built-in losses, tax credits or other similar items of the Company or its subsidiaries under Section 382, 383, 384 or 1502 of the Code and the Treasury Regulations thereunder.

               (h) Except as set forth in Section 3.14(h) of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries has agreed to, or is required to make, any adjustment under Section 481 of the Code by reason of a change in accounting method.

               (i) Neither the Company nor any of its subsidiaries are "consenting corporations" within the meaning of Section 341(f)(1) of the Code.

               Section 3.15. Intellectual Property.

               (a) Section 3.15(a) of the Company Disclosure Schedule sets forth, for the Intellectual Property owned, in whole or in part, including jointly with others, by the Company or any of its subsidiaries, a complete and accurate list of all United States and foreign (i) patents and patent applications; (ii) Trademark registrations and applications and material unregistered Trademarks; and (iii) copyright registrations and applications, indicating for each, the applicable jurisdiction, registration number (or application number) and date issued (or date filed). For purposes of this Agreement, "Intellectual Property" means: trademarks and service marks (whether registered or unregistered), trade names and designs, together with all goodwill related to the foregoing (collectively, "Trademarks"); patents (including any continuations, continuations in part, renewals and applications for any of the foregoing) (collectively "Patents"); copyrights (including any registrations and applications therefor and whether registered or unregistered) (collectively, "Copyrights"); computer software; databases; works of authorship; mask works; trade secrets and, to the extent protectible as a matter of law, other confidential information, technology; know-how, proprietary processes, formulae, algorithms, models, user interfaces, customer lists, inventions, discoveries, concepts, ideas, techniques, methods, source codes, object codes, methodologies and, with respect to all of the foregoing, related confidential data or information (collectively, "Trade Secrets").

               (b)    Trademarks.

                      (i) All Trademark registrations are currently in compliance in all material respects with all legal requirements (including the timely post-registration filing of affidavits of use and incontestability and renewal applications) other than any requirement that, if not satisfied, would not result in a cancellation of any such registration or otherwise materially affect the priority and enforceability of the Trademark in question.

                      (ii) No registered Trademark has been within the last three (3) years or is now involved in any opposition or cancellation proceeding in the United States Patent and Trademark Office. To the Company's knowledge, no such action has been threatened in writing within the one (1)-year period prior to the date of this Agreement.

                      (iii) Except as set forth in Section 3.15(b)(iii) of the Company Disclosure Schedule, to the Company's knowledge, there has been no prior use of any material Trademark by any third party that confers upon said third party superior rights in any such Trademark.

                      (iv) Except as set forth in Section 3.15(b)(iv) of the Company Disclosure Schedule, the Company and its subsidiaries have adequately policed the Trademarks against third party infringement, and the Trademarks registered in the United States have been continuously used by the Company or one of its subsidiaries since the date set forth in, the form appearing in, and in connection with the goods and services listed in, their respective registration certificates or renewal certificates, as the case may be.

               (c)    Patents.

                      (i) All issued Patents are currently in compliance with legal requirements (including payment of filing, examination, and maintenance fees and proofs of working or use) other than any requirement that, if not satisfied, would not result in a revocation or otherwise materially affect the enforceability of the Patent in question.

                      (ii) Except as set forth in Section 3.15(c)(ii) of the Company Disclosure Schedule, no Patent has been or is now involved in any interference, reissue, reexamination or opposing proceeding in the United States Patent and Trademark Office. To the Company's knowledge, except as set forth in
Section 3.15(c)(ii) of the Company Disclosure Schedule, no such action has been threatened within the one (1)-year period prior to the date of this Agreement.

                      (iii) To the Company's knowledge, there is no patent or patent application of any person that invalidates any claim the Company or any of its subsidiaries has in any issued Patent.

               (d)    Trade Secrets.

                      (i) The Company and each of its subsidiaries have taken reasonable steps in accordance with normal industry practice to protect their respective rights in confidential information and Trade Secrets.

                      (ii) Without limiting the generality of Section 3.15(d)(i), except as set forth on Section 3.15(d)(ii) of the Company Disclosure Schedule and except as would not be materially adverse to the Company and its subsidiaries, taken as a whole, or its business, the Company and each of its subsidiaries enforces a policy of requiring each relevant employee, consultant and contractor to execute agreements that contain provisions designed to prevent unauthorized disclosure of the Company's confidential information and Trade Secrets. With respect to employees, such agreements are substantially in the Company's standard forms and also assign to the Company or such subsidiary, as the case may be, all rights to any Intellectual Property relating to the Company's or such subsidiary's business that is developed by the employee in the course of his or her activities for the Company or any of its subsidiaries or is developed during working hours using the resources of the Company or any such subsidiary. With respect to contractors and consultants, the agreements either assign all Intellectual Property Rights developed pursuant to the agreement or license such rights on agreed-upon terms. Except under confidentiality obligations, to the Company's knowledge, there has been no disclosure by the Company or any subsidiary of material confidential information or Trade Secrets.

               (e)    License Agreements.

                      Section 3.15(e)(i) of the Company Disclosure Schedule sets forth a complete and accurate list of all license agreements granting to the Company or any of its subsidiaries any material right to use or practice any rights under any Intellectual Property other than software commercially available on standard terms for a license fee of no more than One Hundred Thousand Dollars ($100,000) (collectively, the "Inbound License Agreements"), indicating for each the title and the parties. Section 3.15(e)(ii) of the Company Disclosure Schedule sets forth a complete and accurate list of all license agreements under which the Company or any of its subsidiaries licenses software or grants other rights in to use or practice any rights under any Intellectual Property, excluding licenses to customers that in the twelve-month period prior to the date hereof have purchased or licensed products for which the total payments to the Company and its subsidiaries did not exceed One Hundred Thousand Dollars ($100,000) and otherwise are not material to the Company (collectively, the "Outbound License Agreements"), indicating for each the title and the parties thereto. Except as set forth in Section 3.15(e) of the Company Disclosure Schedule, there is no material outstanding or, to the Company's knowledge, threatened dispute or disagreement with respect to any Inbound License Agreement or any Outbound License Agreement.

               (f) Ownership; Sufficiency of IP Assets. Except as set forth in
Section 3.15(f) of the Company Disclosure Schedule, the Company or one of its subsidiaries owns or possesses adequate licenses or other rights to use, free and clear of Liens, orders and arbitration awards, all of its Intellectual Property used in its business. The Intellectual Property identified in Section 3.15(a) of the Company Disclosure Schedule, together with the Company's and its subsidiaries' unregistered copyrights, mask works and Trade Secrets and the Company's and such subsidiaries' rights under the licenses granted to the Company or any of its subsidiaries under the Inbound License Agreements, constitute, except as set forth in Section 3.15(f) of the Company Disclosure Schedule, all the material Intellectual Property rights used in the operation of the Company's and its subsidiaries' businesses as they are currently conducted and are all the Intellectual Property rights necessary to operate such businesses after the Effective Time in substantially the same manner as such businesses have been operated by the Company and its subsidiaries prior thereto.

               (g) Protection of IP. The Company has taken reasonable steps to protect the Intellectual Property of the Company and its subsidiaries.

               (h) No Infringement by the Company. Except as set forth on
Section 3.15(h) of the Company Disclosure Schedule, to the Company's knowledge, the products used, manufactured, marketed, sold or licensed by the Company and its subsidiaries, and all Intellectual Property used in the conduct of the Company's and its subsidiaries' businesses as currently conducted, do not infringe upon, violate or constitute the unauthorized use of any valid and enforceable Intellectual Property rights owned or controlled by any third party.

               (i) No Pending or Threatened Infringement Claims. Except and to the extent publicly disclosed in the Company SEC Reports or in Section 3.15(i) of the Company Disclosure Schedule, no litigation is now or, within the three
(3) years prior to the date of this Agreement, was pending and, to the Company's knowledge, no notice or other claim in writing has been received by the Company within the one (1) year prior to the date of this Agreement, (i) alleging that the Company any of its subsidiaries has engaged in any activity or conduct that infringes upon, violates or constitutes the unauthorized use of the Intellectual Property rights of any third party or (ii) challenging the ownership, use, validity or enforceability of any Intellectual Property owned or exclusively licensed by or to the Company. Except as specifically disclosed in one or more subsections of this Section 3.15 of the Company Disclosure Schedules, no Intellectual Property (y) that is owned by the Company or any of its subsidiaries is subject to any outstanding order, judgment, decree, stipulation or agreement restricting the use, sale, transfer, assignment or licensing thereof by the Company or any such subsidiary, except as may be specifically provided in any such Outbound License Agreement, or (z) that is the subject of an Inbound License Agreement is, to the knowledge of the Company, subject to any outstanding judgment, decree, stipulation or agreement restricting the use, sale, transfer, assignment or licensing thereof by the Company or any of its subsidiaries, except as provided in the Inbound License Agreements.

               (j) No Infringement by Third Parties. Except as and to the extent publicly disclosed in the Company SEC Reports or as set forth in Section 3.15(j) of the Company Disclosure Schedule, to the knowledge of the Company, no third party is misappropriating, infringing, diluting or violating any Intellectual Property owned or exclusively licensed to the Company or any of its subsidiaries, and no such claims have been brought against any third party by the Company or any of its subsidiaries which are now pending or which have been pending in the last five (5) years.

               (k) Assignment; Change of Control. Except as set forth in Section 3.15(k) of the Company Disclosure Schedule, the execution, delivery and performance by the Company of this Agreement, and the consummation of the transactions contemplated hereby, will not result in the loss or impairment of, or give rise to any right of any third party to terminate or alter, any of the Company's or any of its subsidiaries' rights to own any of its Intellectual Property or their respective rights under any Inbound License Agreement or Outbound License Agreement, nor require the consent of any Governmental Authority or third party in respect of any such Intellectual Property.

               (l) Software. To the knowledge of the Company, the Software owned or purported to be owned by the Company or any of its subsidiaries (the "Company Software"), was either (i) developed by employees of the Company or any of its subsidiaries within the scope of their employment; (ii) developed by independent contractors who have assigned their rights to the Company or any of its subsidiaries pursuant to written agreements; or (iii) otherwise acquired by the Company or a subsidiary from a third party. To the knowledge of the Company, except as set forth in
Section 3.15(l) of the Company Disclosure Schedule, the Company Software does not contain any programming code, documentation, tools or other materials or development environments that embody Intellectual Property rights of any person other than the Company or any of its subsidiaries, except for such materials, tools, documentation or development environments obtained by the Company or any of its subsidiaries from other persons who (y) make such materials or development environments generally available on standard commercial terms or (z) who have licensed the Company or its subsidiaries the right to include such materials, tools, documentation and development environments in the Company Software. For purposes of this Section 3.15(l), "Software" means any and all (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (ii) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (iii) descriptions, schematics, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, and (iv) all documentation, including user manuals and training materials, relating to any of the foregoing.

               (m) Performance of Existing Software Products. To the knowledge of the Company, except as set forth in Section 3.15(m) of the Company Disclosure Schedule, the Company's and its subsidiaries' existing and currently manufactured and marketed Software products listed and described on Section 3.15(m) of the Company Disclosure Schedule perform in all material respects, free of significant bugs, viruses or programming errors, the functions described in any agreed specifications or end user documentation or other information provided to customers of the Company or any of its subsidiaries on which such customers relied when licensing or otherwise acquiring such products.

               (n) Documentation. Except as set forth in Section 3.15(n) of the Company Disclosure Schedule, the Company and its subsidiaries have taken reasonable actions customary in the software industry to document the Company Software and its operation, such that the Company Software, including the source code and documentation, have been written so that they may be reasonably understood, modified and maintained by reasonably competent programmers.

               (o)    Year 2000 Capability.

                      (i) Except as set forth in Section 3.15(o) of the Company Disclosure Schedule, all of the Company's and its subsidiaries' material products (including products currently under development) will record, store, process and calculate and present calendar dates falling on and after December 31, 1999, and will calculate any information dependent on or relating to such dates and with the same functionality, data integrity and performance as the products record, store, process, calculate and present calendar dates on or before December 31, 1999, or calculate any information dependent on or relating to such dates (collectively, "Year 2000 Capable"). Except as set forth in
Section 3.15(o) of the Company

Disclosure Schedule, (i) all of the Company's and its subsidiaries' material products will lose no significant functionality with respect to the introduction of records containing dates falling on or after December 31, 1999; and (ii) , to the knowledge of the Company, all of the Company's and its subsidiaries' internal computer systems comprised of software, hardware, databases or embedded control systems (microprocessor controlled, robotic or other device) related to the Company's and its subsidiaries' businesses (collectively, the "Business Systems"), that constitutes any material part of, or is material to the use, operation or enjoyment of, any material tangible or intangible asset or real property of the Company and its subsidiaries, including its accounting systems, are Year 2000 Capable. Except as set forth on Section 3.15(o) of the Company Disclosure Schedule, the current versions of the Company Software may be used prior to, during and after December 31, 1999, such that such Company Software will operate prior to, during and after such time period without error caused by date data that represents or references different centuries or more than one century.

                      (ii) Except as set forth on Section 3.15(o) of the Company Disclosure Schedule, the Company's material products and, to the Company's knowledge, the conduct of the Company's business with its material customers and suppliers will not be materially adversely affected by the failure of such products, or the failure of the products and Software of the Company's customers and suppliers, to be Year 2000 Capable. Except as set forth on Section 3.15(o) of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries is reasonably likely to incur material expenses arising from or relating to the failure of any of its products or, to the knowledge of the Company, its Business Systems (including all products sold on or prior to the date hereof) as a result of the failure of such products or services to be Year 2000 Capable.

               (p) Foundry Relationships. Section 3.15(p) of the Company Disclosure Schedule sets forth a complete and correct description of each and every (i) foundry relationship, wafer or digital signal processor manufacturing and fabricating agreement, understanding or commitment, and (ii) integrated circuit die or device purchase, supply or service agreement, understanding or commitment, used by or in connection with the Company's business, in whole or in part, whether written or oral (the "Supply Contracts"). The Company has delivered to Parent a correct and complete copy of each written Supply Contract and provided a written summary of each material oral Supply Contract. There are no fees, penalties, price uplifts, shortfall payments, bill backs or other amounts outstanding under such Supply Contracts. The quantities available for purchase under each written Supply Contract are as stated on the face of such Supply Contract and are summarized in Section 3.15(p) of the Company Disclosure Schedule. Each manufacturing or service site that requires qualification under the terms of a Supply Contract is qualified, and no unresolved differences with respect to product or process specifications remains outstanding. All manufacturing or service terms and conditions are as they appear to be on the face of the written Supply Contracts. The Company has not received any written or oral notice from the other party to any Supply Contract, or from any other supplier to the Company, to the effect that such party will not accept purchase orders from the Company on such terms, conditions and quantities consistent with past practices. Prices required to be paid for products or services under such Supply Contract are summarized on Section 3.15(p) of the Company



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

Disclosure Schedule. Except as set forth in Section 3.15(p) of the Company Disclosure Schedule, no condition exists that permit a termination or a material change of such Supply Contracts by the other party under such Supply Contract.
Section 3.15(p) of the Company Disclosure Schedule sets forth correct and complete information regarding wafer starts, applicable lead times and cancellation provisions for all products in production as of the date hereof.
Section 3.15(p) of the Company Disclosure Schedule sets forth correct and complete manufacturing information since January 1, 1998 regarding yields under the Supply Contracts.

               Section 3.16. Insurance. Except as set forth in Section 3.16 of the Company Disclosure Schedule, each of the Company and its subsidiaries maintains insurance policies (the "Insurance Policies") against all risks of a character and in such amounts as are customarily insured against by similarly situated companies in the same or similar businesses. Each Insurance Policy is in full force and effect and is valid, outstanding and enforceable, and all premiums due thereon have been paid in full or are being paid under an installment program. None of the Insurance Policies will terminate or lapse (or be affected in any other materially adverse manner) by reason of the transactions contemplated by this Agreement. Each of the Company and its subsidiaries has complied in all material respects with the provisions of each Insurance Policy under which it is the insured party. No insurer under any Insurance Policy has canceled or generally disclaimed liability under any such policy or, to the Company's knowledge, indicated any intent to do so or not to renew any such policy. All material claims under the Insurance Policies have been filed in a timely fashion.

               Section 3.17. Certain Business Practices. None of the Company, any of its subsidiaries or any directors, officers, agents or employees of the Company or any of its subsidiaries has (i) used any funds of the Company or any of its subsidiaries for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity, (ii) caused the Company or any of its subsidiaries to make any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or (iii) caused the Company or any of its subsidiaries to make any other unlawful payment.

               Section 3.18. Product Warranties. Section 3.18 of the Company Disclosure Schedule sets forth a list of all agreements which contain the written product warranties given by the Company or any of its subsidiaries and currently in effect with respect to its products. There have not been any material deviations from such warranties and guaranties, and neither the Company, any of its subsidiaries nor any of their respective salesmen, employees, distributors and agents is authorized to undertake obligations to any customer or to other third parties materially in excess of such warranties or guaranties. Neither the Company nor any of its subsidiaries has made any material oral warranty or guaranty with respect to its products not described on such schedule.

               Section 3.19. Suppliers and Customers. The documents and information supplied by the Company to Parent or any of its representatives in connection with this

Agreement with respect to relationships and volumes of business done with its significant suppliers and customers are accurate in all material respects.
Section 3.19 of the Company Disclosure Schedule sets forth the names of the twenty-five (25) largest customers (based on revenues) and the ten (10) largest suppliers (based on payables) of the Company and its subsidiaries during the last twelve (12) months ended September 30, 1999. During the last twelve (12) months, the Company has received no notices of termination or written threats of termination from any of the ten (10) largest suppliers or the twenty-five (25) largest customers of the Company and its subsidiaries.

               Section 3.20. Vote Required. The affirmative vote of the holders of a majority of the outstanding Shares is the only vote of the Company's capital stock necessary to approve the Merger and adopt this Agreement.

               Section 3.21. Opinion of Financial Advisor. The Fairness Opinion has not been withdrawn, revoked or modified. A true and complete copy of such opinion has been delivered to Parent.

               Section 3.22. Brokers. No broker, finder or investment banker (other than as set forth in Section 3.22 of the Company Disclosure Schedule), true and correct copies of whose engagement agreements have been provided to Parent) is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

               Section 3.23. Takeover Statutes. No "fair price," "moratorium," "control share acquisition" or other similar anti-takeover statute or regulation (each a "Takeover Statute") is applicable to the Company, the Shares, the Offer, the Merger or any of the other transactions contemplated by this Agreement. The Company represents that the restrictions on "business combinations" contained in
Section 203 of the DGCL are inapplicable to the transactions contemplated by this Agreement provided that such transactions are consummated in accordance with the terms hereof.

               Section 3.24. Grants, Incentives and Subsidies. Section 3.24 of the Company Disclosure Schedule provides a complete list of all outstanding grants, incentives and subsidies (collectively, "Grants") from the Government of the State of Israel or any agency thereof, or from any foreign governmental or administrative agency, to the Company, including grants from the OCS. Section
3.24 of the Company Disclosure Schedule includes the aggregate amounts of each Grant, and the aggregate outstanding obligations thereunder of the Company with respect to royalties, or the outstanding amounts to be paid by the OCS to the Company and the composition of such obligations or amount by the product or product family to which it relates. Except as disclosed in Section 3.24 of the Company Disclosure Schedule, the Company and each of its subsidiaries are in compliance with the terms and conditions of their respective Grants and have duly fulfilled all the undertakings relating thereto. Except as set forth in
Section 3.24 of the Company Disclosure Schedule, (i) no funds need to be paid,
(ii) no filings, permits, authorizations, consents or approvals are required, or
(iii) no adverse consequence will result from the transfer or continuation of the Grants as result of, or in connection with, the consummation of either the Offer or the Merger. Except as set forth in Section 3.24 of the Company Disclosure Schedule, there are no restrictions on the use, transfer or licensing of any Intellectual Property connected with or associated with any of the above rights, incentives or subsidies as a result of, or in connection with, the consummation of either the Offer or the Merger.

               Section 3.25. Representations Complete. To the knowledge of the Company, none of the representations or warranties made by the Company in this Agreement nor any statement made in any Schedule or certificate furnished by the Company pursuant to this Agreement, or furnished in or in connection with documents mailed or delivered to the stockholders of the Company in connection with soliciting their proxy or consent to this Agreement and the Merger, contains or will contain at the Effective Time, any untrue statement of a material fact, or omits or will omit at the Effective Time to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.


                                    ARTICLE 4

                        REPRESENTATIONS AND WARRANTIES OF
                             PARENT AND ACQUISITION

               Parent and Acquisition, jointly and severally, hereby represent and warrant to the Company as follows:

               Section 4.1. Organization.

               (a) Each of Parent and Acquisition is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Parent has heretofore made available to the Company accurate and complete copies of the Certificates of Incorporation and bylaws as currently in full force and effect, of Parent and Acquisition. Parent owns all of the issued and outstanding capital stock of Acquisition.

               (b) Each of Parent and Acquisition is duly qualified or licensed and in good standing to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing would not have a Material Adverse Effect on Parent. When used in connection with Parent or its subsidiaries (including Acquisition), the term "Material Adverse Effect on Parent" means any circumstance, change in or effect on (or circumstance, change in, or effect involving a prospective change on) Parent and its subsidiaries, taken as a whole, that materially and adversely affects the ability of Parent and/or Acquisition to consummate the Offer or the Merger.

               Section 4.2. Authority Relative to this Agreement. Each of Parent and Acquisition has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the boards of directors of Parent and Acquisition and by Parent as the sole stockholder of Acquisition, and no other corporate proceedings on the part of Parent or Acquisition are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of Parent and Acquisition and constitutes, assuming the due authorization, execution and delivery hereof by the Company, a valid, legal and binding agreement of each of Parent and Acquisition enforceable against each of Parent and Acquisition in accordance with its terms, subject to any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors' rights generally or to general principles of equity.

               Section 4.3. Information Supplied. None of the information supplied or to be supplied by Parent or Acquisition for inclusion or incorporation by reference in the Offer Documents or the Proxy Statement will at the date mailed to stockholders and at the times of the meeting or meetings of stockholders of the Company to be held in connection with the Merger contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein in light of the circumstances under which they are made not misleading. Notwithstanding the foregoing, neither Parent nor Acquisition makes any representation, warranty or covenant with respect to any information supplied or required to be supplied by the Company that is contained in or omitted from the Proxy Statement.

               Section 4.4. Consents and Approvals; No Violations. Except for filings, permits, authorizations, consents and approvals as may be required under and other applicable requirements of the Securities Act, the Exchange Act, state securities or blue sky laws, the HSR Act, and any filings under similar merger notification laws or regulations of foreign Governmental Entities, including filings with the OCS, and the filing and recordation of the Certificate of Merger as required under the DGCL, no material filing with or notice to, and no material permit, authorization, consent or approval of any Governmental Entity is necessary for the execution and delivery by Parent or Acquisition of this Agreement or the consummation by Parent or Acquisition of the transactions contemplated hereby. Neither the execution, delivery and performance of this Agreement by Parent or Acquisition nor the consummation by Parent or Acquisition of the transactions contemplated hereby will (a) conflict with or result in any breach of any provision of the respective Certificates of Incorporation or bylaws (or similar governing documents) of Parent or Acquisition, (b) result in a violation or breach of or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration or Lien) under any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Parent or Acquisition or any of Parent's other subsidiaries is a party or by which any of them or any of their respective properties and assets is bound or (c) violate any material order, writ, injunction, decree, law, statute, rule or regulation applicable to Parent or Acquisition or any of Parent's other subsidiaries or any of their respective properties or assets.

               Section 4.5. Litigation. There is no suit, claim, action, proceeding or investigation pending or, to the knowledge of Parent threatened, against Parent or any of its subsidiaries or any of their respective properties or assets before any Governmental Entity that could reasonably be expected to prevent or delay the consummation of the transactions contemplated by this Agreement beyond the Final Date. Neither Parent nor any of its subsidiaries is subject to any outstanding order, writ, injunction or decree that could reasonably be expected to prevent or delay the consummation of the transactions contemplated hereby.

               Section 4.6. Brokers or Finders. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Acquisition.

               Section 4.7. Financing. Parent and Acquisition have available (through cash on hand and existing credit arrangements or otherwise) all the funds necessary for the acquisition of all Shares and to perform their respective obligations under this Agreement, including the payment in full for all Shares validly tendered or outstanding as of the Effective Time and the payment of all fees and expenses related to the transactions that are contemplated hereby, required to be paid by them hereunder.

               Section 4.8. Ownership of the Company. As of the date hereof, neither Parent nor Acquisition, nor any subsidiary of Parent, is the beneficial owner of any shares of Company Common Stock.

               Section 4.9. Acquisition's Operations. Acquisition was formed solely for the purpose of engaging in the transactions contemplated hereby and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby.


                                    ARTICLE 5

                                    COVENANTS

               Section 5.1. Conduct of Business of the Company. Except as contemplated by this Agreement or as described in Section 5.1 of the Company Disclosure Schedule, during the period from the date hereof to the Effective Time, the Company will and will cause each of its subsidiaries to (a) conduct its operations in the ordinary course of business consistent with past practice and, to the extent consistent therewith, with no less diligence and effort than would be applied in the absence of this Agreement, and (b) use all commercially reasonable efforts to preserve intact its current business organizations, keep available the service of its current officers and employees and preserve its relationships with customers, suppliers, distributors, lessors, creditors, employees, contractors and others having business dealings with it with the intention that its goodwill and ongoing businesses shall be unimpaired at the Effective Time. Without limiting the generality of the foregoing, except as otherwise expressly provided in this Agreement or in Section 5.1 of the Company Disclosure Schedule or as required by Applicable Law, prior to the Effective Time, neither the Company nor any of its subsidiaries shall, without the prior written consent of Parent:

               (a) amend its Certificate of Incorporation or bylaws (or other similar governing instrument);

               (b) authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other debt or equity securities or equity equivalents (including any stock options or stock appreciation rights) except for the issuance and sale of Shares pursuant to Company Stock Options outstanding on the date hereof;

               (c) split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, make any other actual, constructive or deemed distribution in respect of its capital stock or otherwise make any payments to stockholders in their capacity as such, or redeem or otherwise acquire any of its securities or any securities of any of its subsidiaries, except as may be required under the terms of any Company Stock Option;

               (d) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries (other than the Merger);

               (e) alter through merger, liquidation, reorganization, restructuring or any other fashion the corporate structure of any subsidiary;

               (f) (i) incur or assume any long-term or short-term debt or issue any debt securities except, in each case, for borrowings under existing lines of credit in the ordinary course of business consistent with past practice, or modify or agree to any amendment of the terms of any of the foregoing; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person except for obligations of subsidiaries of the Company incurred in the ordinary course of business consistent with past practice, other than third-party guarantees and lease agreements not to exceed Five Hundred Thousand Dollars ($500,000) in the aggregate; (iii) make any loans, advances or capital contributions to or investments in any other person (other than in accordance with Section 5.1(m)(vii) and to subsidiaries of the Company or customary loans or advances to employees in each case in the ordinary course of business consistent with past practice); (iv) pledge or otherwise subject to any Lien shares of capital stock of the Company or any of its subsidiaries; or (v) mortgage or pledge any of its material assets, tangible or intangible, or create or suffer to exist any material Lien thereupon;

               (g) except as may be required by Applicable Law, enter into, adopt or amend or terminate any bonus, special remuneration, profit sharing, compensation, severance, termination, stock option, stock appreciation right, restricted stock, performance unit, stock equivalent, stock purchase agreement, pension, retirement, deferred compensation, employment, health, life, or disability insurance, dependent care, severance or other employee benefit plan, agreement, trust, fund or other arrangement for the benefit or welfare of any director, officer, employee or consultant in any manner or increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any plan and arrangement as in effect as of the date hereof (including the granting of stock appreciation rights or performance units), except in accordance with Section 5.13;

               (h) grant any severance or termination pay to any director, officer, employee or consultant, except payments made pursuant to written agreements outstanding on the date hereof or the current severance policies of the Company described on Section 3.11(a) of the Company Disclosure Schedule, or as required by applicable federal, state or local law or regulations;

               (i) exercise its discretion or otherwise voluntarily accelerate the vesting of any Company Stock Option as a result of the Merger, any other "change in control" of the Company (as defined in the Assumed Option Plans) or otherwise.

               (j) except as set forth in Section 5.1(j) of the Company Disclosure Schedule (i) sell, lease, license, transfer or otherwise dispose of any material assets in any single transaction or series of related transactions (including in any transaction or series of related transactions having a fair market value in excess of Three Hundred and Fifty Thousand Dollars ($350,000) in the aggregate), other than sales of its products and licenses of software in the ordinary course of business consistent with past practices, (ii) enter into any exclusive license, distribution, marketing, sales or other agreement or sell, transfer or otherwise dispose of any Intellectual Property, or (iii) other than with respect to internal use in the ordinary course of business consistent with past practices, license any source code to any third party;

               (k) except as may be required as a result of a change in law or in generally accepted accounting principles, change any of the accounting principles, practices or methods used by it;

               (l) revalue in any material respect any of its assets, including writing down the value of inventory or writing-off notes or accounts receivable, other than in the ordinary course of business consistent with past practice or as required by generally accepted accounting principles;

               (m) (i) except as set forth in Section 5.1(m)(i) of the Company Disclosure Schedule, acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other person or division thereof or any equity interest therein; (ii) enter into any contract or agreement that would be material to the Company and its subsidiaries, taken as a whole; (iii) amend, modify or waive any right under any material contract of the Company or any of its subsidiaries; (iv) modify its standard warranty terms for its products or amend or modify any product warranties in effect as of the date hereof in any material manner that is adverse to the Company or any of its subsidiaries; (v) authorize any new capital expenditure or expenditures that are not set forth in Section 5.1(m)(v) of the Company Disclosure Schedule and that in the aggregate are in excess of Fifty Thousand Dollars ($50,000) per month (vi) authorize any new or additional manufacturing capacity expenditure or expenditures for any manufacturing capacity contracts or arrangements; or (vii) acquire any other asset or related group of assets, or make any investment, in a single transaction or series of related transactions with a cost in excess of One Million Dollars ($1,000,000), provided that in no event shall the aggregate of all acquisitions and investments exceed Three Million Dollars ($3,000,000);

               (n) make any material tax election or settle or compromise any material income tax liability or permit any insurance policy naming it as a beneficiary or loss-payee to expire, or to be canceled or terminated, unless a comparable insurance policy reasonably acceptable to Parent is obtained and in effect;

               (o) fail to file any Tax Returns when due (or, alternatively, fail to file for available extensions) or fail to cause such Tax Returns when filed to be complete and accurate in all material respects;

               (p) fail to pay any Taxes or other material debts when due;

               (q) settle or compromise any pending or threatened suit, action or claim that (i) relates to the transactions contemplated hereby or (ii) the settlement or compromise of which would involves more than One Million Five Hundred Thousand Dollars ($1,500,000) or that would otherwise be material to the Company or that relates to any Intellectual Property matters;

               (r) take any action or fail to take any action that could reasonably be expected to (i) limit the utilization of any of the net operating losses, built-in losses, tax credits or other similar items of the Company or its subsidiaries under Section 382, 383, 384 or 1502 of the Code and the Treasury Regulations thereunder, or (ii) cause any transaction in which the Company or any of its subsidiaries was a party that was intended to be treated as a reorganization under Section 368(a) of the Code to fail to qualify as a reorganization under Section 368(a) of the Code; or

               (s) take or agree in writing or otherwise to take any of the actions described in Sections 5.1(a) through 5.1(r) (and it shall use all reasonable efforts not to take any action that would make any of the representations or warranties of the Company contained in this Agreement untrue or incorrect).

               Section 5.2. No Solicitation or Negotiation.

               (a) The Company, its subsidiaries and other affiliates (as reasonably determined by the Company) and their respective officers and other employees with managerial responsibilities, directors, representatives (including the Financial Advisor or any other investment banker and any attorneys and accountants) and agents shall immediately cease any discussions or negotiations with any other persons with respect to any Third Party Acquisition. The Company also agrees promptly to request each person that has heretofore executed a confidentiality agreement in connection with its consideration of acquiring (whether by merger, acquisition of stock or assets or otherwise) the Company or any of its subsidiaries, if any, to return all confidential information heretofore furnished to such person by or on behalf of the Company or any of its subsidiaries. Neither the Company nor any of its subsidiaries and other affiliates shall, nor shall the Company authorize or permit any of its or their respective officers, directors, employees, representatives or agents to, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with or provide any information to any person or group (other than Parent and Acquisition or any designees of Parent and Acquisition) concerning any Third Party Acquisition; provided, however, that nothing herein shall prevent the Company Board from taking and disclosing to the Company's stockholders a position contemplated by Rules 14d-9 and 14e-2 promulgated under the Exchange Act with regard to any tender or exchange offer. The Company shall promptly (and in any event within one business day after becoming aware thereof) (i) notify Parent in the event the Company or any of its subsidiaries and other affiliates or any of their respective officers, directors, employees and agents receives any proposal or inquiry concerning a Third Party Acquisition, including the terms and conditions thereof and the identity of the party submitting such proposal, and any request for confidential information in connection with a potential Third Party Acquisition, (ii) provide a copy of any written agreements, proposals or other materials the Company receives from any such person or group (or its representatives), and (iii) advise Parent from time to time of the status, at any time upon Parent's request, and promptly following any developments concerning the same.

               (b) Except as set forth in this Section 5.2(b), the Company Board shall not withdraw or modify its recommendation of the transactions contemplated hereby or approve or recommend, or cause or permit the Company to enter into any agreement or obligation with respect to, any Third Party Acquisition. Notwithstanding the foregoing, if the Company Board by a majority vote determines in its good faith judgment, after consultation with and based upon the advice of legal counsel, that it is required to do so in order to comply with its fiduciary duties, the Company Board may withdraw its recommendation of the transactions contemplated hereby or approve or recommend a Superior Proposal, but in each case only (i) after receiving a Superior Proposal and providing written notice thereof to Parent (a "Notice of Superior Proposal"), specifying the material terms and conditions of such Superior Proposal and identifying the person or group making such Superior Proposal and (ii) if Parent does not, within three (3) business days after Parent's receipt of the Notice of Superior Proposal, make an offer that the Company Board by a majority vote determines in its good faith judgment (based, as to the financial terms, on the written advice of the Financial Advisor or another financial advisor of nationally recognized reputation) to be at least as favorable to the Company's stockholders as such Superior Proposal; provided, however, that the Company shall not be entitled to enter into any agreement with respect to a Superior Proposal unless and until this Agreement is terminated pursuant to
Section 7.1 and the Company has paid all amounts due to Parent pursuant to
Section 7.3. Any disclosure that the Company Board may be compelled to make with respect to the receipt of a proposal for a Third Party Acquisition or otherwise in order to comply with its fiduciary duties or Rule 14d-9 or 14e-2 will not constitute a violation of this Agreement; provided, however, that such disclosure does not state that any action will be taken by the Company Board in violation of this Agreement.

               (c) For purposes of this Agreement, "Third Party Acquisition" means the occurrence of any of the following events: (i) the acquisition of the Company by merger or otherwise by any person (which includes a "person" as such term is defined in Section 13(d)(3) of the Exchange Act) other than Parent, Acquisition or any affiliate thereof (a "Third Party"); (ii) the acquisition by a Third Party of any material portion (which shall include fifteen percent (15%) or more) of the assets of the Company and its subsidiaries, taken as a whole, other than the sale of its products in the ordinary course of business consistent with past practices; (iii) the acquisition by a Third Party of fifteen percent (15%) or more of the outstanding Shares; (iv) the adoption by the Company of a plan of liquidation or the declaration or payment of an extraordinary dividend; (v) the repurchase by the Company or any of its subsidiaries of more than fifteen percent (15%) of the outstanding Shares; or
(vi) the acquisition (or any group of acquisitions) by the Company or any of its subsidiaries by merger, purchase of stock or assets, joint venture or otherwise of a direct or indirect ownership interest or investment in any business (or businesses) whose annual revenues, net income or assets is equal or greater than fifteen percent (15%) of the annual revenues, net income or assets of the Company, respectively. For purposes of this Agreement, a "Superior Proposal" means any bona fide proposal (1) to acquire, directly or indirectly, for consideration consisting solely of cash and/or securities, all of the Shares then outstanding, or all or substantially all the assets, of the Company, (2) that is fully-financed and contains terms that the Company Board by a majority vote determines in its good faith judgment (based, as to the financial terms, on the written advice of the Financial Advisor or another financial advisor of nationally recognized reputation) to be more favorable to the Company's stockholders than the Merger, (3) that the Company Board by a majority vote determines in its good faith judgment (following and based on consultation, as to the financial terms, with the Financial Advisor or another financial advisor of nationally recognized reputation and its legal and other advisors) to be reasonably capable of being completed (taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal), (4) that does not contain a "right of first refusal" or "right of first offer" with respect to any counter-proposal that Parent might make and (5) that does not contain any financing or "due diligence" condition.

               Section 5.3. Meeting of Stockholders.

               (a) The Company shall, following the acceptance for payment of Shares by Acquisition pursuant to the Offer, take all actions necessary in accordance with the DGCL its Certificate of Incorporation and bylaws to duly call, give notice of, convene and hold a meeting of its stockholders as promptly as practicable to consider and vote upon the adoption and approval of this Agreement and the transactions contemplated hereby (the "Meeting"). The stockholder vote required for the adoption and approval of the transactions contemplated by this Agreement shall be the vote required by the DGCL the Company's Certificate of Incorporation and bylaws. The Company will, through the Company Board, recommend to its stockholders approval of such matters subject to the provisions of Section 5.2(b). The Company shall, promptly after payment for the tendered shares by Acquisition pursuant to the Offer, prepare and file with the SEC the Proxy Statement for the solicitation of a vote of the holders of Shares approving the Merger, which, subject to the provisions of Section 5.2(b), shall include the recommendation of the Company Board that stockholders of the Company vote in favor of the approval and adoption of this Agreement and the written opinion of the Financial Advisor that the consideration to be received by the stockholders of the Company pursuant to the Offer and the Merger is fair to such stockholders from a financial point of view. The Company shall use all reasonable efforts to have the Proxy Statement cleared by the SEC as promptly as practicable after such filing, and promptly thereafter mail the Proxy Statement to the stockholders of the Company. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Proxy Statement, the Company will promptly inform Parent of such occurrence and cooperate in filing with the SEC or its staff or any other government officials, and/or mailing to stockholders of the Company, such amendment or supplement. Notwithstanding anything to the contrary contained in this Agreement, the Company may adjourn or postpone (i) the Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Proxy Statement is provided to the Company's stockholders in advance of a vote on the Merger and this Agreement or (ii) the time for which the Meeting is originally scheduled (as set forth in the Proxy Statement), if there are insufficient Shares represented, either in person or by proxy, to constitute a quorum necessary to conduct the business of the Meeting. Notwithstanding the foregoing, in the event that Parent, Acquisition or any other subsidiary of Parent, shall acquire at least 90 percent of the Shares pursuant to the Offer or otherwise, each of the parties hereto shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of stockholders in accordance with Section 253 of the DGCL.

               (b) Each of Parent and Acquisition agrees to (and Parent shall cause Acquisition to) vote in favor of the Merger all Shares purchased pursuant to the Offer and all other Shares owned by Parent or any other subsidiary of Parent.

               Section 5.4. Access to Information.

               (a) Between the date hereof and the Effective Time, upon reasonable notice and except as set forth on Section 5.4 of the Company Disclosure Schedule and subject in each instance to the requirements of Applicable Law, the Company will give Parent and its authorized representatives reasonable access to all employees, plants, offices, warehouses and other facilities and to all books and records and personnel files of current employees of the Company and its subsidiaries as Parent may reasonably require, and will cause its officers and those of its subsidiaries to furnish Parent with such financial and operating data and other information with respect to the business and properties of the Company and its subsidiaries as Parent may from time to time reasonably request. Between the date hereof and the Effective Time, Parent shall make available to the Company, as reasonably requested by the Company, a designated officer of Parent to answer questions and make available such information regarding Parent and its subsidiaries as is reasonably requested by the Company taking into account the nature of the transactions contemplated by this Agreement.

               (b) Between the date hereof and the Effective Time, the Company shall furnish to Parent (i) within two (2) business days following preparation thereof (and in any event within twenty (20) business days after the end of each calendar month, commencing with October 1999), an unaudited balance sheet as of the end of such month and the related statements of earnings, stockholders' equity and cash flows, without notes to such financial statements, (ii) within two (2) business days following preparation thereof (and in any event within twenty (20) business days after the end of each fiscal quarter) an unaudited balance sheet as of the end of such quarter and the related statements of earnings, stockholders' equity and cash flows for the quarter then ended, with condensed notes to such financial statements, and (iii) within two (2) business days following preparation thereof (and in any event within ninety (90) calendar days after the end of each fiscal year) an audited balance sheet as of the end of such year and the related statements of earnings, stockholders' equity (deficit) and cash flows, all of such financial statements referred to in clause
(i) to be prepared in conformity with the practices consistently applied by the Company with respect to such financial statements and all of such financial statements referred to in clauses (ii) and (iii) to be prepared in accordance with generally accepted accounting principles (except that the quarterly financial statements may not have all of the footnote disclosure required by such generally accepted accounting principles) in conformity with the practices consistently applied by the Company with respect to such financial statements. All the foregoing shall be in accordance with the books and records of the Company and shall fairly present its financial position (taking into account the differences between the monthly, quarterly and annual financial statements prepared by the Company in conformity with its past practices) as of the last day of the period then ended.

               (c) Each of the parties hereto will hold, and will cause its consultants and Advisors to hold, in confidence all documents and information furnished to it by or on behalf of another party to this Agreement in connection with the transactions contemplated by this Agreement pursuant to the terms of that certain Standard Non-Disclosure Agreement #4655141 entered into between the Company and Parent dated June 2, 1999 (the "Confidentiality Agreement").

               Section 5.5. Certain Filings; Reasonable Efforts.

               (a) Subject to the terms and conditions herein provided, including Section 5.2(b), each of the parties hereto agrees to use all reasonable efforts to take or cause to be taken all action and to do or cause to be done all things reasonably necessary, proper or advisable under Applicable Law to consummate and make effective the transactions contemplated by this Agreement, including using all reasonable efforts to do the following,



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

(i) cooperate in the preparation and filing of the Proxy Statement and any amendments thereto, any filings that may be required under the HSR Act and any filings under similar merger notification laws or regulations of foreign Governmental Entities, including OCS and the Investment Center of the Ministry of Finance of the State of Israel; (ii) obtain consents of all third parties and Governmental Entities necessary, proper, advisable or reasonably requested by Parent or the Company, for the consummation of the transactions contemplated by this Agreement; (iii) contest any legal proceeding relating to the Merger; and
(iv) execute any additional instruments necessary to consummate the transactions contemplated hereby. Subject to the terms and conditions of this Agreement, Parent and Acquisition agree to use all reasonable efforts to cause the Effective Time to occur as soon as practicable after the Company stockholder vote with respect to the Merger or the purchase by Acquisition of 90% or more of the outstanding Shares pursuant to the Offer. The Company agrees to use all reasonable efforts to encourage its employees to accept any offers of employment extended by Parent. If at any time after the Effective Time any further action is necessary to carry out the purposes of this Agreement the proper officers and directors of each party hereto shall take all such necessary action.

               (b) Subject to Section 8.11, Parent and the Company will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, letters, white papers, memoranda, briefs, arguments, opinions or proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the HSR Act or any other foreign, federal, or state antitrust, competition, or fair trade law. Subject to Section 8.11, in this regard but without limitation, each party hereto shall promptly inform the other of any material communication between such party and the Federal Trade Commission, the Antitrust Division of the United States Department of Justice, or any other federal, foreign or state antitrust or competition Governmental Entity regarding the transactions contemplated herein.

               Section 5.6. Public Announcements. Neither Parent, Acquisition nor the Company shall issue any press release or otherwise make any public statements with respect to the transactions contemplated by this Agreement, including the Merger, or any Third Party Acquisition, without the prior consent of Parent and Acquisition (in the case of the Company) or the Company (in the case of Parent or Acquisition), except (i) as may be required by Applicable Law, or by the rules and regulations of, or pursuant to any agreement with, the New York Stock Exchange, (ii) following a change, if any, of the Company Board's recommendation of the Merger (in accordance with Section 5.2(b)) or (iii) only in the case of a release or statement relating to a Third Party Acquisition, if the Company Board has been advised by outside legal counsel that a press release or other public statement is required by Applicable Law. The first public announcement of this Agreement, the Offer and the Merger shall be a joint press release agreed upon by Parent, Acquisition and the Company.

               Section 5.7. Indemnification and Directors' and Officers' Insurance.

               (a) From and after the acceptance of Shares for payment in the Offer, Parent shall cause the Surviving Corporation to indemnify, defend and hold harmless (and shall also cause the Surviving Corporation to advance expenses as incurred to the fullest extent permitted under Applicable Law to), to the extent not covered by insurance, each person who is now or has been prior to the date hereof or who becomes prior to the Effective Time an officer or director of the Company or any of the Company's subsidiaries (the "Indemnified Persons") against (i) all losses, claims, damages, costs, expenses (including counsel fees and expenses), settlement, payments or liabilities arising out of or in connection with any claim, demand, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was an officer or director of the Company or any of its subsidiaries, whether or not pertaining to any matter existing or occurring at or prior to the Effective Time and whether or not asserted or claimed prior to or at or after the Effective Time ("Indemnified Liabilities"); and (ii) all Indemnified Liabilities based in whole or in part on or arising in whole or in part out of or pertaining to this Agreement, the Stock Option Agreement or the transactions contemplated hereby or thereby, in each case to the fullest extent required or permitted under Applicable Law. Nothing contained herein shall make Parent, Acquisition, the Company or the Surviving Corporation, an insurer, a co-insurer or an excess insurer in respect of any insurance policies which may provide coverage for Indemnified Liabilities, nor shall this Section 5.7 relieve the obligations of any insurer in respect thereto. The parties hereto intend, to the extent not prohibited by Applicable Law, that the indemnification provided for in this
Section 5.7 shall apply without limitation to negligent acts or omissions by an Indemnified Person. Each Indemnified Person is intended to be a third party beneficiary of this Section 5.7 and may specifically enforce its terms. This
Section 5.7 shall not limit or otherwise adversely affect any rights any Indemnified Person may have under any agreement with the Company or under the Company's Certificate of Incorporation or bylaws as presently in effect or as provided by Delaware law.

               (b) From and after the Effective Time, Parent shall cause the Surviving Corporation to fulfill and honor in all respects the obligations of the Company pursuant to any indemnification agreements between the Company and its directors and officers as of or prior to the date hereof (or indemnification agreements in the Company's customary form for directors joining the Company Board prior to the Effective Time) and any indemnification provisions under the Company's certificate of incorporation or bylaws as in effect immediately prior to the Effective Time. The Surviving Corporation's aggregate obligation to indemnify and hold harmless all Indemnified Persons for all matters to which such Indemnified Persons may be entitled to be indemnified or held harmless under subsections (a) and (b) of this Section 5.7 shall in no event exceed the Company's stockholders' equity as of June 30, 1999.

               (c) For a period of six years after the Effective Time, Parent will maintain or cause the Surviving Corporation to maintain in effect, if available, directors' and officers' liability insurance covering those persons who, as of immediately prior to the Effective Time, are covered by the Company's directors' and officers' liability insurance policy (the "Insured Parties") on terms no less favorable to the Insured Parties than those of the Company's present directors' and officers' liability insurance policy; provided, however, that in no event shall Parent or the Company be required to expend on an annual basis in excess of 200% of the annual premium currently paid by the Company for such coverage (or such coverage as is available for 200% of such annual premium); provided further, that, in lieu of maintaining such existing insurance as provided above, Parent, at its election, may cause coverage to be provided under any policy maintained for the benefit of Parent or any of its subsidiaries, so long as the terms are not materially less advantageous to the intended beneficiaries thereof than such existing insurance.

               (d) Neither Parent nor any of its affiliates shall be obligated to guarantee the payment or performance of the Company's obligations under subsection (a) or (b) of this Section 5.7, so long as the Surviving Corporation honors such obligations to the extent of the Company's stockholders' equity at June 30, 1999. In no event, however, shall Parent or any such affiliate have any liability or obligation to any Indemnified Person arising from the Company's breach of, or inability to perform its obligations under, subsection (a) or (b) of this Section 5.7 in excess of the difference between the stockholders' equity of the Company at June 30, 1999 and the aggregate of all amounts paid by the Company in satisfaction of such obligation. The provisions of this Section 5.7 are intended to be for the benefit of, and will be enforceable by, each person entitled to indemnification hereunder and the heirs and representatives of such person. Parent will not permit the Company to merge or consolidate with any other Person unless the Company will ensure that the surviving or resulting entity assumes the obligations imposed by this Section 5.7.

               Section 5.8. Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which has caused or would be likely to cause any representation or warranty contained in this Agreement by such first party to be untrue or inaccurate in any material respect at or prior to the Effective Time and (ii) any material failure by such first party to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.8 shall not cure such breach or non-compliance or limit or otherwise affect the remedies available hereunder to the party receiving such notice.

               Section 5.9. Additions to and Modification of Company Disclosure Schedule. Concurrently with the execution and delivery of this Agreement, the Company has delivered a Company Disclosure Schedule that includes all of the information required by the relevant provisions of this Agreement. In addition, the Company shall deliver to Parent and Acquisition such additions to or modifications of any Sections of the Company Disclosure Schedule necessary to make the information set forth therein true, accurate and complete in all material respects as soon as practicable after such information is available to the Company after the date of execution and delivery of this Agreement; provided, however, that such disclosure shall not be deemed to constitute an exception to its representations and warranties under Article 3, nor limit the rights and remedies of Parent and Acquisition under this Agreement for any breach by the Company of such representation and warranties.

               Section 5.10. Employee Matters.

               (a) The Company agrees to provide Parent with, and to cause each of its subsidiaries to provide Parent with, reasonable access to its employees during normal working hours following the date of this Agreement, to among other things, deliver offers of continued employment and to provide information to such employees about Parent.

               (b) With respect to any welfare plans in which employees of the Company and its subsidiaries are eligible to participate after the Effective Time, Parent shall, and shall cause the Surviving Corporation to (i) waive all limitations as to preexisting conditions exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and (ii) provide each such employee with credit for any co-payments and deductibles paid prior to the Effective Time in satisfying any applicable deductible or out-of-pocket requirements under any such plan.

               Section 5.11. Intentionally omitted.

               Section 5.12 Takeover Statutes. If any Takeover Statute is or may become applicable to the Offer, the Merger or any of the other transactions contemplated by this Agreement or the Stock Option Agreement, the Company and the Company Board shall promptly grant such approvals and take such lawful actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement or the Stock Option Agreement, as the case may be, or by the Offer or the Merger, as the case may be, and otherwise take such lawful actions to eliminate or minimize the effects of such statute, and any regulations promulgated thereunder, on such transactions.

               Section 5.13 Company Stock Options.

               (a) The Company agrees that, from and after the date hereof, it will take any required action that (i) is necessary or appropriate for Parent to assume any of the Assumed Options or any of the Assumed Option Plans, (ii) prevents the acceleration of the vesting or exercisability of any Assumed Option or (iii) prevents the transactions contemplated by this Agreement from causing the acceleration of the vesting or exercisability of any Assumed Option, and the Company further agrees that it will refrain from taking any other action that is not consistent with the foregoing. In addition, and in furtherance of this covenant, the Company agrees that the Company Board will adopt a resolution under the Company's 1995 Employee and Consultant Stock Plan and 1996 Nonstatutory Employee and Consultant Stock Option Plan that will prevent the acceleration of the vesting of Assumed Options under such plans.

               (b) From and after the date hereof, the Company agrees that with respect to each grant of a Company Option in connection with an offer of employment for a new employee, such grant will not include or be subject to any change of control provisions and will not be in an amount in excess of such grants made to new employees of a similar grade, consistent with past practices, and in no event will any one new employee receive options to purchase in excess of 10,000 Shares unless approved by Parent and set forth in Section 5.13 of the Company Disclosure Schedule.

               (c) The Company agrees to cause the Company Board to adopt all resolutions reasonably necessary or appropriate to further the purposes of subsections (a) and (b) of this Section 5.13 and provide that all options outstanding under each Assumed Option Plan can be assumed by Parent.

               Section 5.14 Israeli Operations. It is Parent's intention that the business operations and facilities of the Company (including its research and development activities) that are currently located in Israel shall remain in Israel.

               Section 5.15 Real Property Transfer Taxes. Parent shall pay any applicable New York real property transfer taxes or other similar taxes imposed upon the Company or its stockholders in connection with the completion of the transactions contemplated by this Agreement.


                                    ARTICLE 6

                    CONDITIONS TO CONSUMMATION OF THE MERGER

               Section 6.1. Conditions to Each Party's Obligations to Effect the Merger. The respective obligations of each party hereto to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions:

               (a) this Agreement shall have been approved and adopted by the requisite vote of the stockholders of the Company, if required by Applicable Law and the certificate of incorporation, in order to consummate the Merger;

               (b) no statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or enforced by any United States federal or state court or United States federal or state Governmental Entity that prohibits, restrains, enjoins or restricts the consummation of the Merger;

               (c) any governmental or regulatory notices, approvals or other requirements necessary to consummate the transactions contemplated hereby and to operate the Business after the Effective Time in all material respects as it was operated prior thereto (other than under the HSR Act) shall have been given, obtained or complied with, as applicable; and

               (d) the Proxy Statement, if required to be prepared and disseminated to the Company's stockholders, shall have been cleared by the SEC and shall not be the subject of any stop order.

               Section 6.2. Conditions to the Obligations of the Company. The obligation of the Company to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions:

               (a) the representations and warranties of Parent and Acquisition contained in this Agreement shall be true and correct (except to the extent that the aggregate of all breaches thereof would not have a Material Adverse Effect on Parent) at and as of the Effective Time with the same effect as if made at and as of the Effective Time (except to the extent such representations specifically relate to an earlier date, in which case such representations shall be true and correct as of such earlier date, and in any event, subject to the foregoing Material Adverse Effect qualification) and, at the Closing, Parent and Acquisition shall have delivered to the Company a certificate to that effect, executed by two (2) executive officers of Parent and Acquisition; and

               (b) each of the covenants and obligations of Parent and Acquisition to be performed at or before the Effective Time pursuant to the terms of this Agreement shall have been duly performed in all material respects at or before the Effective Time and, at the Closing, Parent and Acquisition shall have delivered to the Company a certificate to that effect, executed by two (2) executive officers of Parent and Acquisition.

               Section 6.3. Conditions to the Obligations of Parent and Acquisition. The respective obligations of Parent and Acquisition to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions:

               (a) the representations and warranties of the Company contained in this Agreement shall be true and correct (except to the extent that the aggregate of all breaches thereof would not have a Material Adverse Effect on the Company) at and as of the Effective Time with the same effect as if made at and as of the Effective Time (except to the extent such representations specifically relate to an earlier date, in which case such representations shall be true and correct as of such earlier date, and in any event, subject to the foregoing Material Adverse Effect qualification) and, at the Closing, the Company shall have delivered to Parent and Acquisition a certificate to that effect, executed by two (2) executive officers of the Company;

               (b) each of the covenants and obligations of the Company to be performed at or before the Effective Time pursuant to the terms of this Agreement shall have been duly performed in all material respects at or before the Effective Time and, at the Closing, the Company shall have delivered to Parent and Acquisition a certificate to that effect, executed by two (2) executive officers of the Company;

               (c) since June 30, 1999, there shall have been no events, changes or effects, individually or in the aggregate, with respect to the Company or its subsidiaries that constitutes a Material Adverse Effect on the Company; or

               (d) in connection with the compliance by Parent or Acquisition with any Applicable Law (including the HSR Act) or obtaining the consent or approval of any Governmental Entity whose consent or approval may be required to consummate the transactions contemplated by this Agreement, Parent shall not be
(i) required, or be construed to be required, to sell or divest any assets or business or to restrict any business operations in order to obtain the consent or successful termination of any review of any such Governmental

Entity regarding the transactions contemplated hereby or (ii) prohibited from owning, and no material limitation shall be imposed on Parent's ownership of, any material portion of the Company's business or assets.


                                    ARTICLE 7

                         TERMINATION; AMENDMENT; WAIVER

               Section 7.1. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time whether before or after approval and adoption of this Agreement by the Company's stockholders:

               (a) by mutual written consent of Parent, Acquisition and the Company;

               (b) by Parent and Acquisition or the Company if (i) any court of competent jurisdiction in the United States or other United States federal or state Governmental Entity shall have issued a final order, decree or ruling, or taken any other final action, restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action is or shall have become nonappealable or (ii) the Merger has not been consummated by April 30, 2000 (provided that if the January 31, 2000 date set forth in the first paragraph of Annex A is automatically extended, pursuant to the terms of Annex A, to April 30, 2000, then the April 30, 2000 date set forth in this Section 7.1(b) shall be automatically extended to July 31, 2000) (as the case may be, the "Final Date"); provided, however, that no party may terminate this Agreement pursuant to this clause (ii) if such party's failure to fulfill any of its obligations under this Agreement shall have been a principal reason that the Effective Time shall not have occurred on or before said date;

               (c) by the Company if (i) there shall have been a breach of any representations or warranties on the part of Parent or Acquisition set forth in this Agreement or if any representations or warranties of Parent or Acquisition shall have become untrue such that, in either such instance, the conditions set forth in Section 6.2(a) would be incapable of being satisfied by the Final Date, provided that the Company has not breached any of its obligations hereunder in any material respect; (ii) there shall have been a breach by Parent or Acquisition of any of their respective covenants or agreements hereunder having a Material Adverse Effect on Parent or materially adversely affecting (or materially delaying) the ability of the Company to consummate the Merger, and Parent or Acquisition, as the case may be, has not cured such breach within five
(5) business days after notice by the Company thereof, provided that the Company has not breached any of its obligations hereunder in any material respect; or
(iii) the Company Board has received a Superior Proposal, has complied with the provisions of Section 5.3(b), and has made the payment called for by Section 7.3(a);

               (d) by Parent and Acquisition if (i) there shall have been a breach of any representations or warranties on the part of the Company set forth in this Agreement or if any representations or warranties of the Company shall have become untrue such that, in either such instance, the conditions set forth in Section 6.3(a) would be incapable of being satisfied by the Final Date, provided that neither Parent nor Acquisition has breached any of their respective obligations hereunder in any material respect; (ii) there shall have been a breach by the Company of one or more of its covenants or agreements hereunder having a Material Adverse Effect on the Company (or, in the case of Section 5.2, any material breach thereof) or materially adversely affecting (or materially delaying) the ability of Acquisition to consummate the Offer or of Parent, Acquisition or the Company to consummate the Merger, and the Company has not cured such breach within five (5) business days after notice by Parent or Acquisition thereof, provided that neither Parent nor Acquisition has breached any of their respective obligations hereunder in any material respect;
(iii) the Company Board shall have recommended to the Company's stockholders a Superior Proposal; (iv) the Company Board shall have withdrawn or adversely modified its approval or recommendation of this Agreement, the Offer or the Merger; or (v) at any time after the date on which Acquisition has accepted Shares for payment pursuant to the Offer, the Company Board (with the concurrence of, or because of the vote of, one or more of the Continuing Directors) shall have ceased using all reasonable efforts to call, give notice of, or convene or hold the Meeting as promptly as practicable or shall have adopted a resolution not to effect any of the foregoing;

               (e) by the Company, if Acquisition shall have failed to commence the Offer within five business days following the date of the initial public announcement of the Offer or if, by the applicable date set forth in the first paragraph of Annex A, Acquisition shall have terminated the Offer; provided, however, that the right to terminate this Agreement pursuant to this subsection
(e) shall not be available to the Company if it has breached in any material respect its obligations under this Agreement that in any manner shall have proximately contributed in any material respect to a failure referenced in this subsection (e); or

               (f) by Parent and Acquisition, if, due to an occurrence that if occurring after the commencement of the Offer would result in a failure to satisfy any of the conditions set forth in Annex A, Acquisition shall have failed to commence the Offer within five business days following the date of the initial public announcement of the Offer or if Acquisition shall have terminated the Offer in accordance with the provisions of Annex A; provided, however, that the right to terminate this Agreement pursuant to this subsection (f) shall not be available to Parent and Acquisition if either of them has breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed in any material respect to the failure to commence or termination of the Offer.

               Section 7.2. Effect of Termination. In the event of the termination and abandonment of this Agreement pursuant to Section 7.1, this Agreement shall forthwith become void and have no effect without any liability on the part of any party hereto or its affiliates, directors, officers or stockholders other than the provisions of this Section 7.2 and Sections 5.4(c) and 7.3. Nothing contained in this Section 7.2 shall relieve any party from liability for any intentional breach of any covenant in this Agreement prior to such termination. The representation and warranties made herein shall not survive beyond the Effective Time or a termination of this Agreement, and, except for payments that may be required under Section 7.3, no party shall have any liability for breach of any representation or warranty. Nothing set forth herein shall limit any rights any party may have arising out of the intentional fraudulent conduct of any other party hereto.

               Section 7.3. Fees and Expenses.

               (a) In the event that this Agreement shall be terminated pursuant to:

                      (i) Section 7.1(c)(iii) or 7.1(d)(iii) or (iv);

                      (ii) Section 7.1(d)(ii) (other than by reason of one or more breaches of the covenants set forth in Sections 5.8 and 5.9) and either (A) at the time of such termination, there is outstanding an offer by a Third Party to consummate, or a Third Party shall have publicly announced (and not withdrawn) a plan or proposal with respect to, a Company Acquisition (as defined in Section 8.8(e)), and that Company Acquisition occurs or (B) within six (6) months after the date on which this Agreement has been terminated the Company enters into an agreement with respect to a Company Acquisition or the Company publicly announces a plan or proposal with respect to a Company Acquisition and that Company Acquisition having a per share valuation at the time of announcement that is more favorable to the Company's stockholders than the Merger occurs; or

                      (iii) Section 7.1(f) due to the Minimum Condition not being satisfied and either (A) at the time of such termination, there is outstanding an offer by a Third Party to consummate, or a Third Party shall have publicly announced (and not withdrawn) a plan or proposal with respect to, a Company Acquisition, and that Company Acquisition occurs or (B) within six (6) months after the date on which this Agreement has been terminated the Company enters into an agreement with respect to a Company Acquisition or the Company publicly announces a plan or proposal with respect to a Company Acquisition and that Company Acquisition having a per share valuation at the time of announcement that is more favorable to the Company's stockholders than the Merger occurs;

Parent and Acquisition would suffer direct and substantial damages, which damages cannot be determined with reasonable certainty. To compensate Parent and Acquisition for such damages, the Company shall pay to Parent the amount of Forty-Five Million Dollars ($45,000,000) immediately upon the occurrence of the event described in this Section 7.3(a) giving rise to such damages. The Company hereby waives any right to set-off or counterclaim against such amount.

               (b) Upon termination of this Agreement pursuant to (A) Section 7.1(f) in circumstances where the termination fee set forth in Section 7.3(a)(iii) is payable or (B) Section 7.1(c)(iii) or Section 7.1(d)(i) as a result of a breach of a representation or warranty as of the date hereof or
Section 7.1(d)(ii), (iii) or (iv), in addition to any other remedies that Parent, Acquisition or their affiliates may have as a result of such termination (including pursuant to Section 7.3(a) or otherwise), the Company shall pay to Parent up to the amount of Five Million Dollars ($5,000,000) as reimbursement for the out-of-pocket costs, fees and expenses incurred by any of them or on their behalf in connection with this Agreement, the

Stock Option Agreement, the Offer, the Merger and the consummation of all transactions contemplated by this Agreement and the Stock Option Agreement (including fees payable to investment bankers, counsel to any of the foregoing and accountants); provided, however, that if Parent requests reimbursement for such costs, fees and expenses in excess of Two Million Five Hundred Thousand Dollars ($2,500,000), Parent shall accompany such request with invoices or other reasonable evidence of its or Acquisition's payment of such costs, fees and expenses. If such request for reimbursement of such costs, fees and expenses is in excess of Two Million Five Hundred Thousand Dollars ($2,500,000), the Company shall promptly pay to Parent Two Million Five Hundred Thousand Dollars ($2,500,000) after Parent has requested reimbursement pursuant to this subsection (b), and shall pay any balance promptly following receipt of such invoices or other evidence. Notwithstanding any of the foregoing, Parent shall not be entitled to receive more than Five Million Dollars ($5,000,000) pursuant to this subsection (b). Nothing contained in this Section 7.3(b) shall relieve any party of any liability for breach of this Agreement which would otherwise exist.

               (c) Upon termination of this Agreement pursuant to Section 7.1(c)(i) or (ii), in addition to any other remedies that the Company or its affiliates may have as a result of such termination, Parent shall pay to the Company the amount of Five Million Dollars ($5,000,000) as reimbursement for the out-of-pocket costs, fees and expenses incurred by any of them or on their behalf in connection with this Agreement, the Stock Option Agreement, the Offer, the Merger and the consummation of all transactions contemplated by this Agreement and the Stock Option Agreement (including fees payable to investment bankers, counsel to any of the foregoing and accountants); provided, however, that if the Company requests reimbursement for such costs, fees and expenses in excess of Two Million Five Hundred Thousand Dollars ($2,500,000), the Company shall accompany such request with invoices or other reasonable evidence of the payment thereof. If the Company makes such request for reimbursement of such costs, fees and expenses in excess of Two Million Five Hundred Thousand Dollars ($2,500,000), Parent shall promptly pay to the Company Two Million Five Hundred Thousand Dollars ($2,500,000) after the Company has requested reimbursement pursuant to this subsection (c), and shall pay any balance promptly following receipt of such invoices or other evidence. Notwithstanding any of the foregoing, the Company shall not be entitled to receive more than Five Million Dollars ($5,000,000) pursuant to this subsection (c). Nothing contained in this
Section 7.3(c) shall relieve any party of any liability for breach of this Agreement which would otherwise exist.

               (d) Except as specifically provided in this Section 7.3, each party shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby. The parties acknowledge that Parent shall pay the fees imposed in connection with its filing under the HSR Act.

               (e) The parties acknowledge that the agreements contained in this
Article 7 (including this Section 7.3) are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the parties would not enter into this Agreement. Accordingly, if any party fails promptly to pay the amounts required pursuant to Section 7.3 when due (including circumstances where, in order to obtain such payment a party commences a suit that results in a final nonappealable judgment against another party for such amounts), the defaulting party shall pay to the other party (i) their costs and expenses (including reasonable attorneys' fees) in connection with such suit and (ii) interest on the amount that was determined to be due and payable hereunder at the rate announced by Citibank, N.A. as its "reference rate" in effect on the date such payment was required to be made.

               Section 7.4. Amendment. This Agreement may be amended, modified and supplemented in any and all respects by action taken by the Company, Parent and Acquisition at any time before or after approval of the Merger by the stockholders of the Company but after any such approval no amendment shall be made that requires the approval of such stockholders under Applicable Law without such approval, at any time prior to the Effective Time with respect to any of the terms contained herein. This Agreement (including, subject to Section 5.9, the Company Disclosure Schedule) may be amended only by an instrument in writing signed on behalf of the parties hereto.

               Section 7.5. Extension; Waiver. At any time prior to the Effective Time, each party hereto may (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document, certificate or writing delivered pursuant hereto or
(iii) waive compliance by the other party with any of the agreements or conditions contained herein. Any agreement on the part of any party hereto to any such extension or waiver shall be valid only if set forth in an instrument, in writing, signed on behalf of such party. The failure of any party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights.


                                    ARTICLE 8

                                  MISCELLANEOUS

               Section 8.1. Nonsurvival of Representations and Warranties.

               (a) The representations and warranties made herein shall not survive beyond the Effective Time or a termination of this Agreement. This
Section 8.1 shall not limit any covenant or agreement of the parties hereto that by its terms requires performance after the Effective Time.

               (b) Except for the representations and warranties contained in
Article 3 of this Agreement, the Company makes no other express or implied representation or warranty to Parent or Acquisition. Parent and Acquisition acknowledge that, in entering into this Agreement, they have not relied on any representations or warranties of the Company other than the representations and warranties of the Company set forth in Article 3 of this Agreement.

               (c) Except for the representations and warranties contained in
Article 4 of this Agreement, Parent and Acquisition make no other express or implied representation or warranty to the Company. The Company acknowledges that, in entering into this Agreement, it has not relied on any representations or warranties of Parent and Acquisition other than the representations and warranties of Parent and Acquisition set forth in Article 4 of this Agreement.

               Section 8.2. Entire Agreement; Assignment. This Agreement (including the Company Disclosure Schedule and the Exhibits and Annex A, all of which are incorporated by reference into this Agreement), the Confidentiality Agreement and the Stock Option Agreement (a) constitute the entire agreement between the parties hereto with respect to the subject matter hereof and supersede all other prior and contemporaneous agreements and understandings both written and oral between the parties with respect to the subject matter hereof and (b) shall not be assigned by operation of law or otherwise; provided, however, that Acquisition may assign any or all of its rights and obligations under this Agreement to any wholly owned subsidiary of Parent, but no such assignment shall relieve Acquisition of its obligations hereunder if such assignee does not perform such obligations.

               Section 8.3. Validity. If any provision of this Agreement or the application thereof to any person or circumstance is held invalid or unenforceable, the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected thereby and to such end the provisions of this Agreement are agreed to be severable.

               Section 8.4. Notices. All notices and other communications pursuant to this Agreement shall be in writing and shall be deemed given if delivered personally, telecopied, sent by nationally-recognized overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the addresses set forth below or to such other address as the party to whom notice is to be given may have furnished to the other parties hereto in writing in accordance herewith. Any such notice or communication shall be deemed to have been delivered and received (i) in the case of personal delivery, on the date of such delivery, (ii) in the case of telecopier, on the date sent if confirmation of receipt is received and such notice is also promptly mailed by registered or certified mail (return receipt requested), (iii) in the case of a nationally-recognized overnight courier in circumstances under which such courier guarantees next business day delivery, on the next business day after the date when sent and (iv) in the case of mailing, on the third business day following that on which the piece of mail containing such communication is posted:

               if to Parent or Acquisition:  Intel Corporation
                                             2200 Mission College Boulevard
                                             Santa Clara, California  95052
                                             Telecopier:  (408) 765-1859
                                             Attention:  General Counsel
               with a copy to:              Gibson, Dunn & Crutcher LLP
                                            One Montgomery Street
                                            Telesis Tower
                                            San Francisco, California 94104
                                            Telecopier:  (415) 986-5309
                                            Attention:  Kenneth R. Lamb, Esq.

               if to the Company to:        DSP Communications, Inc.
                                            20300 Stevens Creek Boulevard
                                            Cupertino, California  95015
                                            Telecopier:  (408) 777-2744
                                            Attention:  General Counsel

               with a copy to:              Skadden, Arps, Slate, Meagher &
                                            Flom, LLP
                                            525 University Ave.
                                            Palo Alto, California  94301
                                            Telecopier:  (650) 470-4570
                                            Attention:  Kenton J. King, Esq.

or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

               Section 8.5. Governing Law and Venue; Waiver of Jury Trial.

               (a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OR CHOICE OF LAW PRINCIPLES THEREOF OR OF ANY OTHER JURISDICTION. The parties hereby irrevocably submit to the jurisdiction of the courts of the State of Delaware and the Federal courts of the United States of America located in the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a Delaware State or Federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8.4 or in such other manner as may be permitted by Applicable Law, shall be valid and sufficient service thereof.

               (b) The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any Federal court located in the State of Delaware or in Delaware state court, this being in addition to any other remedy to which they are entitled at law or in equity.

               (c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.5.

               Section 8.6. Descriptive Headings; Article and Section References. The table of contents and the descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement. All Article, Section, Subsection, Schedule, Exhibit and Annex references in this Agreement are to Articles, Sections, subsections, Schedules, Exhibits and Annexes, respectively, of or to this Agreement unless specified otherwise.

               Section 8.7. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its successors and permitted assigns and, except for Sections 2.11(c), 5.7 and 8.2, nothing in this Agreement is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement; provided, however, that the Financial Advisor is intended to be a third party beneficiary of the review and consent process contemplated by the last sentence of Section 1.2(c).

               Section 8.8. Certain Definitions. For the purposes of this Agreement the term:

               (a) "affiliate" means a person that, directly or indirectly, through one or more intermediaries controls, is controlled by or is under common control with the first-mentioned person.

               (b) "Applicable Law" means, with respect to any person, any domestic or foreign, federal, state or local statute, law, ordinance, rule, regulation, order, writ, injunction, judgment, decree or other requirement of any Governmental Entity existing as of the date hereof, the expiration date of the Offer, as of the Effective Time or as of any relevant date contemplated herein applicable to such Person or any of its respective properties, assets, officers, directors, employees, consultants or agents.

               (c) "business day" means any day other than a day on which the New York Stock Exchange is closed.

               (d) "capital stock" means common stock, preferred stock, partnership interests, limited liability company interests or other ownership interests entitling the holder thereof to vote with respect to matters involving the issuer thereof.

               (e) "Company Acquisition" means the occurrence of any of the following events: (i) the acquisition by a Third Party of fifty percent (50%) or more of the assets of the Company and its subsidiaries, taken as a whole; (ii) the acquisition by a Third Party of fifty percent (50%) or more of the outstanding Shares or any securities convertible into or exchangeable for Shares that would constitute fifty percent (50%) or more of the outstanding Shares upon such conversion or exchange, or any combination of the foregoing; (iii) the acquisition by the Company of the assets or stock of a Third Party if, as a result of which the outstanding Shares of the Company immediately prior thereto are increased by one hundred percent (100%) or more, or (iv) the merger, consolidation or business combination of the Company with or into a Third Party, where, following such merger, consolidation or business combination, the stockholders of the Company immediately prior to such transaction do not hold, immediately after such transaction, securities of the surviving entity constituting more than fifty percent (50%) of the total voting power of the surviving entity.

               (f) Intentionally omitted.

               (g) "hereof," "herein" and "herewith" and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibits and schedules of this Agreement unless otherwise specified.

               (h) "include" or "including" means "include, without limitation" or "including, without limitation," as the case may be, and the language following "include" or "including" shall not be deemed to set forth an exhaustive list.

               (i) "knowledge" or "known" means, with respect to any matter in question, the actual knowledge of such matter of any member of the Board of Directors or any officer of the Company or any of its subsidiaries or of the following employees of the Company: Eli Fogel, Gaby Helivitz, Avner Kol, Shulamit Chen, Duane Sharman and David Yaish, or any member of the Board of Directors or any officer of Parent or any of its subsidiaries, as the case may be, and each of such persons shall be deemed to have actual knowledge of all books and records in their possession or control and all books and records to which he or she has reasonable access.

               (j) "person" means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization or other legal entity including any Governmental Entity.

               (k) "Stock Option Agreement" means that certain Stock Option Agreement of even date herewith between the Company and Parent.

               (l) "subsidiary" or "subsidiaries" of the Company, Parent, the Surviving Corporation or any other person means any corporation, partnership, limited liability company, association, trust, unincorporated association or other legal entity of which the Company, Parent, the Surviving Corporation or any such other person, as the case may be (either alone or through or together with any other subsidiary), owns, directly or indirectly, 50% or more of the capital stock the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

               All terms defined in this Agreement shall have the defined meanings contained herein when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the gender and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements and instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and all attachments thereto and instruments incorporated therein.

               Section 8.9. Personal Liability. This Agreement shall not create or be deemed to create or permit any personal liability or obligation on the part of any direct or indirect stockholder of the Company or Parent or Acquisition or any officer, director, employee, agent, representative or investor of any party hereto.

               Section 8.10. Specific Performance. The parties hereby acknowledge and agree that the failure of any party to perform its agreements and covenants hereunder, including its failure to take all actions as are necessary on its part to the consummation of the Offer or the Merger, will cause irreparable injury to the other parties, for which damages, even if available, will not be an adequate remedy. Accordingly, each party hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of such party's obligations and to the granting by any court of the remedy of specific performance of its obligations hereunder; provided, however, that if a party hereto is entitled to receive any payment or reimbursement of expenses pursuant to Section 7.3(a), (b) or (c), it shall not be entitled to specific performance to compel the consummation of the Offer or the Merger.

               Section 8.11. No Obligation to Comply with Certain Requirements. Notwithstanding any provision of this Agreement or otherwise, in connection with the compliance by the parties hereto with any Applicable Law (including the HSR
Act) and obtaining the consent or approval of any Governmental Entity whose consent or approval may be required to consummate the transactions contemplated by this Agreement, Parent shall not be required, or be construed to be required, to proffer to, or agree to: (1) sell or hold separate, or agree to sell or hold separate, before or after the Effective Time, any assets, businesses or any interests in any assets or businesses, of Parent, the Company or any of their respective affiliates (or to consent to any sale, or agreement to sell, by Parent or the Company of any assets or businesses, or any interests in any assets or businesses), or any change in or restriction on the operation by Parent or the Company of any assets or businesses, and (2) enter into any agreement or be bound by any obligation that, in Parent's good faith judgment, would likely have an adverse effect on the benefits to Parent of the transactions contemplated by this Agreement.

               Section 8.12. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement.

               Section 8.13. Ambiguities. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

               Section 8.14. Waiver. Any waiver of compliance with any obligation, covenant, agreement, provision or condition of this Agreement or consent pursuant to this Agreement shall not be effective unless evidenced by an instrument in writing executed by the party to be charged. Any waiver of compliance with any such obligation, covenant, agreement, provision or condition of this Agreement shall not operate as a waiver of, or estoppel with respect to, any subsequent or other non-compliance.

               Section 8.15. Execution. This Agreement may be executed by facsimile signatures and such signature shall be deemed binding for all purposes hereof, without delivery of an original signature being thereafter required.

               Section 8.16. Schedules. The Company Disclosure Schedule shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein.

               IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.


                                        DSP COMMUNICATIONS, INC.,
                                        a Delaware corporation



                                        By:    /s/ DAVIDI GILO
                                               ---------------------------------
                                               Name:   Davidi Gilo
                                               Title:  Chairman of the Board


                                        INTEL CORPORATION,
                                        a Delaware corporation



                                        By:    /s/ ARVIND SODHANI
                                               ---------------------------------
                                               Name:   Arvind Sodhani
                                               Title:  Treasurer


                                        CWC ACQUISITION CORPORATION,
                                        a Delaware corporation



                                        By:    /s/ SUZAN A. MILLER
                                               ---------------------------------
                                               Name:   Suzan A. Miller
                                               Title:  President


[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER BY AND AMONG DSP COMMUNICATIONS,
            INC., INTEL CORPORATION AND CWC ACQUISITION CORPORATION]

                                     ANNEX A

                             CONDITIONS OF THE OFFER

               Capitalized terms used but not defined herein shall have the meanings set forth in the Agreement and Plan of Merger (the "Agreement") of which this Annex A is a part. Notwithstanding any other provision of the Offer or this Agreement, and subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) relating to Acquisition's obligation to pay for or return tendered shares after termination of the Offer, Acquisition shall not be required to accept for payment or pay for any Shares tendered pursuant to the Offer, may delay the acceptance for payment of any Shares or extend the Offer one or more times pursuant to Section 1.1(b) of this Agreement and may terminate the Offer at any time after January 31, 2000 (provided that if on January 31, 2000 the condition set forth in clause (ii) below regarding the HSR Act is not satisfied and none of the events set forth in paragraphs (a) through (f) below has occurred and is continuing, then such January 31, 2000 date shall be automatically extended to April 30, 2000) if (i) less than a majority of the outstanding Shares on a fully-diluted basis (including for purposes of such calculation all Shares issuable upon exercise of all vested Company Stock Options and unvested Company Stock Options that vest prior to the Final Date, but excluding any Shares held by the Company or any of its subsidiaries) has been tendered pursuant to the Offer by the expiration of the Offer and not withdrawn; (ii) any applicable waiting period under the HSR Act has not expired or terminated; (iii) all necessary consents and approvals from the OCS and the Investment Center of the Ministry of Finance of the State of Israel and any other foreign Governmental Entities shall not have been obtained; or (iv) at any time after the date of this Agreement, and before acceptance for payment of any Shares, any of the following events shall occur and be continuing:

               (a) there shall have been any action (other than a second request by the appropriate Governmental Entity with jurisdiction under the HSR
Act) taken, or any statute, rule, regulation, judgment, order or injunction promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any domestic or foreign court or other Governmental Entity which directly or indirectly (i) prohibits, or makes illegal, the acceptance for payment, payment for or purchase of Shares or the consummation of the Offer, the Merger or the other transactions contemplated by this Agreement,
(ii) renders Acquisition unable to accept for payment, pay for or purchase some or all of the Shares, (iii) imposes material limitations on the ability of Parent effectively to exercise full rights of ownership of the Shares, including the right to vote the Shares purchased by it on all matters properly presented to the Company's stockholders, or (iv) otherwise has a Material Adverse Effect on the Company;

               (b) (i)    the representations and warranties of the Company
contained in this Agreement shall not be true and correct (except to the extent that the aggregate of all breaches thereof would not have a Material Adverse Effect on the Company) at the date hereof and as of the consummation of the Offer with the same effect as if made at and as of the consummation of the Offer (except to the extent such representations specifically relate to an earlier date, in which case such representations shall be true and correct as of such earlier date, and in any event, subject to the foregoing Material Adverse Effect qualification), (ii) the Company shall have failed to perform in all material respects its covenants and obligations contained in this Agreement (other than those set forth in Sections 5.8 and 5.9), or (iii) there shall have occurred since September 30, 1999 any events or changes that constitute a Material Adverse Effect on the Company;

               (c) it shall have been publicly disclosed or Parent shall have otherwise learned that (i) any person or "group" (as defined in Section l3(d)(3) of the Exchange Act) shall have acquired or entered into a definitive agreement or agreement in principle to acquire beneficial ownership of more than 20% of the Shares or any other class of capital stock of the Company, through the acquisition of stock, the formation of a group or otherwise, or shall have been granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 20% of the Shares and (ii) such person or group shall not have tendered such Shares pursuant to the Offer;

               (d) the Company Board shall have withdrawn, or modified or changed in a manner adverse to Parent and Acquisition (including by amendment of the Schedule 14D-9), its recommendation of the Offer, this Agreement or the Merger, or recommended another proposal or offer, or the Company Board, shall have resolved to do any of the foregoing;

               (e) this Agreement shall have terminated in accordance with its terms; or

               (f) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange or the Nasdaq National Market, for a period in excess of twenty-four
(24) hours (excluding suspensions or limitations resulting solely from physical damage or interference with such exchanges not related to market conditions),
(ii) the commencement of a war, armed hostilities or other national or international calamity directly or indirectly involving the United States that constitutes a Material Adverse Effect on the Company or materially adversely affects or delays the consummation of the Offer, (iii) the average of the closing prices of the Standard & Poor's 500 Index for any twenty (20) consecutive trading days shall be twenty-five percent (25%) or more below the closing price of such index on any trading day on or after the date hereof that precedes the commencement of such 20 trading day period, (iv) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), or (v) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

which in the good faith judgment of Parent, in any such case, and regardless of the circumstances (including any action or inaction by Parent) giving rise to such condition makes it inadvisable to proceed with the Offer or the acceptance for payment of or payment for the Shares.

               The foregoing conditions (other than the Minimum Condition) are for the sole benefit of Parent and Acquisition and, subject to the Agreement, may be waived by Parent and Acquisition, in whole or in part at any time and from time to time, in the sole discretion of Parent and Acquisition. The failure by Parent and Acquisition at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

                                                                       Exhibit C

                             STOCK OPTION AGREEMENT


        THIS STOCK OPTION AGREEMENT (this "Stock Option Agreement"), dated as of October 13, 1999, is by and between Intel Corporation, a Delaware corporation ("Grantee"), and DSP Communications, Inc., a Delaware corporation ("Issuer").

                                    RECITALS

        A. Grantee, CWC Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Grantee ("Acquisition"), and Issuer are simultaneously entering into an Agreement and Plan of Merger (the "Merger Agreement") which provides, among other things, that upon the terms and subject to the conditions thereof, Acquisition will commence a tender offer (the "Offer") for all the issued and outstanding shares of Issuer's common stock, $.001 par value ("Issuer Common Stock"), and, after accepting for payment the shares tendered in the Offer (the "Tendered Shares"), Acquisition will merge with and into Issuer with Issuer to continue as the surviving corporation as a wholly-owned subsidiary of Grantee (the "Merger").

        B. As a condition to its willingness to enter into the Merger Agreement, Grantee has required that Issuer agree, and Issuer has agreed, to enter into this Stock Option Agreement, which provides, among other things, that Issuer grant to Grantee an option to purchase shares of Issuer Common Stock, upon the terms and subject to the conditions provided for herein.

        NOW, THEREFORE, in consideration of the premises and mutual covenants and agreements contained in this Stock Option Agreement and the Merger Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

        1. GRANT OF OPTION. Issuer hereby grants to Grantee an irrevocable option (the "Option") to purchase Eight Million (8,000,000) shares of Issuer Common Stock (the "Option Shares"), in the manner set forth below, at an exercise price of Thirty-Six Dollars ($36.00) per share of Issuer Common Stock, subject to adjustment as provided below (the "Option Price"). Initially capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement. Issuer represents and warrants to Grantee that the number of Option Shares constitutes less than twenty percent (20%) of the number of outstanding shares of Issuer's Common Stock on the date hereof.

        2.     EXERCISE OF OPTION.

               (a) Subject to the satisfaction or waiver of the conditions set forth in Section 9 of this Stock Option Agreement, prior to the termination of this Stock Option Agreement in accordance with its terms, Grantee may exercise the Option, in whole or in part, at any time or from time to time on or after the occurrence of a Triggering Event (as defined below). The Option shall terminate and not be exercisable at any time following the Expiration Date (as defined in Section 11). The term "Triggering Event" means the earlier to occur of (i) the time immediately prior to the occurrence of any of the events (or the last of any series of events, as applicable) specified in Section 7.3(a) of the Merger Agreement giving rise to the obligation of the Company to pay the fee specified in Section 7.3(a) and (ii) the date on which Acquisition has accepted for payment the Tendered Shares; provided, however, that clause (ii) of this sentence shall only constitute a Triggering Event if the number of Option Shares plus the number of Tendered Shares will, upon issuance of the Option Shares, equal at least ninety percent (90%) of the issued and outstanding shares of Issuer Common Stock.

               (b) If Grantee wishes to exercise the Option at such time as the Option is exercisable and has not terminated, Grantee shall deliver written notice (the "Exercise Notice") to Issuer specifying Grantee's intention to exercise the Option, the total number of Option Shares it wishes to purchase and a date and time for the closing of such purchase (a "Closing"), which date shall not be less than two (2) nor more than thirty (30) business days after the later of (i) the date such Exercise Notice is given and (ii) the expiration or termination of any applicable waiting period under the HSR Act. If, subsequent to a Triggering Event and prior to the Expiration Date, any Third Party shall have acquired fifty percent (50%) or more of the then outstanding shares of Issuer Common Stock (a "Share Acquisition"), or Issuer shall have entered into a written definitive agreement with any Third Party providing for a Company Acquisition (as defined below), then Grantee, in lieu of exercising the Option, shall have the right at any time thereafter (for so long as the Option is exercisable under Section 2(a) hereof) to request in writing that Issuer pay, and promptly (but in any event not more than twenty (20) business days) after the giving by Grantee of such request, Issuer shall pay to Grantee, in cancellation of the Option, an amount in cash (the "Cancellation Amount") equal to: (1) the excess over the Option Price of the greater of (A) the last sale price of a share of Issuer Common Stock as reported on the New York Stock Exchange on the last trading day prior to the date of the Exercise Notice, and (B) (I) the highest price per share of Issuer Common Stock offered to be paid or paid by any Third Party pursuant to or in connection with such Share Acquisition or Company Acquisition or (II) if such Company Acquisition consists of a purchase and sale of assets, the sum of (a) the aggregate consideration offered to be paid or paid in any transaction or proposed transaction in connection with a Company Acquisition and (b) the amount of cash receivable by Issuer upon the exercise or conversion of outstanding in-the-money options, warrants, rights or convertible securities, divided by the sum of (x) the number of shares of Issuer Common Stock then outstanding plus (y) the number of shares issuable upon exercise or conversion of outstanding in-the-money options, warrants, rights or convertible securities, multiplied by (2) the number of Option Shares then covered by the Option. If all or a portion of the price per share of Issuer Common Stock offered, paid or payable or the aggregate consideration offered, paid or payable for the stock or assets of Issuer, each as contemplated by the immediately preceding sentence, consists of non-cash consideration, such price or aggregate consideration shall be the cash consideration, if any, plus the fair market value of the non-cash consideration as determined jointly by the investment bankers of Issuer and the investment bankers of Grantee.

               (c) Notwithstanding anything to the contrary contained herein,
        (1) Grantee's Total Payment (as defined below), if any, which Grantee may derive hereunder shall in no event exceed Fifty-Five Million Dollars ($55,000,000) and Grantee shall pay any excess over such amount to the Issuer and (2) the Option may not be exercised for a number of Shares as would, as of the date of exercise, result in a Notional Total Payment (as defined below), together with the actual Total Payment immediately preceding such exercise, exceeding Fifty-Five Million Dollars ($55,000,000); provided that if any exercise of the Option would result in a Notional Total Payment, together with the actual Total Payment immediately preceding such exercise, exceeding Fifty-Five Million Dollars ($55,000,000), then Grantee, at its election, may either (A) reduce the number of shares of Issuer Common Stock subject to the Option, (B) deliver to Issuer for cancellation shares of Issuer Common Stock previously purchased by Grantee, (C) pay cash to Issuer or (C) take any action representing any combination of the preceding clauses
        (A), (B) and (C), so that Grantee's Notional Total Payment, when aggregated with the actual Total Payment immediately preceding such exercise, does not exceed Fifty-Five Million Dollars ($55,000,000) after taking into account the foregoing actions. As used herein, (1) "Total Payment" shall mean the sum (before taxes) of the following: (i) any Cancellation Amount received by Grantee pursuant to Section 2(b) hereof,
        (ii) (x) the net cash amounts received by Grantee pursuant to the sale, within twelve (12) months following exercise of the Option, of Option Shares (or any other securities into which such Option Shares shall be converted or exchanged) to any unaffiliated party, less (y) the aggregate Option Price for such shares, (iii) any amounts received by Grantee upon transfer of the Option (or any portion thereof) to any unaffiliated party, and (iv) the amount actually received by Grantee pursuant to Section 7.3(a) of the Merger Agreement; and (2) "Notional Total Payment" with respect to any number of Option Shares as to which Grantee may propose to exercise the Option shall be the Total Payment determined as of the date of such proposed exercise assuming that the Option were exercised on such date for such number of shares and assuming further that such shares, together with all other Option Shares held by Grantee as of such date, were sold for cash at the closing market price for the Issuer Common Stock as of the close of business on the preceding trading day (less customary brokerage commissions). For purposes of this Section 2, references to Grantee shall be deemed to include references to Acquisition or any other affiliate of Grantee.

               (d) As used herein, "Company Acquisition" means the occurrence of any of the following events: (i) the acquisition by a Third Party of fifty percent (50%) or more of the assets of the Issuer and its subsidiaries, taken as a whole; (ii) the acquisition by a Third Party of fifty percent (50%) or more of the outstanding shares of Issuer Common Stock or any securities convertible into or exchangeable for shares of Issuer Common

        Stock that would constitute fifty percent (50%) or more of the outstanding shares of Issuer Common Stock upon such conversion or exchange, or any combination of the foregoing; (iii) the acquisition by the Issuer of the assets or stock of a Third Party if, as a result of which the outstanding shares of Issuer Common Stock immediately prior thereto are increased by one hundred percent (100%) or more, or (iv) the merger, consolidation or business combination of the Issuer with or into a Third Party, where, following such merger, consolidation or business combination, the stockholders of the Issuer immediately prior to such transaction do not hold, immediately after such transaction, securities of the surviving entity constituting more than fifty percent (50%) of the total voting power of the surviving entity.

        3. PAYMENT OF OPTION PRICE AND DELIVERY OF CERTIFICATE. Any Closings under Section 2 of this Stock Option Agreement shall be held at the principal executive offices of Issuer, or at such other place as Issuer and Grantee may agree. At any Closing hereunder, (a) Grantee or its designee shall make payment to Issuer of the aggregate price for the Option Shares being so purchased by delivery of a certified check, official bank check or wire transfer of funds pursuant to Issuer's instructions payable to Issuer in an amount equal to the product obtained by multiplying the Option Price by the number of Option Shares to be purchased, and (b) upon receipt of such payment, Issuer shall deliver to Grantee or its designee a certificate or certificates representing the number of validly issued, fully paid and non-assessable Option Shares so purchased, in the denominations and registered in such names designated to Issuer in writing by Grantee.

        4. REGISTRATION AND LISTING OF OPTION SHARES.

               (a) Grantee may, by written notice (a "Registration Notice"), request at any time or from time to time within two (2) years following a Triggering Event (the "Registration Period"), in order to permit the sale, transfer or other disposition of the Option Shares that have been acquired by or are issuable to Grantee upon exercise of the Option ("Registrable Securities"), that Issuer register under the Securities Act of 1933, as amended (the "Act"), the offering, sale and delivery, or other transfer or disposition, of the Registrable Securities by Grantee. Any such Registration Notice must relate to a number of Registrable Securities equal to at least twenty percent (20%) of the Option Shares, unless the remaining number of Registrable Securities is less than such amount, in which case Grantee shall be entitled to exercise its rights hereunder but only for all of the remaining Registrable Securities (a "Permitted Offering"). Grantee's rights hereunder shall terminate at such time as Grantee shall be entitled to sell all of the remaining Registrable Securities pursuant to Rule 144(k) under the Act. Issuer shall use all reasonable efforts to qualify any Registrable Securities Grantee desires to sell or otherwise dispose of under applicable state securities or "blue sky" laws; provided, however, that Issuer shall not be required to qualify to do business, consent to general service of process or submit to taxation in any jurisdiction by reason of this provision. Without Grantee's prior written consent (which may be withheld in its sole discretion), no



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
        other securities may be included in any such registration. Issuer will use all reasonable efforts to cause each such registration statement to become effective as promptly as possible, to obtain all consents or waivers of other persons that are required therefor and to keep such registration statement effective for a period of at least ninety (90) days from the day such registration statement first becomes effective. The obligations of Issuer hereunder to file a registration statement and to maintain its effectiveness may be suspended for one or more periods not exceeding ninety (90) days in the aggregate if the Board of Directors of Issuer shall have determined in good faith that the filing of such registration statement or the maintenance of its effectiveness would require disclosure of nonpublic information that would materially and adversely affect Issuer, or Issuer is required under the Act to include audited financial statements for any period in such registration statement and such financial statements are not yet available for inclusion in such registration statement. Grantee shall be entitled to make up to two (2) requests for registration of Options Shares under this Section 4(a). For purposes of determining whether the two (2) requests have been made under this Section 4(a), only requests relating to a registration statement that has become effective under the Act will be counted.

               (b) If, during the Registration Period, Issuer shall propose to register under the Act the offering, sale and delivery of Issuer Common Stock for cash for its own account or for any other stockholder of Issuer pursuant to a firm commitment underwriting, it will, in addition to Issuer's other obligations under this Section 4, allow Grantee the right to participate in such registration so long as Grantee participates in such underwriting on terms reasonably satisfactory to the managing underwriters of such offering; provided, however, that, if the managing underwriter of such offering advises Issuer in writing that in its opinion the number of shares of Issuer Common Stock requested to be included in such registration exceeds the number that it would be in the best interests of Issuer to sell in such offering, Issuer will, after fully including therein all shares of Issuer Common Stock to be sold by Issuer, include the shares of Issuer Common Stock requested to be included therein by Grantee pro rata (based on the number of shares of Issuer Common Stock requested to be included therein) with the shares of Issuer Common Stock requested to be included therein by persons other than Issuer and persons to whom Issuer owes a contractual obligation (other than any director, officer or employee of Issuer to the extent any such person is not currently owed such contractual obligation).

               (c) The expenses associated with the preparation and filing of any registration statement pursuant to this Section 4 and any sale covered thereby (including any fees related to blue sky qualifications and filing fees in respect of SEC or the National Association of Securities Dealers, Inc.) ("Registration Expenses") will be paid by Issuer, except for underwriting discounts or commissions or brokers' fees in respect of Option Shares to be sold by Grantee and the fees and disbursements of Grantee's counsel; provided, however, that Issuer will not be required to pay for any Registration Expenses with respect to such registration if the registration request is subsequently withdrawn at the request of Grantee unless Grantee agrees to forfeit its right to request one registration; provided further, however, that, if at the time of such withdrawal Grantee has learned of a material adverse change in the results of operations, condition, business or prospects of Issuer not known to Grantee at the time of the request and has withdrawn the request within a reasonable period of time following disclosure by Issuer to Grantee of such material adverse change, then Grantee shall not be required to pay any of such expenses and shall not forfeit such right to request one registration. Grantee will provide all information reasonably requested by Issuer for inclusion in any registration statement to be filed hereunder.

               (d) In connection with each registration under this Section 4, Issuer shall indemnify and hold each holder of the Option or Option Shares participating in such offering (a "Holder"), its underwriters and each of their respective affiliates harmless against any and all losses, claims, damage, liabilities and expenses (including, without limitation, investigation expenses and fees and disbursements of counsel and accountants), joint or several, to which such Holder, its underwriters and each of their respective affiliates may become subject, under the Act or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in any registration statement (including any prospectus therein), or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, other than such losses, claims, damages, liabilities or expenses (or actions in respect thereof) that arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in written information furnished by a Holder to Issuer expressly for use in such registration statement.

               (e) In connection with any registration statement pursuant to this Section 4, Grantee shall cause each Holder to contractually agree to furnish Issuer with such information concerning itself and the proposed sale or distribution as shall reasonably be required in order to ensure compliance with the requirements of the Act and to provide representations and warranties customary for selling stockholders who are unaffiliated with the issuer. In addition, Grantee shall, and Grantee shall cause each Holder to contractually agree to, indemnify and hold Issuer, its underwriters and each of their respective affiliates harmless against any and all losses, claims, damages, liabilities and expenses (including, without limitation, investigation expenses and fees and disbursement of counsel and accountants), joint or several, to which Issuer, its underwriters and each of their respective affiliates may become subject under the Act or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in written information furnished by any Holder to Issuer expressly for use in such registration statement; provided, however, that in no event shall any indemnification amount contributed by a Holder hereunder exceed the proceeds of the offering received by such Holder.

               (f) Upon the issuance of Option Shares hereunder, Issuer will use all commercially reasonable efforts to promptly list such Option Shares on the New York Stock Exchange or with such national or other exchange on which the shares of Issuer Common Stock are at the time listed.

        5. REPRESENTATIONS AND WARRANTIES OF ISSUER. Issuer hereby represents and warrants to Grantee as follows:

               (a) Issuer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to enter into and perform its obligations under this Stock Option Agreement.

               (b) The execution and delivery of this Stock Option Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Issuer and no other corporate proceedings on the part of Issuer are necessary to authorize this Stock Option Agreement or to consummate the transactions contemplated hereby. The Board of Directors of Issuer has duly approved the issuance and sale of the Option Shares, upon the terms and subject to the conditions contained in this Stock Option Agreement, and the consummation of the transactions contemplated hereby. This Stock Option Agreement has been duly and validly executed and delivered by Issuer and, assuming this Stock Option Agreement has been duly executed and delivered by Grantee, constitutes a valid and binding obligation of Issuer enforceable against Issuer in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to creditors' rights generally; the availability of injunctive relief and other equitable remedies; and limitations imposed by law on indemnification for liability under federal securities laws.

               (c) Issuer has taken all necessary action to authorize and reserve for issuance and to permit it to issue, and at all times from the date of this Stock Option Agreement through the date of expiration of the Option will have reserved for issuance upon exercise of the Option, a sufficient number of authorized shares of Issuer Common Stock for issuance upon exercise of the Option, each of which shares, upon issuance pursuant to this Stock Option Agreement and when paid for as provided herein, will be validly issued, fully paid and nonassessable, and shall be delivered free and clear of all claims, liens, charges, encumbrances and security interests (other than those imposed by Grantee, its affiliates or by Applicable Law).

               (d) The execution, delivery and performance of this Stock Option Agreement by Issuer and the consummation by it of the transactions contemplated hereby, except as required by the HSR Act and any material foreign competition authorities (if applicable), and, with respect to Section 4 hereof, compliance with the provisions of the Act and any applicable state securities laws, do not require the consent, waiver, approval, license or authorization of or result in the acceleration of any obligation under, or constitute a default under, any term, condition or provision of the Certificate of Incorporation or bylaws, or any indenture, mortgage, lien, lease, agreement, contract, instrument, order, judgment, ordinance, regulation or decree or any restriction to which Issuer or any property of Issuer or its subsidiaries is bound, except where failure to obtain such consents, waivers, approvals, licenses or authorizations or where such acceleration or defaults could not, individually or in the aggregate, reasonably be expected to materially and adversely affect Grantee's rights hereunder or to have a Material Adverse Effect on Issuer.

        6. REPRESENTATIONS AND WARRANTIES OF GRANTEE. Grantee hereby represents and warrants to Issuer that:

               (a) Grantee is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has all requisite corporate power and authority to enter into and perform its obligations under this Stock Option Agreement.

               (b) The execution and delivery of this Stock Option Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Grantee and no other corporate proceedings on the part of Grantee are necessary to authorize this Stock Option Agreement or to consummate the transactions contemplated hereby. This Stock Option Agreement has been duly and validly executed and delivered by Grantee and, assuming this Stock Option Agreement has been duly executed and delivered by Issuer, constitutes a valid and binding obligation of Grantee enforceable against Grantee in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to creditors' rights generally; the availability of injunctive relief and other equitable remedies; and limitations imposed by law on indemnification for liability under federal securities laws.

               (c) Grantee is acquiring the Option and it will acquire the Option Shares issuable upon the exercise thereof for its own account and not with a view to the distribution or resale thereof in any manner not in accordance with Applicable Law.

        7. COVENANTS OF GRANTEE. Grantee agrees not to transfer or otherwise dispose of the Option or the Option Shares, or any interest therein, except that Grantee may transfer or dispose of the Option Shares so long as such transaction is in compliance with the Act and any applicable state securities laws. Grantee further agrees to the placement of the following legend on the certificates representing the Option Shares (in addition to any legend required under applicable state securities laws) and any legend referring to the provisions of Section 12 hereof:

        "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER EITHER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY APPLICABLE STATE LAW GOVERNING THE OFFER AND SALE OF SECURITIES. NO TRANSFER OR OTHER DISPOSITION OF THESE SHARES, OR OF ANY INTEREST THEREIN, MAY BE MADE EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND SUCH OTHER STATE LAWS OR PURSUANT TO EXEMPTIONS FROM REGISTRATION UNDER THE ACT, SUCH OTHER STATE LAWS, AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER."

        8. HSR COMPLIANCE EFFORTS. Grantee and Issuer shall take, or cause to be taken, all commercially reasonable actions to consummate and make effective the transactions contemplated by this Stock Option Agreement, including, without limitation, reasonable efforts to obtain any necessary consents of third parties and Governmental Entities and the filing by Grantee and Issuer promptly of any required HSR Act notification forms and the documents required to comply with the HSR Act.

        9. CERTAIN CONDITIONS. The obligation of Issuer to issue Option Shares under this Stock Option Agreement upon exercise of the Option shall be subject to the satisfaction or waiver of the following conditions:

               (a) any waiting periods applicable to the acquisition of the Option Shares by Grantee pursuant to this Stock Option Agreement under the HSR Act and any material foreign competition laws shall have expired or been terminated; and

               (b) no statute, rule or regulation shall be in effect, and no order, decree or injunction entered by any court of competent jurisdiction or Governmental Entity in the United States shall be in effect that prohibits the exercise of the Option or acquisition or issuance of Option Shares pursuant to this Stock Option Agreement.

        10. ADJUSTMENTS UPON CHANGES IN CAPITALIZATION. In the event of any change in the number of issued and outstanding shares of Issuer Common Stock by reason of any stock dividend, stock split, recapitalization, merger, rights offering, share exchange or other change in the corporate or capital structure of Issuer, Grantee shall receive, upon exercise of the Option, the stock or other securities, cash or property to which Grantee would have been entitled if Grantee had exercised the Option and had been a holder of record of shares of Issuer Common Stock on the record date fixed for determination of holders of shares of Issuer Common Stock entitled to receive such stock or other securities, cash or property at the same aggregate price as the aggregate Option Price of the Option Shares.

        11. EXPIRATION. The Option shall expire at the earlier of (y) the Effective Time and (z) upon termination of the Merger Agreement in accordance with its terms unless Grantee has the right, or has the possibility of obtaining the right, to receive a termination fee pursuant to Section 7.3(a) of the Merger Agreement, in which case the Option will not terminate until the later of (A) 5 business days following the time such termination fee becomes unconditionally payable and (B) the expiration of the period in which the Grantee has such right to receive such termination fee (such expiration date is referred to as the "Expiration Date").

        12.    GENERAL PROVISIONS.

               (a) Survival. All of the representations, warranties and covenants contained herein shall survive a Closing and shall be deemed to have been made as of the date hereof and as of the date of each Closing.

               (b) Further Assurances. If Grantee exercises the Option, or any portion thereof, in accordance with the terms of this Stock Option Agreement, Issuer and Grantee will execute and deliver all such further documents and instruments and use all reasonable efforts to take all such further action as may be necessary in order to consummate the transactions contemplated thereby.

               (c) Severability. It is the desire and intent of the parties that the provisions of this Stock Option Agreement be enforced to the fullest extent permissible under the law and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, in the event that any provision of this Stock Option Agreement would be held in any jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Stock Option Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Stock Option Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

               (d) Assignment; Transfer of Stock Option. This Stock Option Agreement shall be binding on and inure to the benefit of the parties hereto and their respective successors and permitted assigns; provided, however, that Issuer and Grantee, without the prior written consent of the other party, shall not be entitled to assign or otherwise transfer any of its rights or obligations hereunder and any such attempted assignment or transfer shall be void; provided further, that Grantee shall be entitled to assign or transfer this Stock Option Agreement or any rights hereunder to any wholly-owned subsidiary of Grantee without Issuer's consent so long as such wholly-owned subsidiary agrees in writing to be bound by the terms and provisions hereof.

               (e) Specific Performance. The parties acknowledge and agree that in the event of a breach of any provision of this Stock Option Agreement, the aggrieved party would be without an adequate remedy at law. The parties therefore agree that in the event of a breach of any provision of this Stock Option Agreement, the aggrieved party may elect to institute and prosecute proceedings in any court of competent jurisdiction to enforce specific performance or to enjoin the continuing breach of such provisions, as well as to obtain damages for breach of this Stock Option Agreement. By seeking or obtaining any such relief, the aggrieved party will not be precluded from seeking or obtaining any other relief to which it may be entitled.

               (f) Amendments. This Stock Option Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by Grantee and Issuer.

               (g) Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to be sufficient if contained in a written instrument and shall be deemed given if delivered personally, telecopied, sent by nationally-recognized, overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the other party at the following addresses (or such other address for a party as shall be specified by like notice):

                    If to Grantee:

                                   Intel Corporation
                                   2200 Mission College Boulevard
                                   Santa Clara, California 95052
                                   Telecopier: (408) 765-1859
                                   Attention: General Counsel

                                   with a copy to:

                                   Gibson, Dunn & Crutcher LLP
                                   One Montgomery Street
                                   Telesis Tower
                                   San Francisco, California 94104
                                   Telecopier: (415) 986-5309
                                   Attention: Kenneth R. Lamb

                    If to Issuer:

                                   DSP Communications, Inc.
                                   20300 Stevens Creek Boulevard
                                   Cupertino, California 95015
                                   Telecopier: (408) 777-2744
                                   Attention: General Counsel

                                   with a copy to:

                                   Skadden, Arps, Slate, Meagher & Flom, LLP
                                   525 University Avenue
                                   Palo Alto, California 94301
                                   Telecopier: (650) 470-4570
                                   Attention: Kenton J. King, Esq.


               (h) Headings. The headings contained in this Stock Option Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Stock Option Agreement.

               (i) Counterparts. This Stock Option Agreement may be executed in one or more counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

               (j)    Governing Law and Venue; Waiver of Jury Trial.

                      (1) THIS STOCK OPTION AGREEMENT SHALL BE DEEMED TO BE MADE
               IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF. The parties hereby irrevocably submit to the jurisdiction of the courts of the State of Delaware and the Federal courts of the United States of America located in the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this Stock Option Agreement and of the documents referred to in this Stock Option Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Stock Option Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a

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
               Delaware State or Federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 12(g) or in such other manner as may be permitted by Applicable Law, shall be valid and sufficient service thereof.

                      (2) The parties agree that irreparable damage would occur
               and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Stock Option Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Stock Option Agreement and to enforce specifically the terms and provisions of this Stock Option Agreement in any Federal court located in the State of Delaware or in Delaware state court, this being in addition to any other remedy to which they are entitled at law or in equity.

                      (3) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY
               CONTROVERSY WHICH MAY ARISE UNDER THIS STOCK OPTION AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS STOCK OPTION AGREEMENT BY, AMONG OTHER THINGS, THE WAIVERS AND CERTIFICATIONS IN THIS SECTION 12(j).

               (k) Entire Agreement. This Stock Option Agreement and the Merger Agreement, and any documents and instruments referred to herein and therein, constitute the entire agreement between the parties hereto and thereto with respect to the subject matter hereof and thereof and supersede all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and thereof. Nothing in this Stock Option Agreement shall be construed to give any person other than the parties to this Stock Option Agreement or their respective successors or permitted assigns any legal or equitable right, remedy or claim under or in respect of this Stock Option Agreement or any provision contained herein.

               (l) Expenses. Except as otherwise provided in this Stock Option Agreement, each party shall pay its own expenses incurred in connection with this Stock Option Agreement and the transactions contemplated hereby.

        IN WITNESS WHEREOF, each of the parties has caused this Stock Option Agreement to be duly executed as of the day and year first above written.

                                 INTEL CORPORATION,
                                 a Delaware corporation



                                 By: /s/ ARVIND SODHANI
                                    -------------------------------------------
                                    Name:  Arvind Sodhani
                                    Title: Treasurer




                                 DSP COMMUNICATIONS, INC.,
                                 a Delaware corporation



                                 By: /s/ DAVIDI GILO
                                    -------------------------------------------
                                    Name:  Davidi Gilo
                                    Title: Chairman of the Board


       [SIGNATURE PAGE TO INTEL/DSP COMMUNICATIONS STOCK OPTION AGREEMENT]

                                                                       Exhibit D

                        TENDER AND VOTING AGREEMENT AND
                                IRREVOCABLE PROXY

        THIS TENDER AND VOTING AGREEMENT AND IRREVOCABLE PROXY, dated as of October 13, 1999 (this "Agreement"), is entered into by and between Intel Corporation, a Delaware corporation ("Parent"), and CWC Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Parent ("Acquisition"), on the one hand, and Davidi Gilo ("Stockholder"), on the other hand.

                              W I T N E S S E T H:

        WHEREAS, concurrently herewith, Parent, Acquisition, and DSP Communications, Inc., a Delaware corporation (the "Company"), have entered into an Agreement and Plan of Merger, of even date herewith (as such agreement may hereafter be amended from time to time, the "Merger Agreement"; initially capitalized and other terms used but not defined herein shall have the meanings ascribed to them in the Merger Agreement), pursuant to which Acquisition will make a tender offer (the "Offer") for all outstanding shares of common stock, $.001 par value, of the Company ("Company Common Stock") and, after Acquisition has accepted tendered shares for payment (the date on which such acceptance occurs, the "Acceptance Date"), the Company and Acquisition will merge with the Company as the surviving corporation and wholly-owned subsidiary of Parent (the "Merger");

        WHEREAS, Stockholder Beneficially Owns (as defined herein) 1,517,604 shares of Company Common Stock (the "Shares"); and

        WHEREAS, as an inducement and a condition to entering into the Merger Agreement, Parent and Acquisition have requested that Stockholder agree, and Stockholder has agreed, to enter into this Agreement;

        NOW, THEREFORE, in consideration of the foregoing and the mutual premises, representations, warranties, covenants and agreements contained herein, the parties hereto hereby agree as follows:

        1.     Provisions Concerning Company Common Stock.

               (a) Tender of Shares. Subject to obtaining the consents described in Schedule 4(a), Stockholder hereby agrees with Parent and Acquisition that Stockholder will, promptly after the date of commencement of the Offer (but in all events not later than ten (10) business days thereafter), tender to Acquisition all Shares Beneficially Owned by Stockholder on such date (the "Tendered Shares"). Stockholder further agrees to tender to Acquisition promptly after Stockholder's acquisition thereof (but in all events not later than ten
(10) business days thereafter) all other shares of Company Common Stock acquired and Beneficially Owned by Stockholder at any time prior to the Acceptance Date or the date on which the Offer is terminated or expires without Acquisition's having accepted shares for payment; all such subsequently tendered Shares shall constitute "Tendered Shares" for all purposes of this Agreement. Stockholder agrees not to withdraw any of the Tendered Shares unless the Offer is terminated or has expired without Acquisition's having accepted the Tendered Shares for payment. Stockholder acknowledges and agrees that Acquisition's obligation to accept for payment and pay for the Tendered Shares is subject to all the terms and conditions of the Offer.

               (b) Voting Agreement. Stockholder hereby agrees with Parent and Acquisition that, at any meeting of the Company's stockholders, however called, or in connection with any written consent of the Company's stockholders, Stockholder shall vote the Shares Beneficially Owned by Stockholder, whether heretofore owned or hereafter acquired, (i) in favor of approval of the Merger Agreement and any actions required in furtherance of the transactions contemplated thereby, including without limitation voting such shares in favor of the election to the Company Board of each person designated by Parent for nomination thereto pursuant to Section 1.3(a) of the Merger Agreement at any meeting of the Company's stockholders called for the election of directors; (ii) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement; and (iii) except as otherwise agreed to in writing in advance by Parent, against: (A) any Third Party Acquisition, (B) any change in a majority of the individuals who, as of the date hereof, constitute the Board of Directors of the Company (other than as contemplated by Section 1.3 of the Merger Agreement), (C) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or any of its subsidiaries and any Third Party, (D) a sale, lease, transfer or disposition of any assets of the Company's or any of its subsidiaries' business outside the ordinary course of business, or any assets which are material to its business whether or not in the ordinary course of business, or a reorganization, recapitalization, dissolution or liquidation of the Company or any of its subsidiaries, (E) any change in the present capitalization of the Company or any amendment of the Company's Certificate of Incorporation or bylaws, (F) any other material change in the Company's corporate structure or affecting its business, or (G) any other action which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone or materially adversely affect the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement or the Stock Option Agreement, or any of the transactions contemplated by this Agreement. Stockholder shall not enter into any agreement or understanding with any person the effect of which would be inconsistent or violative of the provisions and agreements contained herein. For purposes of this Agreement, "Beneficially Own" or "Beneficial Ownership" with respect to any securities shall mean Stockholder's having such ownership, control or power to direct the voting with respect to, or otherwise enables Stockholder to legally act with respect to, such securities as contemplated hereby, including pursuant to any agreement, arrangement or understanding, whether or not in writing. Securities Beneficially Owned by Stockholder shall (i) include securities Beneficially Owned by all other persons with whom Stockholder would constitute a "group" as within the meaning of Section 13(d)(3) of the Exchange Act of 1934, as amended (the "Exchange Act") and (ii) exclude, until their issuance, any Shares issuable upon exercise of options held by Stockholder. Stockholder and Parent acknowledge and agree that nothing in this subsection (b) shall require or be construed to require

Stockholder to take, or not to take, any action in his capacity as a member of the Company Board.

        2.     Irrevocable Proxy.

               (a) Stockholder hereby constitutes and appoints Acquisition, which shall act by and through Suzan A. Miller and Guy S. Anthony (each, a "Proxy Holder"), or either of them, with full power of substitution, its true and lawful proxy and attorney-in-fact to vote at any meeting (and any adjournment or postponement thereof) of the Company's stockholders called for purposes of considering whether to approve the Merger Agreement, the Merger or any of the other transactions contemplated by the Merger Agreement, or any Third Party Acquisition, or to execute a written consent of stockholders in lieu of any such meeting, all Shares Beneficially Owned by Stockholder as of the date of such meeting or written consent in favor of the approval of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, with such modifications to the Merger Agreement as the parties thereto may make, or against a Third Party Acquisition, as the case may be. Such proxy shall be limited strictly to the power to vote the Shares in the manner set forth in the preceding sentence and shall not extend to any other matters.

               (b) The proxy and power of attorney granted herein shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and shall revoke all prior proxies granted by Stockholder. Stockholder shall not grant any proxy to any person which conflicts with the proxy granted herein, and any attempt to do so shall be void. The power of attorney granted herein is a durable power of attorney and shall survive the death or incapacity of Stockholder.

               (c) If Stockholder fails for any reason to vote his, hers or its Shares in accordance with the requirements of Section 1(b) hereof, then the Proxy Holder shall have the right to vote the Shares at any meeting of the Company's stockholders and in any action by written consent of the Company's stockholders in accordance with the provisions of this Section 2. The vote of the Proxy Holder shall control in any conflict between his vote of such Shares and a vote by Stockholder of such Shares.

        3. Director Matters Excluded. Parent and Acquisition acknowledge and agree that no provision of this Agreement shall limit or otherwise restrict Stockholder with respect to any act or omission that Stockholder may undertake or authorize in his capacity as a director of the Company, including, without limitation, any vote that Stockholder may make as a director of the Company with respect to any matter presented to the Board of Directors of the Company.

        4. Other Covenants, Representations and Warranties. Stockholder hereby represents and warrants to Parent and Acquisition as follows:

               (a) Ownership of Shares. Stockholder is the Beneficial Owner of all the Shares. On the date hereof, the Shares constitute all of the Shares Beneficially Owned by Stockholder. Stockholder has voting power with respect to the matters set forth in Section 1(b) hereof with respect to all of the Shares, with no limitations, qualifications or restrictions on such rights other than asset forth on Schedule 4(a) hereto.

               (b) Power; Binding Agreement. Stockholder has the legal capacity, power and authority to enter into and perform all of its obligations under this Agreement. The execution, delivery and performance of this Agreement by Stockholder will not violate any agreement or any court order to which Stockholder is a party or is subject including, without limitation, any voting agreement or voting trust. This Agreement has been duly and validly executed and delivered by Stockholder.

               (c) Restriction on Transfer, Proxies and Non-Interference. Except as expressly contemplated by this Agreement, Stockholder shall not, directly or indirectly: (i) except as expressly contemplated by this Agreement, offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of the Shares or any interest therein; (ii) grant any proxies or powers of attorney or deposit any Shares into a voting trust or enter into a voting agreement with respect to any Shares; or (iii) take any action that would make any representation or warranty of Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling Stockholder from performing any of Stockholder's obligations under this Agreement. Notwithstanding anything to the contrary provided in this Agreement, Stockholder shall have the right to transfer Shares to (i) any Family Member, (ii) the trustee or trustees of a trust for the benefit of Stockholder and/or one or more Family Members and/or charitable organizations, (iii) a foundation created or established by Stockholder, (iv) a corporation of which Stockholder and/or any Family Members owns the majority of the outstanding capital stock, (v) a partnership of which Stockholder and/or Family Members owns a majority of the partnership interests, (vi) a limited liability company of which Stockholder and/or any Family Members owns a majority of the membership interests, (vii) any other entity of which Stockholder and/or any Family Members owns a majority of the ownership interests, (viii) the executor, administrator or personal representative of the estate of Stockholder, or (ix) any guardian, trustee or conservator appointed with respect to the assets of Stockholder; provided that in the case of any such transfer, the transferee shall, as a condition to such transfer, execute an agreement to be bound by the terms of this Agreement, or terms substantially identical thereto. "Family Member" shall have the meaning ascribed to "Related Parties" under
Section 672(c) of the Internal Revenue Code of 1986, as amended.

               (d) Other Potential Acquirors. Stockholder shall immediately cease any discussions or negotiations with any other persons with respect to any Third Party Acquisition. Stockholder shall not, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with or provide any information to any person or group (other than Parent and Acquisition or any designees of Parent and Acquisition) concerning any Third Party Acquisition. The Stockholder shall promptly (and in any event within one business day after becoming aware thereof) (i) notify Parent in the event the Stockholder receives any proposal or inquiry concerning a Third Party Acquisition, including the terms and conditions thereof and the identity of the party submitting such proposal, and any request for confidential information in connection with a potential Third Party Acquisition, (ii) provide a copy of any written agreements, proposals or other materials the Stockholder receives from any such person or group (or its representatives), and (iii) advise Parent from time to time of the status, at any time upon Parent's request, and promptly following any developments concerning the same.

               (e) Reliance by Parent and Acquisition. Stockholder understands and acknowledges that Parent and Acquisition are entering into the Merger Agreement in reliance upon Stockholder's execution and delivery of this Agreement.

        5. Stop Transfer. Stockholder agrees with, and covenants to, Parent and Acquisition that Stockholder shall not request that the Company register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any Shares, unless such transfer is made pursuant to this Agreement. In the event of a stock dividend or distribution, or any change in the Company Common Stock by reason of any stock dividend, split-up, recapitalization, combination, exchange of shares or the like, the term "Shares" shall be deemed to refer to and include the Shares as well as all such stock dividends and distributions and any shares into which or for which any or all of the Shares may be changed or exchanged.

        6. Termination. The proxy granted pursuant to Section 2 hereof and, except as otherwise provided herein, Stockholder's covenants and agreements contained herein with respect to the Shares, shall terminate upon the earliest to occur of: (a) the termination of the Merger Agreement in accordance with its terms; (b) the Acceptance Date; and (c) July 31, 2000. Upon the termination of this Agreement, this Agreement shall forthwith become null and void, and there shall be no liability on the part of any party hereto, except (i) that the provisions of this Section 6 and the provisions of Section 7 shall survive the termination of this Agreement and (ii) nothing herein shall relieve any party from liability for any intentional breach hereof.

        7.     Miscellaneous.

               (a) Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

               (b) Certain Events. Stockholder agrees that this Agreement and the obligations hereunder shall attach to the Shares and shall be binding upon any person to which legal or beneficial ownership of any Shares shall pass, whether by operation of law or otherwise. Notwithstanding any transfer of Shares, the transferor shall remain liable for the performance of all obligations under this Agreement of the transferor.

               (c) Assignment. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of the other party; provided, however, that Parent may, in its sole discretion, assign its rights and obligations hereunder to any direct wholly-owned subsidiary of Parent; provided further that such assignment shall not relieve Parent of its obligations hereunder if such subsidiary shall fail to perform such obligations in accordance with the terms of this Agreement.

               (d) Amendments, Waivers, Etc. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by the parties hereto.

               (e) Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly received if so given) by hand delivery, telecopy, or by mail (registered or certified mail, postage prepaid, return receipt requested) or by any nationally-recognized overnight courier service, such as Federal Express, providing proof of delivery. Any such notice or communication shall be deemed to have been delivered and received (i) in the case of hand delivery, on the date of such delivery, (ii) in the case of telecopy, on the date sent if confirmation of receipt is received and such notice is also promptly mailed by registered or certified mail (return receipt requested), (iii) in the case of a nationally-recognized overnight courier service, in circumstances under which such courier guarantees next business day delivery, on the next business day after the date when sent, and (iv) the case of mailing on the third business day following that on which the piece of mail containing such communication is posted. All communications hereunder shall be delivered to the respective parties at the following addresses:

If to Stockholder:                    Davidi Gilo
                                      20300 Stevens Creek Blvd.
                                      Cupertino, CA 95014

with a copy to:                       Skadden, Arps, Slate, Meagher & Flom, LLP
                                      525 University Ave., Suite 220
                                      Palo Alto, CA 94301
                                      Facsimile:  (650) 470-4570
                                      Attention:  Kenton J. King, Esq.


If to Parent or Acquisition:          Intel Corporation
                                      2200 Mission College Boulevard
                                      Santa Clara, California  95052
                                      Telecopier:  (408) 765-1859
                                      Attention:  General Counsel

                                              and

                                      Intel Corporation
                                      2200 Mission College Boulevard
                                      Santa Clara, California  95052
                                      Telecopier:  (408) 765-6038
                                      Attention:  Treasurer


                                      Gibson, Dunn & Crutcher LLP
with a copy to:                       One Montgomery Street
                                      Telesis Tower
                                      San Francisco, California  94104
                                      Telephone:  (415) 393-8200
                                      Telecopier: (415) 986-5309
                                      Attention:  Kenneth R. Lamb, Esq.


or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the matter set forth above.

               (f) Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

               (g) Specific Performance. Each of the parties hereto recognizes and acknowledges that a breach by it of any covenants or agreements contained in this Agreement will cause the other party to sustain damage for which it would not have an adequate remedy at law for money damages, and therefore each of the parties hereto agrees that in the event of any such breach the aggrieved party shall be entitled to the remedy of specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

               (h) No Waiver. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

               (i) Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof.

               (j) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same Agreement.

               (k) Obligations of Parent. Whenever this Agreement requires a subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such subsidiary to take such action.

               (l) Limitations on Warranties. Except for the representations and warranties contained in this Agreement, Stockholder makes no other express or implied representation or warranty to Parent or Acquisition. Parent and Acquisition acknowledge that, in entering into this Agreement, it has not relied on any representations or warranties of the Stockholder other than the representations and warranties of the Stockholder set forth in this Agreement.

               (m) Stock Transfer Taxes. Acquisition will pay all stock transfer taxes with respect to the transfer and sale of any Shares to it, Parent or any affiliate thereof pursuant to this Agreement.

        IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

                                   INTEL CORPORATION,
                                   a Delaware corporation



                                   By:  /s/ ARVIND SODHANI
                                      -----------------------------------------
                                        Name:  Arvind Sodhani
                                        Title: Treasurer


                                   CWC ACQUISITION CORPORATION,
                                   a Delaware corporation



                                   By:  /s/ SUZAN A. MILLER
                                      -----------------------------------------
                                        Name:  Suzan A. Miller
                                        Title: President


                                   STOCKHOLDER:



                                   By:  /s/ DAVIDI GILO
                                      -----------------------------------------
                                        Name:  Davidi Gilo



       [SIGNATURE PAGE FOR INTEL/DSP COMMUNICATIONS STOCKHOLDER TENDER AND
                     VOTING AGREEMENT AND IRREVOCABLE PROXY]

                                  SCHEDULE 4(a)

       Limitations, Qualifications or Restrictions on Ownership of Shares


1. 255,604 Shares are subject to the terms of an OTC Options Master Agreement entered into between Harmony Management Inc. and Goldman Sachs International, as counterparty, and any transfer or tender of such Shares will require the consent of Goldman Sachs International.

2. 412,500 Shares are subject to the terms of an ISDA Master Agreement entered into between the Gilo Family Trust and NationsBank, N.A., as counterparty, and any transfer or tender of such Shares will require the consent of NationsBank, N.A.

                                                                       Exhibit E

                         TENDER AND VOTING AGREEMENT AND
                                IRREVOCABLE PROXY


        THIS TENDER AND VOTING AGREEMENT AND IRREVOCABLE PROXY, dated as of October 13, 1999 (this "Agreement"), is entered into by and between Intel Corporation, a Delaware corporation ("Parent"), and CWC Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Parent ("Acquisition"), on the one hand, and Joseph Perl ("Stockholder"), on the other hand.

                              W I T N E S S E T H:


        WHEREAS, concurrently herewith, Parent, Acquisition, and DSP Communications, Inc., a Delaware corporation (the "Company"), have entered into an Agreement and Plan of Merger, of even date herewith (as such agreement may hereafter be amended from time to time, the "Merger Agreement"; initially capitalized and other terms used but not defined herein shall have the meanings ascribed to them in the Merger Agreement), pursuant to which Acquisition will make a tender offer (the "Offer") for all outstanding shares of common stock, $.001 par value, of the Company ("Company Common Stock") and, after Acquisition has accepted tendered shares for payment (the date on which such acceptance occurs, the "Acceptance Date"), the Company and Acquisition will merge with the Company as the surviving corporation and wholly-owned subsidiary of Parent (the "Merger");

        WHEREAS, Stockholder Beneficially Owns (as defined herein) all shares of Company Common Stock (the "Shares"); and

        WHEREAS, as an inducement and a condition to entering into the Merger Agreement, Parent and Acquisition have requested that Stockholder agree, and Stockholder has agreed, to enter into this Agreement;

        NOW, THEREFORE, in consideration of the foregoing and the mutual premises, representations, warranties, covenants and agreements contained herein, the parties hereto hereby agree as follows:

        1.     Provisions Concerning Company Common Stock.

               (a) Tender of Shares. Subject to obtaining the consents described in Schedule 4(a), Stockholder hereby agrees with Parent and Acquisition that Stockholder will, promptly after the date of commencement of the Offer (but in all events not later than ten (10) business days thereafter), tender to Acquisition all Shares Beneficially Owned by Stockholder on such date (the "Tendered Shares"). Stockholder further agrees to tender to Acquisition promptly after Stockholder's acquisition thereof (but in all events not later than ten
(10) business days thereafter) all other shares of Company Common Stock acquired and Beneficially Owned by Stockholder at any time prior to the Acceptance Date or the date on which the Offer is terminated or expires without Acquisition's having accepted shares for payment; all such subsequently tendered Shares shall constitute "Tendered Shares" for all purposes of this Agreement. Stockholder agrees not to withdraw any of the Tendered Shares unless the Offer is terminated or has expired without Acquisition's having accepted the Tendered Shares for payment. Stockholder acknowledges and agrees that Acquisition's obligation to accept for payment and pay for the Tendered Shares is subject to all the terms and conditions of the Offer.

               (b) Voting Agreement. Stockholder hereby agrees with Parent and Acquisition that, at any meeting of the Company's stockholders, however called, or in connection with any written consent of the Company's stockholders, Stockholder shall vote the Shares Beneficially Owned by Stockholder, whether heretofore owned or hereafter acquired, (i) in favor of approval of the Merger Agreement and any actions required in furtherance of the transactions contemplated thereby, including without limitation voting such shares in favor of the election to the Company Board of each person designated by Parent for nomination thereto pursuant to Section 1.3(a) of the Merger Agreement at any meeting of the Company's stockholders called for the election of directors; (ii) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement; and (iii) except as otherwise agreed to in writing in advance by Parent, against: (A) any Third Party Acquisition, (B) any change in a majority of the individuals who, as of the date hereof, constitute the Board of Directors of the Company (other than as contemplated by Section 1.3 of the Merger Agreement), (C) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or any of its subsidiaries and any Third Party, (D) a sale, lease, transfer or disposition of any assets of the Company's or any of its subsidiaries' business outside the ordinary course of business, or any assets which are material to its business whether or not in the ordinary course of business, or a reorganization, recapitalization, dissolution or liquidation of the Company or any of its subsidiaries, (E) any change in the present capitalization of the Company or any amendment of the Company's Certificate of Incorporation or bylaws, (F) any other material change in the Company's corporate structure or affecting its business, or (G) any other action which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone or materially adversely affect the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement or the Stock Option Agreement, or any of the transactions contemplated by this Agreement. Stockholder shall not enter into any agreement or understanding with any person the effect of which would be inconsistent or violative of the provisions and agreements contained herein. For purposes of this Agreement, "Beneficially Own" or "Beneficial Ownership" with respect to any securities shall mean Stockholder's having such ownership, control or power to direct the voting with respect to, or otherwise enables Stockholder to legally act with respect to, such securities as contemplated hereby, including pursuant to any agreement, arrangement or understanding, whether or not in writing. Securities Beneficially Owned by Stockholder shall (i) include securities Beneficially Owned by all other persons with whom Stockholder would constitute a "group" as within the meaning of Section 13(d)(3) of the Exchange Act of 1934, as amended (the "Exchange Act") and (ii) exclude, until their issuance, any Shares issuable upon exercise of options held by Stockholder. Stockholder and Parent acknowledge and agree that nothing in this subsection (b) shall require or be construed to require

Stockholder to take, or not to take, any action in his capacity as a member of the Company Board.

        2.     Irrevocable Proxy.

               (a) Stockholder hereby constitutes and appoints Acquisition, which shall act by and through Suzan A. Miller and Guy S. Anthony (each, a "Proxy Holder"), or either of them, with full power of substitution, its true and lawful proxy and attorney-in-fact to vote at any meeting (and any adjournment or postponement thereof) of the Company's stockholders called for purposes of considering whether to approve the Merger Agreement, the Merger or any of the other transactions contemplated by the Merger Agreement, or any Third Party Acquisition, or to execute a written consent of stockholders in lieu of any such meeting, all Shares Beneficially Owned by Stockholder as of the date of such meeting or written consent in favor of the approval of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, with such modifications to the Merger Agreement as the parties thereto may make, or against a Third Party Acquisition, as the case may be. Such proxy shall be limited strictly to the power to vote the Shares in the manner set forth in the preceding sentence and shall not extend to any other matters.

               (b) The proxy and power of attorney granted herein shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and shall revoke all prior proxies granted by Stockholder. Stockholder shall not grant any proxy to any person which conflicts with the proxy granted herein, and any attempt to do so shall be void. The power of attorney granted herein is a durable power of attorney and shall survive the death or incapacity of Stockholder.

               (c) If Stockholder fails for any reason to vote his, hers or its Shares in accordance with the requirements of Section 1(b) hereof, then the Proxy Holder shall have the right to vote the Shares at any meeting of the Company's stockholders and in any action by written consent of the Company's stockholders in accordance with the provisions of this Section 2. The vote of the Proxy Holder shall control in any conflict between his vote of such Shares and a vote by Stockholder of such Shares.

        3. Director Matters Excluded. Parent and Acquisition acknowledge and agree that no provision of this Agreement shall limit or otherwise restrict Stockholder with respect to any act or omission that Stockholder may undertake or authorize in his capacity as a director of the Company, including, without limitation, any vote that Stockholder may make as a director of the Company with respect to any matter presented to the Board of Directors of the Company.

        4. Other Covenants, Representations and Warranties. Stockholder hereby represents and warrants to Parent and Acquisition as follows:

               (a) Ownership of Shares. Stockholder is the Beneficial Owner of all the Shares. On the date hereof, the Shares constitute all of the Shares Beneficially Owned by Stockholder. Stockholder has voting power with respect to the matters set forth in Section 1(b) hereof with respect to all of the Shares, with no limitations, qualifications or restrictions on such rights other than as set forth on
Schedule 4(a) hereto.

               (b) Power; Binding Agreement. Stockholder has the legal capacity, power and authority to enter into and perform all of its obligations under this Agreement. The execution, delivery and performance of this Agreement by Stockholder will not violate any agreement or any court order to which Stockholder is a party or is subject including, without limitation, any voting agreement or voting trust. This Agreement has been duly and validly executed and delivered by Stockholder.

               (c) Restriction on Transfer, Proxies and Non-Interference. Except as expressly contemplated by this Agreement, Stockholder shall not, directly or indirectly: (i) except as expressly contemplated by this Agreement, offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of the Shares or any interest therein; (ii) grant any proxies or powers of attorney or deposit any Shares into a voting trust or enter into a voting agreement with respect to any Shares; or (iii) take any action that would make any representation or warranty of Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling Stockholder from performing any of Stockholder's obligations under this Agreement. Notwithstanding anything to the contrary provided in this Agreement, Stockholder shall have the right to transfer Shares to (i) any Family Member, (ii) the trustee or trustees of a trust for the benefit of Stockholder and/or one or more Family Members and/or charitable organizations, (iii) a foundation created or established by Stockholder, (iv) a corporation of which Stockholder and/or any Family Members owns the majority of the outstanding capital stock, (v) a partnership of which Stockholder and/or Family Members owns a majority of the partnership interests, (vi) a limited liability company of which Stockholder and/or any Family Members owns a majority of the membership interests, (vii) any other entity of which Stockholder and/or any Family Members owns a majority of the ownership interests, (viii) the executor, administrator or personal representative of the estate of Stockholder, or (ix) any guardian, trustee or conservator appointed with respect to the assets of Stockholder; provided that in the case of any such transfer, the transferee shall, as a condition to such transfer, execute an agreement to be bound by the terms of this Agreement, or terms substantially identical thereto. "Family Member" shall have the meaning ascribed to "Related Parties" under
Section 672(c) of the Internal Revenue Code of 1986, as amended.

               (d) Other Potential Acquirors. Stockholder shall immediately cease any discussions or negotiations with any other persons with respect to any Third Party Acquisition. Stockholder shall not, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with or provide any information to any person or group (other than Parent and Acquisition or any designees of Parent and Acquisition) concerning any Third Party Acquisition. The Stockholder shall promptly (and in any event within one business day after becoming aware thereof) (i) notify Parent in the event the Stockholder receives any proposal or inquiry concerning a Third Party Acquisition, including the terms and conditions thereof and the identity of the party submitting such proposal, and any request for confidential information in connection with a potential Third Party Acquisition, (ii) provide a copy of any written agreements, proposals or other materials the Stockholder receives from any such person or group (or its representatives), and (iii) advise Parent from time to time of the status, at any time upon Parent's request, and promptly following any developments concerning the same.

               (e) Reliance by Parent and Acquisition. Stockholder understands and acknowledges that Parent and Acquisition are entering into the Merger Agreement in reliance upon Stockholder's execution and delivery of this Agreement.

        5. Stop Transfer. Stockholder agrees with, and covenants to, Parent and Acquisition that Stockholder shall not request that the Company register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any Shares, unless such transfer is made pursuant to this Agreement. In the event of a stock dividend or distribution, or any change in the Company Common Stock by reason of any stock dividend, split-up, recapitalization, combination, exchange of shares or the like, the term "Shares" shall be deemed to refer to and include the Shares as well as all such stock dividends and distributions and any shares into which or for which any or all of the Shares may be changed or exchanged.

        6. Termination. The proxy granted pursuant to Section 2 hereof and, except as otherwise provided herein, Stockholder's covenants and agreements contained herein with respect to the Shares, shall terminate upon the earliest to occur of: (a) the termination of the Merger Agreement in accordance with its terms; (b) the Acceptance Date; and (c) July 31, 2000. Upon the termination of this Agreement, this Agreement shall forthwith become null and void, and there shall be no liability on the part of any party hereto, except (i) that the provisions of this Section 6 and the provisions of Section 7 shall survive the termination of this Agreement and (ii) nothing herein shall relieve any party from liability for any intentional breach hereof.

        7.     Miscellaneous.

               (a) Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

               (b) Certain Events. Stockholder agrees that this Agreement and the obligations hereunder shall attach to the Shares and shall be binding upon any person to which legal or beneficial ownership of any Shares shall pass, whether by operation of law or otherwise. Notwithstanding any transfer of Shares, the transferor shall remain liable for the performance of all obligations under this Agreement of the transferor.

               (c) Assignment. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of the other party; provided, however, that Parent may, in its sole discretion, assign its rights and obligations hereunder to any direct wholly-owned subsidiary of Parent; provided further that such assignment shall not relieve Parent of its obligations hereunder if such subsidiary shall fail to perform such obligations in accordance with the terms of this Agreement.

               (d) Amendments, Waivers, Etc. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by the parties hereto.

               (e) Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly received if so given) by hand delivery, telecopy, or by mail (registered or certified mail, postage prepaid, return receipt requested) or by any nationally-recognized overnight courier service, such as Federal Express, providing proof of delivery. Any such notice or communication shall be deemed to have been delivered and received (i) in the case of hand delivery, on the date of such delivery, (ii) in the case of telecopy, on the date sent if confirmation of receipt is received and such notice is also promptly mailed by registered or certified mail (return receipt requested), (iii) in the case of a nationally-recognized overnight courier service, in circumstances under which such courier guarantees next business day delivery, on the next business day after the date when sent, and (iv) the case of mailing on the third business day following that on which the piece of mail containing such communication is posted. All communications hereunder shall be delivered to the respective parties at the following addresses:

If to Stockholder:                    Joseph Perl
                                      27644 Natoma Rd
                                      ----------------------------
                                      Los Altos Hills, CA 94022
                                      ----------------------------
                                      Telephone:  650-559-9857
                                                  ----------------
                                      Facsimile:  650-559-9121
                                                  ----------------
                                      Attention:
                                                  ----------------


with a copy to:                       Skadden, Arps, Slate, Meagher & Flom, LLP
                                      525 University Ave., Suite 220
                                      Palo Alto, CA 94301
                                      Facsimile:  (650) 470-4570
                                      Attention:  Kenton J. King, Esq.


If to Parent or Acquisition:          Intel Corporation
                                      2200 Mission College Boulevard
                                      Santa Clara, California  95052
                                      Telecopier:  (408) 765-1859
                                      Attention:  General Counsel

                                              and

                                      Intel Corporation
                                      2200 Mission College Boulevard
                                      Santa Clara, California  95052
                                      Telecopier:  (408) 765-6038
                                      Attention:  Treasurer

                                      Gibson, Dunn & Crutcher LLP
with a copy to:                       One Montgomery Street
                                      Telesis Tower
                                      San Francisco, California  94104
                                      Telephone:  (415) 393-8200
                                      Telecopier: (415) 986-5309
                                      Attention:  Kenneth R. Lamb, Esq.

or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the matter set forth above.

               (f) Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

               (g) Specific Performance. Each of the parties hereto recognizes and acknowledges that a breach by it of any covenants or agreements contained in this Agreement will cause the other party to sustain damage for which it would not have an adequate remedy at law for money damages, and therefore each of the parties hereto agrees that in the event of any such breach the aggrieved party shall be entitled to the remedy of specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

               (h) No Waiver. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

               (i) Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof.

               (j) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same Agreement.

               (k) Obligations of Parent. Whenever this Agreement requires a subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such subsidiary to take such action.

               (l) Limitations on Warranties. Except for the representations and warranties contained in this Agreement, Stockholder makes no other express or implied representation or warranty to Parent or Acquisition. Parent and Acquisition acknowledge that, in entering into this Agreement, it has not relied on any representations or warranties of the Stockholder other than the representations and warranties of the Stockholder set forth in this Agreement.

               (m) Stock Transfer Taxes. Acquisition will pay all stock transfer taxes with respect to the transfer and sale of any Shares to it, Parent or any affiliate thereof pursuant to this Agreement.

        IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

                               INTEL CORPORATION,
                               a Delaware corporation



                               By:   /s/ ARVIND SODHANI
                                  ---------------------------------------------
                                  Name:  Arvind Sodhani
                                  Title: Treasurer


                               CWC ACQUISITION CORPORATION,
                               a Delaware corporation



                               By:   /s/ SUZAN A. MILLER
                                  ---------------------------------------------
                                  Name:  Suzan A. Miller
                                  Title: President


                               STOCKHOLDER:



                               By:   /s/ JOSEPH PERL
                                  ---------------------------------------------
                                  Name:  Joseph Perl


       [SIGNATURE PAGE FOR INTEL/DSP COMMUNICATIONS STOCKHOLDER TENDER AND
                     VOTING AGREEMENT AND IRREVOCABLE PROXY]

                                  SCHEDULE 4(A)

       Limitations, Qualifications or Restrictions on Ownership of Shares


                                      None